Exhibit 99.2

Private and Confidential

DATED 09 May 2022

CRONUS SHIPPING CORPORATION

BOLE SHIPPING CORPORATION

SKOPELOS SHIPPING CORPORATION

IOS SHIPPING CORPORATION

AND

ANTIPAXOS SHIPPING CORPORATION

as Borrowers

-and-

HELLENIC BANK PUBLIC COMPANY LIMITED

as Lender

-and-

HELLENIC BANK PUBLIC COMPANY LIMITED

as Arranger, Agent, Account Bank

and Security Trustee

FACILITY AGREEMENT FOR

A TERM LOAN FACILITY

OF UP TO USD25,235,000

PIRAEUS

Index

Clause		Page
1	Purpose, Definitions, Constructions & Majority Lenders	1

2	The Available Commitment and Cancellation	25

3	Interest and Interest Periods	27

4	Repayment and prepayment	32

5	Fees and expenses	35

6	Payments and taxes; accounts and calculations	35

7	Representations and warranties	40

8	Undertakings	46

9	Conditions	64

10	Events of Default	65

11	Indemnities	69

12	Unlawfulness and increased costs	70

13	Application of moneys, set off, pro-rata payments and miscellaneous	71

14	Accounts and retentions	75

15	Assignment, transfer and lending office	76

16	Arranger, Agent and Security Trustee	80

17	Notices and other matters	90

18	Borrowers’ obligations	92

19	Governing law	94

20	Jurisdiction	94

Schedule 1 The Lenders and their Commitments		98

Schedule 2 Form of Drawdown Notice		99

Schedule 3 Conditions precedent		101

Schedule 4 Form of Transfer Certificate		105

Schedule 5 Form of Trust Deed		109

Schedule 6 Form of Compliance Certificate		110

Schedule 7 Vessel and Third Party Manager details		112

Execution Page		113

THIS AGREEMENT dated                May 2022 is made BY and BETWEEN:

(1)	CRONUS SHIPPING CORPORATION, BOLE SHIPPING CORPORATION, SKOPELOS SHIPPING CORPORATION, IOS SHIPPING CORPORATION and ANTIPAXOS SHIPPING CORPORATION as Borrowers;

(2)	HELLENIC BANK PUBLIC COMPANY LIMITED as Lenders; and

(3)	HELLENIC BANK PUBLIC COMPANY LIMITED as Arranger, Account Bank, Agent and Security Trustee.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1	PURPOSE, DEFINITIONS, CONSTRUCTIONS & MAJORITY LENDERS

1.1	Purpose

This Agreement sets out the terms and conditions on which the Lenders agree to make available to the Borrowers, subject to clause 2 of this Agreement, a loan of up to twenty five million two hundred and thirty five thousand Dollars (USD25,235,000) in five Advances, namely Advance A, Advance B, Advance C, Advance D and Advance E, which shall be drawn down in two advances, namely Advance A and Advance B on one hand and Advance C, Advance D and Advance E on the other hand, within five (5) Banking Days of each other, (i) in respect of Advance A and Advance B, for the purpose of enabling the prepayment of the amounts outstanding under the Existing Loan Agreement by Cronus Shipping Corporation and Bole Shipping Corporation both of the Marshall Islands and (ii) in respect of Advance C, Advance D and Advance E, for the purpose of providing working capital to Ios Shipping Corporation of the Cayman Islands, Skopelos Shipping Corporation of the Cayman Islands and Antipaxos Shipping Corporation of the Marshall Islands.

1.2	Definitions

In this Agreement, unless the context otherwise requires:

“Account Bank” means Hellenic Bank Public Company Limited, a company incorporated in Cyprus acting for the purposes of this Agreement through its office at Corner Limassol Avenue & 200 Athalassa Avenue, 2025 Strovolos, Nicosia, Cyprus, or such other bank as may be designated by the Agent as an Account Bank for the purposes of this Agreement;

“Accounts Charge” means a first priority charge required to be executed between the Borrowers and the Security Trustee in respect of the Earnings Accounts and the Retention Account in such form as the Agent may require in its sole discretion;

“Advance” means the principal amount of each of Advance A, Advance B, Advance C, Advance D and Advance E and in the plural means all of them;

“Advance A” means the principal amount of up to USD3,055,000, to be made available by the Lenders to the Borrowers subject to clause 2 of this Agreement for the purpose described in clause 2.1 or, as the context requires, the amount thereof outstanding from time to time;

“Advance B” means the principal amount of up to USD6,180,000, to be made available by the Lenders to the Borrowers subject to clause 2 of this Agreement for the purpose described in clause 2.1 or, as the context requires, the amount thereof outstanding from time to time;

“Advance C” means the principal amount of up to the lesser of (i) USD6,000,000 and (ii) 50% of the Valuation Amount of Vessel C as at the relevant Drawdown Date, to be made available by the Lenders to the Borrowers subject to clause 2 of this Agreement for the purpose described in clause 2.1 or, as the context requires, the amount thereof outstanding from time to time;

“Advance D” means the principal amount of up to the lesser of (i) USD6,000,000 and (ii) 50% of the Valuation Amount of Vessel D as at the relevant Drawdown Date, to be made available by the Lenders to the Borrowers subject to clause 2 of this Agreement for the purpose described in clause 2.1 or, as the context requires, the amount thereof outstanding from time to time;

“Advance E” means the principal amount of up to the lesser of (i) USD4,000,000 and (ii) 50% of the Valuation Amount of Vessel E as at the relevant Drawdown Date, to be made available by the Lenders to the Borrowers subject to clause 2 of this Agreement for the purpose described in clause 2.1 or, as the context requires, the amount thereof outstanding from time to time;

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person and for this purpose “control” means the ownership of more than fifty per cent (50%) of the voting share capital (or equivalent rights of ownership) of such company or entity.

“Agent” means Hellenic Bank Public Company Limited, a company incorporated in Cyprus acting for the purposes of this Agreement through its office at Corner Limassol Avenue & 200 Athalassa Avenue, 2025 Strovolos, Nicosia, Cyprus (or of such other address as may last have been notified to the other parties to this Agreement pursuant to clause 17.2.3) or such other person as may be appointed as agent by the Lenders pursuant to clause 16.13;

“Anti-Corruption Laws” means the UK Bribery Act 2010, the United States Foreign Corrupt Practices Act of 1977 (each as amended form time to time) and any similar legislation in other jurisdictions;

“Approved Broker” means:

(a)

in respect of each of Vessel A and Vessel B, each of Allied Shipbroking, Barry Rogliano Salles, Clarkson Valuations Limited, Howe Robinson, Intermodal, Kontiki Shipbrokers, Maersk Broker K/S, VesselsValue; and

(b)

in respect of each of Vessel C, Vessel D and Vessel E, each of Allied Shipbroking, Arrow Shipbrokers, Barry Rogliano Salles, Braemar ACM Shipbroking, Clarkson Valuations Limited, Fearnleys, Galbraith’s, Howe Robinson, Intermodal, Maersk Broker K/S, Simpson Spence Young, Steem1960, VesselsValue,

or, in each case, such other reputable, independent and first class firm of shipbrokers specialising in the valuation of vessels of the relevant type appointed by the Agent in its sole discretion;

“Arranger” means Hellenic Bank Public Company Limited, a company incorporated in Cyprus acting for the purposes of this Agreement through its office at Corner Limassol Avenue & 200 Athalassa Avenue, 2025 Strovolos, Nicosia, Cyprus (or of such other address as may last have been notified to the other parties to this Agreement pursuant to clause 17.2.3);

“Article 55 BRRD” means Articles 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investments firms

“Bail-In Action” means the exercise of any Write-down and Conversion Powers;

“Bail-In Legislation” means:

(a)

in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time

(b)

in relation to any other state other than such an EEA Member Country and the United Kingdom, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation; and

(c)	in relation to the United Kingdom, the UK Bail-In Legislation;

“Balloon Instalment” means, in relation to each Advance, the repayment instalment referred to as the “balloon instalment” in clause 4.1;

“Banking Day” means:

(a)	a day on which banks are open in London, Athens, Piraeus and Nicosia (excluding Saturdays and Sundays);

(b)	in respect of a day on which a payment is required to be made under a Security Document, a day on which banks are open in New York City (excluding Saturdays and Sundays);

(c)	a day on which banks are open in each country or place where a payment is required to be made under a Security Document (excluding Saturdays and Sundays); and

(d)	(in relation to the fixing of an interest rate) a day which is a US Government Securities Business Day;

“Banks” means, together, the Arranger, the Agent, the Security Trustee, the Account Bank, the Lenders and any Transferee Lenders;

“Basel III” means:

(a)	the following documents published by the Basel Committee on Banking Supervision relating to “Basel III” in December 2010:

(i)	“Basel III: A global regulatory framework for more resilient banks and banking systems”; and

(ii)	“Basel III: International framework for liquidity risk measurement, standards and monitoring”;

(iii)	“Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010

each as amended, supplemented or restated;

(b)

the rules for global systemically important banks contained in “Global systemically important banks: assessment methodology and the additional loss absorbency requirement – Rules text” published by the Basel Committee on Banking Supervision in November 2011 (as amended, supplemented or restated), and, in each case including CRD IV and CRR and any follow-up agreement, guidance, standards or paper published by the Basel Committee on Banking Supervision relating to “Basel III”;

“Basel IV” means any amendment, replacement or refinement of Basel III known or to be known as “Basel IV”;

“Borrowed Money” means Indebtedness in respect of (i) money borrowed and debit balances at banks, (ii) any bond, note, loan stock, debenture or similar debt instrument, (iii) acceptance or documentary credit facilities, (iv) receivables sold or discounted (otherwise than on a non-recourse basis), (v) deferred payments for assets or services acquired, (vi) finance leases and hire purchase contracts, (vii) swaps, forward exchange contracts, futures and other derivatives, (viii) any other transaction (including without limitation forward sale or purchase agreements) having the commercial effect of a borrowing or of any of (ii) to (vii) above and (ix) guarantees in respect of Indebtedness of any person falling within any of (i) to (viii) above;

“Borrower” means each of Cronus Shipping Corporation (“Cronus”), Bole Shipping Corporation (“Bole”), and Antipaxos Shipping Corporation (”Antipaxos”), each having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960 and Skopelos Shipping Corporation (“Skopelos”) and Ios Shipping Corporation (“Ios”), each having its registered office at Maricorp Services Ltd., P.O. Box 2075, George Town, Grand Cayman KY1-1105, Cayman Islands, British West Indies, and in the plural means all of them;

“Break Costs” means the aggregate amount of all losses, premiums, penalties, costs and expenses whatsoever certified by the Agent at any time and from time to time as having been incurred by the Lenders or any of them in maintaining or funding their Contributions or in liquidating or re-employing fixed deposits acquired to maintain the same as a result of any repayment or prepayment of the Loan or any part thereof otherwise than (i) in accordance with clause 4.1 or (ii) on an Interest Payment Date whether on a voluntary or involuntary basis or otherwise howsoever;

“Casualty Amount” means five hundred thousand Dollars (USD 500,000) (or the equivalent in any other currency);

“Certified Copy” means in relation to any document delivered or issued by or on behalf of any company, a copy of such document certified as a true, complete and up to date copy of the original by any of the directors or officers for the time being of such company or by such company’s attorneys or solicitors;

“Charter Assignment” means in relation to a Vessel, a specific assignment of any Extended Employment Contract and any guarantee of such Extended Employment Contract required to be executed hereunder by any Owner in favour of the Security Trustee (including any notices and/or acknowledgements and/or undertakings associated therewith) in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Classification” means, in relation to each Vessel, the highest class available for a vessel of her type with the relevant Classification Society;

“Classification Society” means, in relation to each Vessel, any IACS classification society which the Lenders shall, at the request of the Borrowers, have agreed in writing shall be treated as the classification society in relation to such Vessel for the purposes of the relevant Ship Security Documents;

“Code” means the US Internal Revenue Code of 1986, as amended, and the regulations promulgated and rulings issued thereunder;

“Commitment” means, with respect to each Lender, the amount set out opposite the name of such Lender in schedule 1 (or its successor pursuant to the terms of any relevant Transfer Certificate executed pursuant to the terms of this Agreement) that such Lender has agreed to advance to the Borrowers hereunder in respect of the Loan, in each case as such amount may have been reduced and/or cancelled by any relevant term of this Agreement;

“Compliance Certificate” means a certificate substantially in the form set out in schedule 6 signed by the chief financial officer of the Corporate Guarantor evidencing (as the case may be) compliance by the Corporate Guarantor with the provisions of clause 8.1.16 (Financial Covenants of the Group);

“Contribution” means, at any relevant time, in relation to each Lender, the principal amount of the Loan owing to such Lender at such time;

“Corporate Guarantee” means the guarantee required to be executed hereunder by the Corporate Guarantor in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Corporate Guarantor” means Navios Maritime Partners L.P., a limited partnership established in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960;

“CRD IV” means the directive 2013/36/EU of the European Union on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms;

“Credit Adjustment Spread” means:

(a)	in respect of an Interest Period of a duration of 1 month, 0.10% per annum;

(b)	in respect of an Interest Period of a duration of 3 months, 0.25% per annum;

(c)	in respect of an Interest Period of a duration of 6 months, 0.40% per annum

“CRR” means the regulation 585/2013/EU of the European Union on prudential requirements for credit institutions and investment firms;

“Default” means any Event of Default or any event or circumstance which with the giving of notice or lapse of time or the satisfaction of any other condition (or any combination thereof) would constitute an Event of Default;

“Dollars” and “USD” mean the lawful currency of the USA and in respect of all payments to be made under any of the Security Documents means funds which are for same day settlement in the New York Clearing House Interbank Payments System (or such other US dollar funds as may at the relevant time be customary for the settlement of international banking transactions denominated in US dollars);

“Drawdown Date” means, in relation to each Advance, any date being a Banking Day falling during the Drawdown Period, on which the relevant Advance is, or is to be, made available;

“Drawdown Notice” means, in relation to each Advance, the notice substantially in the form of schedule 2;

“Drawdown Period” means the period commencing on the Execution Date and ending on the earliest of (a) 30 June 2022 and (b) any date on which (i) the amount of the Loan has been made available in full to the Borrowers by the Lenders in accordance with the provisions of clause 2 or (ii) the Total Commitment is reduced to zero pursuant to clauses 2.7, 10.2 or 12;

“Earnings” means, in respect of a Vessel, all moneys whatsoever from time to time due or payable to the relevant Owner during the Facility Period arising out of the use or operation of such Vessel including (but without limiting the generality of the foregoing) all freight, hire and passage moneys, income arising under pooling arrangements, compensation payable to the relevant Owner in event of requisition of such Vessel for hire, remuneration for salvage and towage services, demurrage and detention moneys and damages for breach (or payments for variation or termination) of any charterparty or other contract (including any contract of affreightment) for the employment of such Vessel;

“Earnings Account” means, in respect of each Borrower, an interest bearing USD Account required to be opened hereunder with the Account Bank in the name of that Borrower designated “[NAME OF BORROWER]—Earnings Account” and includes any other account designated in writing by the Agent to be an Earnings Account for the purposes of this Agreement;

“EBITDA” means the aggregate amount of combined pre-tax profits of the Group before extraordinary or exceptional items, interest, depreciation and amortisation as shown by the Latest Accounts on the relevant Testing Date;

“EEA Member Country” means any member state of the European Union, Iceland, Liechtenstein and Norway;

“EU Bail-In Legislation Schedule” means the document described as such and published by the Loan Market Association (or any successor person) from time to time;

“Encumbrance” means any mortgage, charge, pledge, lien, hypothecation, assignment, title retention, preferential right, option, trust arrangement or security interest or other encumbrance, security or arrangement conferring howsoever a priority of payment in respect of any obligation of any person;

“Environmental Affiliate” means any agent or employee of any Borrower, any Manager (other than the Third Party Manager), or any other Group Member or any other person having a contractual relationship with any Borrower, any Manager (other than the Third Party Manager), or any other Group Member in connection with any Relevant Ship or its operation or the carriage of cargo and/or passengers thereon and/or the provision of goods and/or services on or from any Relevant Ship;

“Environmental Approval” means any consent, authorisation, licence or approval of any governmental or public body or authorities or courts applicable to any Relevant Ship or its operation or the carriage of cargo and/or passengers thereon and/or the provision of goods and/or services on or from any Relevant Ship required under any Environmental Law;

“Environmental Claim” means (i) any claim by, or directive from, any applicable Government Entity alleging breach of, or non-compliance with, any Environmental Laws or Environmental Approvals or otherwise howsoever relating to or arising out of an Environmental Incident or (ii) any claim by any other third party howsoever relating to or arising out of an Environmental Incident (and, in each such case, “claim” shall include a claim for damages and/or direction for and/or enforcement relating to clean-up costs, removal, compliance, remedial action or otherwise) or (iii) any Proceedings arising from any of the foregoing;

“Environmental Incident” means, regardless of cause, (i) any discharge or release of Environmentally Sensitive Material from any Relevant Ship; (ii) any incident in which Environmentally Sensitive Material is discharged or released from a vessel other than a Relevant Ship which involves collision between a Relevant Ship and such other vessel or some other incident of navigation or operation, in either case, where the Relevant Ship, the relevant Manager (other than the Third Party Manager) and/or the relevant Owner and/or the relevant Group Member and/or the relevant Operator (other than the Third Party Manager) are actually, contingently or allegedly at fault or otherwise howsoever liable (in whole or in part) or (iii) any incident in which Environmentally Sensitive Material is discharged or released from a vessel other than a Relevant Ship and where such Relevant Ship is actually or reasonably likely to be arrested as a result and/or where the relevant Manager (other than the Third Party Manager) and/or the relevant Owner and/or other Group Member and/or the relevant Operator (other than the Third Party Manager) are actually or contingently at fault or allegedly and reasonably likely to be found at fault or otherwise howsoever liable to any administrative or legal action;

“Environmental Laws” means all laws, regulations, conventions and agreements whatsoever relating to pollution, human or wildlife well-being or protection of the environment (including, without limitation, the United States Oil Pollution Act of 1990 and any comparable laws of the individual States of the USA);

“Environmentally Sensitive Material” means oil, oil products or any other products or substance which are polluting, toxic or hazardous or any substance the release of which into the environment is howsoever regulated, prohibited or penalised by or pursuant to any Environmental Law;

“Event of Default” means any of the events or circumstances listed in clause 10.1;

“Execution Date” means the date on which this Agreement has been executed by all the parties hereto;

“Existing Loan Agreement” means the loan agreement dated 25 June 2020 (as amended and/or supplemented from time to time) made between (1) Cronus and Bole as borrowers, (2) Hellenic Bank Public Company Limited as lenders and (3) Hellenic Bank Public Company Limited as account bank, arranger, agent and security trustee.

“Extended Employment Contract” means, in respect of a Vessel, any time charterparty, contract of affreightment or other contract of employment of such ship (including the entry of any Vessel in any pool) which has a tenor exceeding thirteen (13) months (including any options to renew or extend such tenor);

“Facility Office” means:

(a)

in respect of a Lender, the office or offices notified by a Lender to the Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five (5) Banking Days’ written notice) as the office or offices through which it will perform its obligations under this Agreement; or

(b)	in respect of any other Bank, the office in the jurisdiction in which it is resident for tax purposes.

“Facility Period” means the period starting on the Execution Date and ending on such date as all obligations whatsoever of all of the Security Parties under or pursuant to the Security Documents whensoever arising, actual or contingent, have been irrevocably paid, performed and/or complied with;

“FATCA” means:

(a)	sections 1471 to 1474 of the Code or any associated regulations or other associated official guidance;

(b)

any treaty, law, regulation or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of paragraph (a) above; or

(c)	any agreement pursuant to the implementation of paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction;

“FATCA Deduction” means a deduction or withholding from a payment under a Security Document required by FATCA;

“FATCA Exempt Party” means a party that is entitled to receive payments free from any FATCA Deduction;

“FATCA FFI” means a foreign financial institution as defined in section 1471(d)(4) of the Code which, if the Lender is not a FATCA Exempt Party, could be required to make a FATCA Deduction;

“Fee Letter” means any letter or letters between the Agent and the Borrowers setting out any of the fees referred to in clause 5.1.

“Flag State” means the Republic of Cyprus, the Republic of Panama, the Republic of Liberia, the Republic of the Marshall Islands, Malta or such other state or territory agreed by the Lenders, at the request of the Borrowers, as the “Flag State” of the Vessels for the purposes of the Security Documents;

“Funding Rate” means any individual rate notified by a Lender to the Agent pursuant to paragraph (b) of Clause 3.8.1 (Cost of funds).

“General Assignment” means, in respect of each Vessel, the deed of assignment of its Earnings, Insurances and Requisition Compensation executed or to be executed by the relevant Owner in favour of the Security Trustee in such form as the Agent and the Majority Lenders may require in their sole discretion and in the plural means all of them;

“Government Entity” means any national or local government body, tribunal, court or regulatory or other agency and any organisation of which such body, tribunal, court or agency is a part or to which it is subject;

“Group” means at any relevant time the Corporate Guarantor and its subsidiaries but not including any subsidiary which is listed on any public stock exchange;

“Group Member” means any member of the Group;

“Historic Term SOFR” means, in relation to the Loan or any part of the Loan, the most recent applicable Term SOFR for a period equal in length to the Interest Period of the Loan or that part of the Loan and which is as of a day which is no more than three US Government Securities Business Days before the Quotation Day;

“IACS” means the International Association of Classification Societies;

“Indebtedness” means any obligation howsoever arising (whether present or future, actual or contingent, secured or unsecured as principal, surety or otherwise) for the payment or repayment of money;

“Initial Valuation Amount” means, in respect of each Mortgaged Vessel, the value thereof as most recently determined under clause 8.2.2 (a);

“Insurances” means, in respect of a Vessel, all policies and contracts of insurance (which expression includes all entries of such Vessel in a protection and indemnity or war risks association) which are from time to time during the Facility Period in place or taken out or entered into by or for the benefit of the relevant Owner (whether in the sole name of the Owner, or in the joint names of the Owner and the Security Trustee or otherwise) in respect of the Vessel and her Earnings or otherwise howsoever in connection with the Vessel and all benefits thereof (including claims of whatsoever nature and return of premiums);

“Insurances Assignment” means, in respect of each Vessel, an assignment of its Insurances executed or to be executed by any co-assured (other than the relevant Owner and the relevant Manager) in favour of the Security Trustee in such form as the Agent may require in its sole discretion and in the plural means all of them;

“Interest Expense” means, for any relevant financial period, the aggregate interest paid or payable by the Group and any member thereof on any Indebtedness during such period;

“Interest Payment Date” means, in relation to each Advance, the last day of an Interest Period and, if an Interest Period is longer than 6 months, the date falling at the end of each successive period of 6 months during such Interest Period starting from its commencement;

“Interest Period” means each period for the calculation of interest in respect of the Loan or, as the case may be, Advance ascertained in accordance with the provisions of clause 3;

“Interpolated Historic Term SOFR” means, in relation to the Loan or any part of the Loan, the rate (rounded to the same number of decimal places as Term SOFR) which results from interpolating on a linear basis between:

(a)	either:

(i)

the most recent applicable Term SOFR (as of a day which is not more than three US Government Securities Business Days before the Quotation Day) for the longest period (for which Term SOFR is available) which is less than the Interest Period of the Loan or that part of the Loan; or

(ii)

if no such Term SOFR is available for a period which is less than the Interest Period of the Loan or that part of the Loan, SOFR for a day which is no more than three US Government Securities Business Days (and no less than three US Government Securities Business Days before the Quotation Day; and

(b)

the most recent applicable Term SOFR (as of a day which is not more than three US Government Securities Business Days before the Quotation Day) for the shortest period (for which Term SOFR is available) which exceeds the Interest Period of the Loan or that part of the Loan;

“Interpolated Term SOFR” means, in relation to the Loan or any part of the Loan, the rate (rounded to the same number of decimal places as Term SOFR) which results from interpolating on a linear basis between:

(a)	either:

(i)	the applicable Term SOFR (as of the Quotation Day) for the longest period (for which Term SOFR is available) which is less than the Interest Period of the Loan or that part of the Loan; or

(ii)

if no such Term SOFR is available for a period which is less than the Interest Period of the Loan or that part of the Loan, SOFR for the day which is three US Government Securities Business Days before the Quotation Day; and

(b)	the applicable Term SOFR (as of the Quotation Day) for the shortest period (for which Term SOFR is available) which exceeds the Interest Period of the Loan or that part of the Loan;

“ISM Code” means in relation to its application to the Borrowers, the Vessels and their operation:

(a)

‘The International Management Code for the Safe Operation of Ships and for Pollution Prevention’, currently known or referred to as the ‘ISM Code’, adopted by the Assembly of the International Maritime Organisation by Resolution A.741(18) on 4 December 1993 and incorporated on 19 May 1994 into Chapter IX of the International Convention for Safety of Life at Sea 1974 (SOLAS 1974); and

(b)

all further resolutions, circulars, codes, guidelines, regulations and recommendations which are now or in the future issued by or on behalf of the International Maritime Organisation or any other entity with responsibility for implementing the ISM Code, including, without limitation, the ‘Guidelines on implementation or administering of the International Safety Management (ISM) Code by Administrations’ produced by the International Maritime Organisation pursuant to Resolution A.788(19) adopted on 25 December 1995, as the same may be amended, supplemented or replaced from time to time;

“ISM Code Documentation” means, in relation to a Vessel, the document of compliance (DOC) and safety management certificate (SMC) issued by a Classification Society pursuant to the ISM Code in relation to that Vessel within the periods specified by the ISM Code;

“ISM SMS” means the safety management system which is required to be developed, implemented and maintained under the ISM Code;

“ISPS Code” means the International Ship and Port Security Code of the International Maritime Organisation and includes any amendments or extensions thereto and any regulations issued pursuant thereto;

“ISSC” means an International Ship Security Certificate issued in respect of a Vessel pursuant to the ISPS Code;

“Latest Accounts” means, in respect of any financial quarter or year of the Group, the latest unaudited (in respect of each financial quarter) or audited (in respect of each financial year) financial statements required to be prepared pursuant to clause 8.1.6;

“Lenders” means the banks listed in schedule 1 and Transferee Lenders;

“Lending Branch” means, in respect of each Lender, its office or branch at the address set out beneath its name in schedule 1 (or, in the case of a Transferee, in the Transfer Certificate to which it is a party as Transferee) or such other office or branch as any Lender shall from time to time select and notify through the Agent to the other parties to this Agreement;

“Liquidity” means the aggregate of any cash deposits legally or beneficially held by all Group Members and including any funds held with the Account Bank and other banks from time to time to satisfy minimum liquidity requirements;

“Loan” means the aggregate principal amount of the Advances made, or to be made, available by the Lenders on the terms and subject to the conditions of this Agreement in an amount of up to USD25,235,000 or, as the context may require, the aggregate principal amount owing to the Lenders under this Agreement at any relevant time;

“Loan-to-Value Ratio” means the amount of the Loan outstanding divided by the Security Value at any relevant time;

“Majority Lenders” means at any relevant time when there are two Lenders, both of them, and at any time when there are more than two Lenders, the Lenders whose Contributions exceed 66.2/3% of the Loan;

“Management Agreement” means, in respect of each Vessel, the management agreement between or on behalf of the relevant Owner and the relevant Manager, each in a form previously approved in writing by the Agent (acting on the instructions of the Majority Lenders);

“Manager” means, in respect of each Vessel, Navios Shipmanagement Inc., a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960, Navios Tankers Management Inc., a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960 which is ultimately wholly owned by Mrs Angeliki Frangou or any other technical management company wholly owned by Mrs Angeliki Frangou or the Third Party Manager or, with the prior written consent of the Agent, any other person appointed by or on behalf of an Owner as the commercial and/or technical manager of the relevant Mortgaged Vessel;

“Manager’s Undertakings” means, collectively, the undertakings and assignments required to be executed hereunder by the relevant Manager in favour of the Security Trustee in respect of each of the Vessels each in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Margin” means, in relation to each Interest Period, 2.50% per annum;

“Market Disruption Rate” means the percentage rate per annum which is the aggregate of the Reference Rate and the applicable Credit Adjustment Spread;

“Material Adverse Effect” means, in the reasonable opinion of the Banks, a material adverse effect on (i) the Banks’ rights under, or the security provided by, any Security Document, (ii) the ability of any Security Party to perform or comply with any of its obligations under any Security Document or (iii) the value or nature of the property, assets, operations, liabilities or financial condition of any Security Party;

“Maturity Date” means, in respect of each of Advance A, Advance C, Advance D and Advance E, the earlier of (i) the date falling 60 months after the final Drawdown Date and (ii) 30 June 2027 and in respect of Advance B, (i) the date falling 60 months after the final Drawdown Date and (ii) 30 June 2027;

“Money Laundering” has the meaning given to it in Article 1 of Directive 2015/849/EC of the Council of European Communities;

“month” means a period beginning in one calendar month and ending in the next calendar month on the day numerically corresponding to the day of the calendar month on which it started, provided that (i) if the period started on the last Banking Day in a calendar month or if there is no such numerically corresponding day, it shall end on the last Banking Day in the next calendar month and (ii) if such numerically corresponding day is not a Banking Day, the period shall end on the next following Banking Day in the same calendar month but if there is no such Banking Day it shall end on the preceding Banking Day and “months” and “monthly” shall be construed accordingly;

“Mortgage” means, in respect of each Vessel, the first preferred mortgage of such Vessel required to be executed hereunder by the Borrower which is the owner thereof in favour of the Security Trustee, including, if appropriate, any deed of covenant collateral thereto, each in such form as the Agent may require in its sole discretion and in the plural means all of them;

“Mortgaged Vessel” means, at any relevant time, a Vessel which is at such time subject to a Mortgage and a Vessel shall, for the purposes of this Agreement, be regarded as a Mortgaged Vessel as from the date on which the Mortgage of that Vessel has been executed and registered in accordance with this Agreement until whichever shall be the earlier of (i) the payment in full of the amount required to be paid to the Agent pursuant to clause 4.3 or 4.4 following the Total Loss or sale respectively of such Vessel and (ii) the end of the Facility Period;

“Navios Holdings” means Navios Maritime Holdings Inc., a company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960

“Net Total Debt’’ means total debt as evidenced at any relevant time by the Latest Accounts, in which they shall have been calculated in accordance with US GAAP less the value of the liabilities relating to operating leases as defined under rule ASC 842 of the US GAAP and cash (which shall have the meaning given thereto under US GAAP) of the Group;

“Net Worth” means, at any relevant time, the Total Assets less Total Liabilities.

“Operator” means any Manager and any person who is from time to time during the Facility Period concerned in the operation of a Relevant Ship and falls within the definition of “Company” set out in rule 1.1.2 of the ISM Code;

“Owner” means, in relation to:

(i)	Vessel A, Cronus;

(ii)	Vessel B, Bole;

(iii)	Vessel C, Skopelos;

(iv)	Vessel D, Ios; and

(v)	Vessel E, Antipaxos

and in the plural means all of them;

“Participating Member State” means any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

“Party” means a party to this Agreement;

“Permitted Encumbrance” means any Encumbrance in favour of the Banks or any of them created pursuant to the Security Documents and Permitted Liens;

“Permitted Holders” means each of: (i) Angeliki Frangou; (ii) each of her spouse, siblings, ancestors, descendants (whether by blood, marriage or adoption, and including stepchildren) and the spouses, siblings, ancestors and descendants thereof (whether by blood, marriage or adoption, and including stepchildren) of such natural persons, the beneficiaries, estates and legal representatives of any of the foregoing, the trustee of any bona fide trust of which any of the foregoing, individually or in the aggregate, are the majority in interest beneficiaries or grantors, and any corporation, partnership, limited liability company or other Person in which any of the foregoing, individually or in the aggregate, own or control a majority in interest; (iii) Navios Holdings; and (iv) all Affiliates controlled by the Persons named in clauses (i) and (ii) above;

“Permitted Liens” means any lien on a Vessel for master’s, officer’s or crew’s wages outstanding in the ordinary course of trading, any lien for salvage and any ship repairer’s or outfitter’s possessory lien for a sum not (except with the prior written consent of the Agent) exceeding the Casualty Amount;

“Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, limited liability partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or any other entity, whether legal or not;

“Pertinent Jurisdiction” means any jurisdiction in which or where any Security Party is incorporated, resident, domiciled, has a permanent establishment or assets, carries on, or has a place of business or is otherwise howsoever effectively connected;

“Prepayment Required Security Amount” means the amount in USD (as certified by the Agent) which is at any relevant time 250% of the Loan

“Proceedings” means any litigation, arbitration, legal action or complaint or judicial, quasi-judicial or administrative proceedings whatsoever arising or instigated by anyone in any court, tribunal, public office or other forum whatsoever and wheresoever (including, without limitation, any action for provisional or permanent attachment of any thing or for injunctive remedies or interim relief and any action instigated on an ex parte basis);

“Published Rate” means:

(a)	SOFR; or

(b)	the Term SOFR for any Quoted Tenor;

“Published Rate Replacement Event” means, in relation to a Published Rate:

(a)	the methodology, formula or other means of determining that Published Rate has, in the opinion of the Majority Lenders and the Borrowers, materially changed;

(b)	(i)

(A)	the administrator of that Published Rate or its supervisor publicly announces that such administrator is insolvent; or

(B)

information is published in any order, decree, notice, petition or filing, however described, or filed with a court, tribunal, exchange, regulatory authority or similar administrative, regulatory or judicial body which reasonably confirms that the administrator of that Published Rate is insolvent, provided that, in each case, at that time, there is no successor administrator to continue to provide that Published Rate;

(ii)

the administrator of that Published Rate publicly announces that it has ceased or will cease, to provide that Published Rate permanently or indefinitely and, at that time, there is no successor administrator to continue to provide that Published Rate;

(iii)	the supervisor of the administrator of that Published Rate publicly announces that such Published Rate has been or will be permanently or indefinitely discontinued; or

(iv)	the administrator of that Published Rate or its supervisor announces that that Published Rate may no longer be used; or

(c)	in the opinion of the Majority Lenders and the Borrowers, that Published Rate is otherwise no longer appropriate for the purposes of calculating interest under this Agreement;

“Quotation Day” means, in relation to any period for which an interest rate is to be determined, two US Government Securities Business Days before the first day of that period (unless market practice differs in the relevant syndicated loan market, in which case the Quotation Day will be determined by the Agent in accordance with that market practice (and if quotations would normally be given on more than one day, the Quotation Day will be the last of those days);

“Quoted Tenor” means, in relation to Term SOFR, any period for which that rate is customarily displayed on the CME Group Benchmark Administration Limited’s website and/or on any licensed data vendor platforms or on the screen of any data provider;

“Reference Rate” means, in relation to the Loan or any part of the Loan:

(a)	the applicable Term SOFR as of the Quotation Day and for a period equal in length to the Interest Period of the Loan or that part of the Loan; or

(b)	as otherwise determined pursuant to Clause 3.6 (Unavailability of Term SOFR),

and if, in either case, that rate is less than zero, the Reference Rate shall be deemed to be zero;

“Registry” means, in relation to each Vessel, the office of the registrar, commissioner or representative of the Flag State, which is duly empowered to register such Vessel, the relevant Owner’s title thereto and the relevant Mortgage under the laws and flag of the Flag State;

“Relevant Advance” means, in respect of Vessel A, Advance A, in respect of Vessel B, Advance B, in respect of Vessel C, Advance C, in respect of Vessel D, Advance D and in respect of Vessel E, Advance E;

“Relevant Market” means the market for overnight cash borrowing collateralised by US Government Securities.

“Relevant Nominating Body” means any applicable central bank, regulator or other supervisory authority or a group of them, or any working group or committee sponsored or chaired by, or constituted at the request of, any of them or the Financial Stability Board;

“Relevant Ship” means each of the Vessels and any other ship from time to time (whether before or after the Execution Date) owned, managed or crewed by, or chartered to, any Group Member;

“Repayment Dates” means, in respect of each Advance, subject to clause 4.3, each of the dates falling at quarterly intervals after the final Drawdown Date, up to and including the earlier of the date falling, (i) in respect of each of Advance A, Advance C, Advance D and Advance E, 60 months after such date and (ii) in respect of Advance B, 60 months after such date, and the final Maturity Date;

“Replacement Reference Rate” means a reference rate which is:

(a)	formally designated, nominated or recommended as the replacement for a Published Rate by:

(i)	the administrator of that Published Rate (provided that the market or economic reality that such reference rate measures is the same as that measured by that Published Rate); or

(ii)	any Relevant Nominating Body,

and if replacements have, at the relevant time, been formally designated, nominated or recommended under both paragraphs, the “Replacement Reference Rate” will be the replacement under paragraph (ii) above;

(b)

if paragraph (a) does not apply, in the opinion of the Majority Lenders and the Borrowers, generally accepted in the international or any relevant domestic syndicated loan markets as the appropriate successor to a Published Rate; or

(c)	if paragraphs (a) and (b) do not apply, in the opinion of the Majority Lenders and the Borrowers, an appropriate successor to a Published Rate;

“Required Authorisation” means any authorisation, consent, declaration, licence, permit, exemption, approval or other document, whether imposed by or arising in connection with any law, regulation, custom, contract, security or otherwise howsoever which must be obtained at any time from any person, Government Entity, central bank or other self-regulating or supra-national authority in order to enable the Borrowers lawfully to borrow the loan or draw any Advance and/or to enable any Security Party lawfully and continuously to continue its corporate existence and/or perform all its obligations whatsoever whensoever arising and/or grant security under the relevant Security Documents and/or to ensure the continuous validity and enforceability thereof;

“Required Security Amount” means the amount in USD (as certified by the Agent) which is at any relevant time 140% of the Loan;

“Requisition” means, in respect of a Vessel, requisition for title or other compulsory acquisition including, if that ship is not released therefrom within the Relevant Period, capture, appropriation, forfeiture, seizure, detention, deprivation or confiscation howsoever for any reason (but excluding requisition for use or hire) by or on behalf of any Government Entity or other competent authority or by pirates, hijackers, terrorists or similar persons; “Relevant Period” means for the purposes of this definition of Requisition either (i) ninety (90) days or, (ii) in respect of pirates, hijackers, terrorists or similar persons, if relevant underwriters confirm in writing (in terms satisfactory to the Lenders) prior to the end of such ninety (90) day period that such capture, appropriation, forfeiture, seizure, detention, deprivation or confiscation will be covered by the relevant Owner’s war risks insurance, the shorter of twelve (12) months after the date upon which the relevant incident occurred and such period at the end of which cover is confirmed to attach;

“Requisition Compensation” means, in respect of a Vessel, all moneys or other compensation from time to time payable during the Facility Period by reason of the Requisition of such Vessel;

“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers;

“Retention Account” means an interest bearing USD Account required to be opened hereunder with the Account Bank in the name of the Borrowers designated [ ] Shipping Co and/or others – Retention Account” and includes any other account designated in writing by the Agent to be the Retention Account for the purposes of this Agreement;

“Retention Amount” means, in relation to any Retention Date, such sum as shall be the aggregate of:

(a)

one third (1/3rd) of the repayment instalment in respect of the relevant Advance falling due for payment pursuant to clause 4.1.1 (as the same may have been reduced by any prepayment) on the next Repayment Date after the relevant Retention Date in respect of that Advance; and

(b)

the applicable fraction (as hereinafter defined) of the aggregate amount of interest falling due for payment in respect of each part of the Loan during and at the end of each Interest Period current at the relevant Retention Date and, for this purpose, the expression “applicable fraction” in relation to each Interest Period shall mean a fraction having a numerator of one and a denominator equal to the number of Retention Dates falling within the relevant Interest Period;

“Retention Dates” means, in respect of each Advance, the date falling thirty (30) days after the final Drawdown Date and each of the dates falling at monthly intervals after such date and prior to the Maturity Date;

“Sanction Authority” means:

(a)	the government of the United States of America;

(b)	the United Nations;

(c)	the European Union (or the governments of any of its member states);

(d)	the United Kingdom; or

(e)

the respective governmental institutions and agencies of any of the foregoing including the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the United States Department of State, the United States Department of Commerce and Her Majesty’s Treasury;

“Sanctions” means any economic, financial or trade sanctions laws, regulations, embargoes or other restrictive measures adopted, administered, enacted or enforced by any Sanctions Authority, or otherwise imposed by any law or regulation compliance with which is reasonable in the ordinary course of business of any Borrower, any Security Party, any Manager (other than the Third Party Manager) or any Bank or to which any Borrower, any Security Party, any Manager or any Bank are subject (which shall include without limitation, any extra-territorial sanctions imposed by law or regulation of the United States of America);

“Sanctions Restricted Jurisdiction” means any country or territory which is the target of country-wide or territory-wide Sanctions, including as at the Execution Date, Iran, Sudan, Syria, Crimea, North Korea, Cuba, Donetsk People’s Republic, and Luhansk People’s Republic regions of Ukraine;

“Sanctions Restricted Person” means a person or vessel:

(a)

that is, or is directly or indirectly, owned or controlled (as such terms are defined by the relevant Sanctions Authority) by, or acting on behalf of, one or more persons or entities on any list (each as amended, supplemented or substituted from time to time) of restricted entities, persons or organisations (or equivalent) published by a Sanctions Authority;

(b)	that is located or resident in or incorporated under the laws of, or owned or controlled by, a person located or resident in or incorporated under the laws of a Sanctions Restricted Jurisdiction; or

(c)	that is otherwise the target or subject of Sanctions;

“Security Documents” means this Agreement, the Corporate Guarantee, the Mortgages, the General Assignments, any Charter Assignment, the Accounts Charge, the Manager’s Undertakings, the Shares Charges, any Insurances Assignment, any Fee Letter and any other documents as may have been or shall from time to time after the Execution Date be executed to guarantee and/or to govern and/or to secure payment of all or any part of the Loan, interest thereon and other moneys from time to time owing by the Borrowers pursuant to this Agreement (whether or not any such document also guarantees and/or secures moneys from time to time owing pursuant to any other document or agreement);

“Security Party” means the Borrowers, the Corporate Guarantor, the Shareholder or any other person who may at any time be a party to any of the Security Documents (other than the Banks and the Managers);

“Security Trustee” means Hellenic Bank Public Company Limited, a company incorporated in Cyprus acting for the purposes of this Agreement through its office at Corner Limassol Avenue & 200 Athalassa Avenue, 2025 Strovolos, Nicosia, Cyprus (or of such other address as may last have been notified to the other parties to this Agreement pursuant to clause 17.2.3) or such other person as may be appointed as Security Trustee and trustee by the Lenders, the Arranger, the Account Bank and the Agent pursuant to clause 16.14;

“Security Value” means the amount in USD which is, at any relevant time, the aggregate of (a) the Valuation Amounts of the Mortgaged Vessels as most recently determined in accordance with clause 8.2.2 and (b) the net realizable market value of any additional security for the time being actually provided to the Lenders pursuant to clause 8.2.1(b) (which, for the avoidance of doubt, shall exclude any amounts standing to the credit of the Earnings Accounts and the Retention Account);

“Shareholder” means each of Navios Maritime Operating L.L.C. and Navios Maritime Midstream Operating LLC, each a limited liability company incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960;

“Shares Charge” means the first priority charge of the shares of and in each Borrower to be executed by the Shareholder in favour of the Security Trustee in such form as the Agent may require in its sole discretion and in the plural means all of them;

“Ship Security Documents” means in relation to each Vessel, the Mortgage, the General Assignment, any Charter Assignment, the Manager’s Undertakings and the Insurances Assignments in respect of such Vessel;

“SOFR” means the secured overnight financing rate (SOFR) administered by the Federal Reserve Bank of New York (or any other person which takes over the administration of that rate) published (before any correction, recalculation or republication by the administrator) by the Federal Reserve Bank of New York (or any other person which takes over the publication of that rate);

“subsidiary” of a person means any company or entity directly or indirectly controlled by such person, and for this purpose “control” means the ownership of more than fifty per cent (50%) of the voting share capital (or equivalent rights of ownership) of such company or entity;

“Taxes” includes all present and future income, corporation, capital or value-added taxes and all stamp and other taxes and levies, imposts, deductions, duties, charges and withholdings whatsoever together with interest thereon and penalties in respect thereto, if any, and charges, fees or other amounts made on or in respect thereof (and “Taxation” shall be construed accordingly);

“Term SOFR” means the term SOFR reference rate administered by CME Group Benchmark Administration Limited (or any other person which takes over the administration of that rate) for the relevant period published (before any correction, recalculation or republication by the administrator) by CME Group Benchmark Administration Limited (or any other person which takes over the publication of that rate);

“Testing Date” means the date on which the audited or, as the case may be, unaudited, statements, referred to in Clause 8.1.6 (Financial statements) are delivered to the Agent;

“Total Assets” means, as at the date of calculation or, as the case may be, for any accounting period, the total assets (based on book values) (which shall have the meaning given thereto under US GAAP) of the Corporate Guarantor as at that date or for that period as shown in the Latest Accounts;

“Total Liabilities” means, as at the date of calculation or, as the case may be, for any accounting period, the total liabilities (which shall have the meaning given thereto under US GAAP) of the Corporate Guarantor as at that date or for that period as shown in the Latest Accounts;

“Total Commitment” means, at any relevant time, the aggregate of the Commitments of all the Lenders at such time (being the aggregate of the sums set out opposite their names in schedule 1);

“Total Loss” means, in respect of each Vessel:

(a)	actual, constructive, compromised, agreed or arranged total loss of such Vessel; or

(b)	Requisition; or

(c)

any hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation of such Vessel not falling within the definition of Requisition, unless such Vessel be released and restored to the relevant Owner within ninety (90) days after such incident;

“Transfer Certificate” means a certificate in substantially the form set out in schedule 4;

“Transferee Lender” has the meaning ascribed thereto in clause 15.3;

“Transferor Lender” has the meaning ascribed thereto in clause 15.3;

“Trust Deed” means a trust deed in the form, or substantially in the form, set out in schedule 5;

“Trust Property” means (i) the security, powers, rights, titles, benefits and interests (both present and future) constituted by and conferred on the Banks or any of them under or pursuant to the Security Documents (including, without limitation, the benefit of all covenants, undertakings, representations, warranties and obligations given, made or undertaken to any Bank in the Security Documents), (ii) all moneys, property and other assets paid or transferred to or vested in any Bank (or anyone else on such Bank’s behalf) or received or recovered by any Bank (or anyone else on such Bank’s behalf) pursuant to, or in connection with, any of the Security Documents whether from any Security Party or any other person and (iii) all moneys, investments, property and other assets at any time representing or deriving from any of the foregoing, including all interest, income and other sums at any time received or receivable by any Bank (or anyone else on such Bank’s behalf) in respect of the same (or any part thereof);

“UK Bail-In Legislation” means Part I of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings);

“Underlying Documents” means, together, any Extended Employment Contracts and the Management Agreements;

“Unlawfulness” means any event or circumstance which either is or, as the case may be, might in the opinion of the Agent become the subject of a notification by the Agent to the Borrowers under clause 12.1;

“Unpaid Sum” means any sum due and payable but unpaid by a Security Party under the Security Documents;

“US GAAP” means generally accepted accounting principles in the US;

“US Government Securities Business Day” means any day other than:

(a)	a Saturday or a Sunday; and

(b)

a day on which the Securities Industry and Financial Markets Association (or any successor organisation) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in US Government securities;

“US Tax Obligor” means:

(a)	a Borrower if it is resident for tax purposes in the USA; or

(b)	a Security Party some or all of whose payments under the Security Documents are from sources within the USA for USA federal income tax purposes;

“USA” means the United States of America;

“Valuation Amount” means, in respect of each Mortgaged Vessel, the value thereof as most recently determined under clause 8.2.2 (b);

“Vessel” means each of Vessel A, Vessel B, Vessel C, Vessel D and Vessel E and in the plural means all of them as defined in Schedule 7; and

“Write-down and Conversion Powers” means:

(a)

in relation to any Bail In Legislation described in the EU Bail In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule;

(b)	in relation to any other applicable Bail-In Legislation other than the UK Bail-In Legislation:

(i)

any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)	any similar or analogous powers under that Bail-In Legislation; and

(c)

in relation to the UK Bail-in Legislation, any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers.

Words and expressions defined in Schedule 7 (Vessel and Third Party Manager Details) shall have the meanings given to them therein as if the same were set out in full in this clause 1.2.

1.3	Construction

In this Agreement, unless the context otherwise requires:

1.3.1	clause headings and the index are inserted for convenience of reference only and shall be ignored in the construction of this Agreement;

1.3.2

references to clauses and schedules are to be construed as references to clauses of, and schedules to, this Agreement and references to this Agreement include its schedules and any supplemental agreements executed pursuant hereto;

1.3.3

references to (or to any specified provision of) this Agreement or any other document shall be construed as references to this Agreement, that provision or that document as in force for the time being and as duly amended and/or supplemented and/or novated;

1.3.4

references to a “regulation” include any present or future regulation, rule, directive, requirement, request or guideline (whether or not having the force of law) of any Government Entity, central bank or any self-regulatory or other supra-national authority (including, without limitation, any regulation implementing or complying with (1) the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework” published by the Basel Committee on Banking Supervision in June 2004, in the form existing on the Execution Date (“Basel II”) and/or (2) Basel III and/or (3) Basel IV and (4) any other law or regulation which, at any time and from time to time, implements and/or amends and/or supplements and/or re-enacts and/or supersedes, whether in whole or in part, Basel II and/or Basel III and/or Basel IV (including CRD IV and CRR), and whether such implementation, application or compliance is by a Government Entity, a lender or any company affiliated to it);

1.3.5	references to any person in or party to this Agreement shall include reference to such person’s lawful successors and assigns and references to a Lender shall also include a Transferee Lender;

1.3.6	words importing the plural shall include the singular and vice versa;

1.3.7	references to a time of day are, unless otherwise stated, to London time;

1.3.8	references to a person shall be construed as references to an individual, firm, company, corporation or unincorporated body of persons or any Government Entity;

1.3.9

references to a “guarantee” include references to an indemnity or any other kind of assurance whatsoever (including, without limitation, any kind of negotiable instrument, bill or note) against financial loss or other liability including, without limitation, an obligation to purchase assets or services as a consequence of a default by any other person to pay any Indebtedness and “guaranteed” shall be construed accordingly;

1.3.10

references to any statute or other legislative provision are to be construed as references to any such statute or other legislative provision as the same may be re enacted or modified or substituted by any subsequent statute or legislative provision (whether before or after the date hereof) and shall include any regulations, orders, instruments or other subordinate legislation issued or made under such statute or legislative provision;

1.3.11

a certificate by the Agent or the Security Trustee as to any amount due or calculation made or any matter whatsoever determined in connection with this Agreement shall be conclusive and binding on the Borrowers except for manifest error;

1.3.12

if any document, term or other matter or thing is required to be approved, agreed or consented to by any of the Banks such approval, agreement or consent must be obtained in writing unless the contrary is stated;

1.3.13	time shall be of the essence in respect of all obligations whatsoever of the Borrowers under this Agreement, howsoever and whensoever arising;

1.3.14	the words “other” and “otherwise” shall not be construed eiusdem generis with any foregoing words where a wider construction is possible; and

1.3.15

a Lender’s “cost of funds” in relation to its participation in the Loan or any part of the Loan is a reference to the average cost (determined either on an actual or a notional basis) which that Lender would incur if it were to fund, from whatever source(s) it may reasonably select, an amount equal to the amount of that participation in the Loan or that part of the Loan for a period equal in length to the Interest Period of the Loan or any part of the Loan.

1.4	Accounting terms and references to currencies

All accounting terms not otherwise defined in this Agreement shall have the meanings assigned to them in accordance with generally accepted international accounting principles (or such other accounting principles as the Agent deems appropriate).

Currencies are referred to in this Agreement by the three letter currency codes (ISO 4217) allocated to them by the International Organisation for Standardisation.

1.5	Contracts (Rights of Third Parties Act) 1999

No part of this Agreement shall be enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

1.6	Majority Lenders

Where this Agreement or any other Security Document provides for any matter to be determined by reference to the opinion of the Majority Lenders or to be subject to the consent or request of the Majority Lenders or for any decision or action to be taken on the instructions in writing of the Majority Lenders, such opinion, consent, request or instructions shall (as between the Lenders) only be regarded as having been validly given or issued by the Majority Lenders if all the Lenders with a Commitment and/or Contribution shall have received prior notice of the matter on which such opinion, consent, request or instructions are required to be obtained and the relevant majority of such Lenders shall have given or issued such opinion, consent, request or instructions but so that (as between the Borrowers and the Banks) the Borrowers shall be entitled (and bound) to assume that such notice shall have been duly received by each relevant Lender and that the relevant majority shall have been obtained to constitute Majority Lenders whether or not this is in fact the case.

2	THE AVAILABLE COMMITMENT AND CANCELLATION

2.1	Agreement to lend

The Lenders, relying upon each of the representations and warranties in clause 7, agree to provide to the Borrowers upon and subject to the terms of this Agreement, the Loan, which shall be made available in five Advances, namely Advance A, Advance B, Advance C, Advance D and Advance E, to be drawn down in two advances, namely Advance A and Advance B on one hand and Advance C, Advance D and Advance E on the other hand, within five (5) Banking Days of each other, (i) in respect of Advance A and Advance B, for the purpose of enabling the prepayment of the amounts outstanding under the Existing Loan Agreement by Cronus and Bole and (ii) in respect of Advance C, Advance D and Advance E, for the purpose of providing working capital to Ios, Skopelos and Antipaxos. Subject to the terms of this Agreement, the obligations of the Lenders shall be to contribute to each Advance, the proportion of the relevant Advance which their respective Commitments bear to the Total Commitment on the relevant Drawdown Date.

2.2	Obligations several

The obligations of the Lenders under this Agreement are several according to their respective Commitments and/or Contributions. The failure of any Lender to perform such obligations shall not relieve any other party to this Agreement of any of its respective obligations or liabilities under this Agreement nor shall any Bank be responsible for the obligations of any other Bank (except for its own obligations, if any, as a Lender) under this Agreement.

2.3	Interests several

Notwithstanding any other term of this Agreement (but without prejudice to the provisions of this Agreement relating to or requiring action by the Majority Lenders) the interests of the Banks are several and the amount due to any Bank is a separate and independent debt. Each Bank shall have the right to protect and enforce its rights arising out of this Agreement and it shall not be necessary for any other Bank to be joined as an additional party in any Proceedings for this purpose.

2.4	Drawdown

2.4.1

On the terms and subject to the conditions of this Agreement, each Advance shall be advanced to the Borrowers on the relevant Drawdown Date following receipt by the Agent from the Borrowers of the relevant Drawdown Notice not later than 10 a.m. on the third Banking Day before the proposed relevant Drawdown Date.

2.4.2	The relevant Drawdown Notice shall be effective on actual receipt by the Agent and, once given, shall, subject as provided in clause 3.6, be irrevocable.

2.5	Limitation and application of Advances

2.5.1	Subject to clauses 5.2.2 and 5.3.3, the principal amount specified in the relevant Drawdown Notice for borrowing on the relevant Drawdown Date shall, subject to the terms of this Agreement be:

(a)	in respect of Advance A, USD3,055,000;

(b)	in respect of Advance B, USD6,180,000;

(c)	in respect of Advance C, the lesser of (i) USD6,000,000 and (ii) 50% of the Valuation Amount of Vessel C as at the relevant Drawdown Date;

(d)	in respect of Advance D, the lesser of (i) USD6,000,000 and (ii) 50% of the Valuation Amount of Vessel D as at the relevant Drawdown Date; and

(e)	in respect of Advance E, the lesser of (i) USD4,000,000 and (ii) 50% of the Valuation Amount of Vessel E as at the relevant Drawdown Date.

2.5.2

The amount of each Advance shall not exceed the lesser of (i) the relevant maximum amount available under such Advance and (ii) 50% of the Valuation Amount of the relevant Vessel as at the relevant Drawdown Date and the amount of the Loan shall not exceed the lesser of (i) twenty five million two hundred and thirty five thousand Dollars (USD25,235,000) and (ii) 40% of the aggregate of the Valuation Amount of the Vessels as at the final Drawdown Date.

2.5.3	Each Advance shall be paid forthwith upon drawdown to such account or accounts as the Borrowers shall stipulate in the relevant Drawdown Notice.

2.6	Availability

Upon receipt of the relevant Drawdown Notice complying with the terms of this Agreement, the Agent shall promptly notify each Lender and each Lender shall make available to the Agent its portion of the relevant Advance for payment by the Agent in accordance with clause 6.2. The Borrowers acknowledge that payment of any Advance to the account referred to in the relevant Drawdown Notice shall satisfy the obligation of the Lenders to lend that Advance to the Borrowers under this Agreement.

2.7	Voluntary cancellation of Facility

The Borrowers may, without penalty or cost but after payment of any Break Costs, at any time during the Drawdown Period by notice to the Agent (effective only on actual receipt) cancel with effect from a date not less than three (3) Banking Days after the receipt by the Agent of such notice the whole or any part of the Total Commitment. Any such notice of cancellation, once given, shall be irrevocable and the Total Commitment shall be reduced accordingly and each Lender’s Commitment shall be reduced pro rata according to the proportion which its Commitment bears to the Total Commitment.

2.8	Cancellation in changed circumstances

The Borrowers may also at any time during the Facility Period by notice to the Agent (effective only on actual receipt) prepay and cancel with effect from a date not less than three (3) days after receipt by the Agent of such notice, the whole but not part only, but without prejudice to the Borrowers’ obligations under clauses 6.6 and 12, of the Contribution and Commitment (if any) of any Lender to which the Borrowers shall have become obliged to pay additional amounts under clause 12 or clause 6.6. Upon any notice of such prepayment and cancellation being given, the Commitment of the relevant Lender shall be reduced to zero, the Borrowers shall be obliged to prepay the Contribution of such Lender and such Lender’s related costs (including but not limited to Break Costs) on such date and such Lender shall be under no obligation to participate in the Loan or any further Advances.

2.9	Cancellation

If any part of the Loan is not drawn down by the end of the Drawdown Period, the Commitment shall thereupon be automatically cancelled and the Lenders shall have no further obligation under this Agreement.

2.10	Use of proceeds

Without prejudice to the Borrowers’ obligations under clause 8.1.4, no Bank shall have any responsibility for the application of the proceeds of any Advance or any part thereof by the Borrowers.

3	INTEREST AND INTEREST PERIODS

3.1	Normal interest rate

The Borrowers agree to pay interest on each Advance or part thereof in respect of each Interest Period relating thereto on each Interest Payment Date (or, in the case of Interest Periods of more than three (3) months, by instalments, the first of such instalments three (3) months from the commencement of the Interest Period and the subsequent instalments at intervals of three (3) months and on the last day of such Interest Period) at the rate per annum determined by the Agent to be the aggregate of (a) the Margin in respect of that Advance, (b) the Reference Rate for such period and (c) the applicable Credit Adjustment Spread.

3.2	Selection of Interest Periods

The Borrowers may by notice received by the Agent not later than 10:00 a.m. on the second Banking Day before the beginning of each Interest Period request that such Interest Period shall have a length of one (1), three (3) or six (6) months or such other period as the Borrowers may select and the Agent (acting on the instructions of the Lenders) may, subject to the same being available in the Relevant Market, agree in its sole discretion.

3.3	Determination of Interest Periods

The length of each Interest Period shall be as requested by the Borrowers under clause 3.2 but so that:

3.3.1

the first Interest Period in respect of the first Advance to be made hereunder shall start on the Drawdown Date in respect thereof, and each subsequent Interest Period relating to each Advance shall start the day falling after the last day of the previous Interest Period;

3.3.2

the first Interest Period in respect of each subsequent Advance to be made hereunder shall commence on its Drawdown Date and terminate simultaneously with the Interest Period which is then current for the Loan and each subsequent Interest Period shall start the day falling after the last day of the previous Interest Period;

3.3.3

if any Interest Period would otherwise overrun a Repayment Date, then, in the case of the last Repayment Date, such Interest Period shall end on the last Repayment Date, and in the case of any other Repayment Date the relevant Advance shall be divided into parts so that there is one part in the amount of the repayment instalment due on each Repayment Date falling in that Interest Period and having an Interest Period ending on the relevant Repayment Date and another part consisting of the balance of the relevant Advance having an Interest Period ascertained in accordance with the other provisions of this clause 3; and

3.3.4

if the Borrowers fail to specify the length of an Interest Period in accordance with the provisions of clause 3.2 and this clause 3.3 such Interest Period shall last three months or such other period as complies with this clause 3.3.

3.4	Default interest

If the Borrowers fail to pay any sum whatsoever (including, without limitation, any sum payable pursuant to this clause 3.4) on its due date for payment under any of the Security Documents, the Borrowers must pay interest on such sum on demand from the due date up to the date of actual payment (as well after as before judgment) at a rate determined by the Agent pursuant to this clause 3.4. The period starting on such due date and ending on such date of payment shall be divided into successive periods of not more than one (1) month as selected by the Agent each of which (other than the first, which shall start on such due date) shall start on the last day of the preceding such period. The rate of interest applicable to each such period shall be the aggregate (as determined by the Agent) of (a) two per cent (2%) per annum, (b) the Margin, (c) the Reference Rate for such period and (d) the applicable Credit Adjustment Spread. Such interest shall be due and payable on the last day of each such period as determined by the Agent and on the day on which all amounts in respect of which interest is being paid under this clause are paid, and each such day shall be treated as an Interest Payment Date, provided that if such unpaid sum is (i) an amount of principal which became due and payable by reason of a declaration by the Agent under clause 10.2.2 or (ii) a prepayment pursuant to clauses 4.3, 4.4, 8.2.1(a) or 12.1 on a date other than an Interest Payment Date relating thereto, the first such period selected by the Agent shall be of a length equal to the period between the due date of such principal sum and such Interest Payment Date and interest shall be payable on such principal sum during such period at a rate of two per cent (2%) above the rate applicable thereto immediately before it shall have become so due and payable. If, for the reasons specified in clause 3.5.1, the Agent is unable to determine a rate in accordance with the foregoing provisions of this clause 3.4, each Lender shall promptly notify the Agent of the cost of funds to such Lender and interest on any sum not paid on its due date for payment shall be calculated at a rate determined by the Agent to be two per cent (2%) per annum above the aggregate of the Margin and the arithmetic mean of the cost of funds to the Lenders compounded at such intervals as the Agent selects.

3.5	Notification of Interest Periods and interest rate

3.5.1	The Agent shall notify the Borrowers and each Lender of each rate of interest and the duration of each Interest Period promptly after each is determined; and

3.5.2	The Agent shall promptly notify the Borrowers of each Funding Rate relating to the Loan, any part of the Loan or any Unpaid Sum.

3.6	Unavailability of Term SOFR

3.6.1

Interpolated Term SOFR: If no Term SOFR is available for the Interest Period of the Loan or any part of the Loan, the applicable Reference Rate shall be the Interpolated Term SOFR for a period equal in length to the Interest Period of the Loan or that part of the Loan.

3.6.2

Historic Term SOFR: If no Term SOFR is available for the Interest Period of the Loan or any part of the Loan and it is not possible to calculate the Interpolated Term SOFR, the applicable Reference Rate shall be the Historic Term SOFR for the Loan or that part of the Loan.

3.6.3

Interpolated Historic Term SOFR: If Clause 3.6.2 above applies but no Historic Term SOFR is available for the Interest Period of the Loan or any part of the Loan, the applicable Reference Rate shall be the Interpolated Historic Term SOFR for a period equal in length to the Interest Period of the Loan or that part of the Loan.

3.6.4

Cost of funds: If Clause 3.6.3 applies but it is not possible to calculate the Interpolated Historic Term SOFR, there shall be no Reference Rate for the Loan or that part of the Loan (as applicable) and Clause 3.8 (Cost of funds) shall apply to the Loan or that part of the Loan for that Interest Period.

3.7	Market disruption

If before close of business in London on the Quotation Day for the relevant Interest Period the Agent receives notification from a Lender or Lenders (whose participations in the Loan or the relevant part of the Loan exceed 30 per cent. of the Loan or that part of the Loan as appropriate) (each a “Notifying Lender”) that its cost of funds relating to its participation in the Loan or that part of the Loan would be in excess of the Market Disruption Rate then Clause 3.8 (Cost of funds) shall apply to the Loan or that part of the Loan (as applicable) for the relevant Interest Period.

3.8	Cost of funds

3.8.1

If this Clause 3.8 (Cost of funds) applies, the rate of interest on the Loan or the relevant part of the Loan for the relevant Interest Period shall be the percentage rate per annum which is the sum of:

(a)	the Margin; and

(b)

the rate notified to the Agent (and the Borrowers) by that Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period to be that which expresses as a percentage rate per annum its cost of funds relating to its participation in the Loan or that part of the Loan.

3.8.2

If this Clause 3.8 (Cost of funds) applies and the Agent or the Borrowers so require, the Agent and the Borrowers shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest or (as the case may be) an alternative basis for funding.

3.8.3

Subject to Clause 3.12 (Changes to reference rates), any substitute or alternative basis agreed pursuant to Clause 3.8.2 above shall, with the prior consent of all the Lenders and the Borrowers, be binding on all parties hereto.

3.8.4	If Clause 3.8.5 does not apply and any rate notified to the Agent under Clause 3.8.1(b) above is less than zero, the relevant rate shall be deemed to be zero.

3.8.5	If this Clause 3.8 (Cost of funds) applies pursuant to Clause 3.7 (Market disruption) and:

(a)	a Lender’s Funding Rate is less than the Market Disruption Rate; or

(b)	a Lender does not notify a rate by the time specified in Clause 3.8.1(b) above,

that Lender’s cost of funds relating to its participation in the Loan or the relevant part of the Loan for that Interest Period shall be deemed, for the purposes of paragraph (a) above, to be the Market Disruption Rate.

3.8.6

If this Clause 3.8 (Cost of funds) applies but any Lender does not notify a rate to the Agent by the time specified in Clause 3.8.1 (b), the rate of interest shall be calculated on the basis of the quotations of the remaining Lenders.

3.9	Notice of Prepayment

If the Borrowers do not agree with an interest rate set by the Agent under Clause 3.8 (Cost of funds), the Borrowers may give the Agent not less than 15 Banking Days’ notice of their intention to prepay the Loan at the end of the interest period set by the Agent.

3.10	Prepayment; termination of Commitments

A notice under Clause 3.9 (Notice of prepayment) shall be irrevocable; the Agent shall promptly notify the Lenders or (as the case may require) the Notifying Lender of the Borrowers’ notice of intended prepayment; and:

(a)	on the date on which the Agent serves that notice, the Total Commitments or (as the case may require) the Commitment of the Notifying Lender shall be cancelled; and

(b)

on the date specified in its notice of intended prepayment, the Borrowers shall prepay (without premium or penalty) the Loan or, as the case may be, the Notifying Lender’s Contribution, together with accrued interest thereon at the applicable rate plus the Margin and, if the prepayment or repayment is not made on the last day of the interest period set by the Agent, any sums payable in respect of Break Costs.

3.11	Application of prepayment

3.11.1	The provisions of Clause 4 (Repayment and Prepayment) shall apply in relation to the prepayment made hereunder.

3.12	Changes to reference rates

3.12.1	If a Published Rate Replacement Event has occurred in relation to any Published Rate for dollars, any amendment or waiver which relates to:

(a)	providing for the use of a Replacement Reference Rate in place of that Published Rate; and

(b)

(i)	aligning any provision of any Security Document to the use of that Replacement Reference Rate;

(ii)

enabling that Replacement Reference Rate to be used for the calculation of interest under this Agreement (including, without limitation, any consequential changes required to enable that Replacement Reference Rate to be used for the purposes of this Agreement);

(iii)	implementing market conventions applicable to that Replacement Reference Rate;

(iv)	providing for appropriate fallback (and market disruption) provisions for that Replacement Reference Rate; or

(v)

adjusting the pricing to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from one party hereto to another as a result of the application of that Replacement Reference Rate (and if any adjustment or method for calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of that designation, nomination or recommendation), may be made with the consent of the Majority Lenders and the Borrowers.

3.12.2

If any Lender fails to respond to a request for an amendment or waiver described in Clause 3.12.1 within 5 Banking Days (or such longer period in relation to any request which the Borrowers and the Agent may agree) of that request being made:

(a)

its Commitment shall not be included for the purpose of calculating the Total Commitments when ascertaining whether any relevant percentage of Total Commitments has been obtained to approve that request; and

(b)	its status as a Lender shall be disregarded for the purpose of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve that request.

4	REPAYMENT AND PREPAYMENT

4.1	Repayment

4.1.1	Subject as otherwise provided in this Agreement, the Borrowers must repay:

(a)

Advance A by twenty (20) consecutive quarterly instalments to be repaid on each of the Repayment Dates in respect of that Advance. The amount of the first nineteen (19) instalments shall be USD155,000 each and the amount of the twentieth (20th) instalment shall be USD110,000;

(b)

Advance B by twenty (20) consecutive quarterly instalments to be repaid on each of the Repayment Dates in respect of that Advance and a balloon instalment to be repaid on the final Repayment Date. The amount of the first (1st) instalment shall be USD700,000, the amount of the next thirteen (13) instalments shall be USD280,000 each, the amount of the next six (6) instalments shall be USD140,000 each and the amount of the Balloon Instalment shall be USD1,000,000;

(c)

Advance C by twenty (20) consecutive quarterly instalments to be repaid on each of the Repayment Dates in respect of that Advance and a balloon instalment to be repaid on the final Repayment Date. The amount of each instalment shall be USD225,000 and the amount of the Balloon Instalment shall be USD1,500,000;

(d)

Advance D by twenty (20) consecutive quarterly instalments to be repaid on each of the Repayment Dates in respect of that Advance and a balloon instalment to be repaid on the final Repayment Date. The amount of each instalment shall be USD225,000 and the amount of the Balloon Instalment shall be USD1,500,000; and

(e)

Advance E by twenty (20) consecutive quarterly instalments. to be repaid on each of the Repayment Dates in respect of that Advance and a balloon instalment to be repaid on the final Repayment Date. The amount of each instalment shall be USD150,000 and the amount of the Balloon Instalment shall be USD1,000,000.

If the Commitment in respect of any Advance is not drawn in full, the amount of each repayment instalments including the said balloon instalment for that Advance shall be reduced proportionately.

4.1.2

The Borrowers shall on the Maturity Date in respect of the last Advance to be repaid also pay to the Agent and the Lenders the whole of the Loan then outstanding and all other amounts in respect of interest or otherwise then due and payable under this Agreement and the Security Documents.

4.2	Voluntary prepayment

Subject to clauses 4.6 and 4.7 the Borrowers may prepay any specified amount of any Advance on any Interest Payment Date relating to the part of the Loan to be repaid without premium or penalty.

4.3	Mandatory Prepayment on Total Loss

On the date falling one hundred and eighty (180) days after that on which a Mortgaged Vessel became a Total Loss or, if earlier, on the date upon which the relevant insurance proceeds are, or Requisition Compensation in respect of such Mortgaged Vessel is, received by the relevant Borrower (or the Security Trustee pursuant to the Security Documents), the Borrowers must prepay the Loan by an amount equal to the aggregate of:

(a)	the Relevant Advance; and

(b)	any additional amount required to ensure that the Security Value after such prepayment is at least equal to the Prepayment Required Security Amount.

4.4	Interpretation

For the purpose of this Agreement, a Total Loss shall be deemed to have occurred:

(a)	in the case of an actual total loss of a Vessel, on the actual date and at the time such Vessel was lost or, if such date is not known, on the date on which such Vessel was last reported;

(b)

in the case of a constructive total loss of a Vessel, upon the date and at the time notice of abandonment of the ship is given to the then insurers of such Vessel (provided a claim for total loss is admitted by such insurers) or, if such insurers do not immediately admit such a claim, at the date and at the time at which either a total loss is subsequently admitted by such insurers or a total loss is subsequently adjudged by a competent court of law or arbitration tribunal to have occurred;

(c)

in the case of a compromised or arranged total loss of a Vessel, on the date upon which a binding agreement as to such compromised or arranged total loss has been entered into by the then insurers of such Vessel;

(d)	in the case of Requisition, on the date when that occurs; and

(e)

in the case of hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation of a Vessel (other than within the definition of Requisition) on the date falling ninety (90) days after such incident.

4.5	Mandatory prepayment on sale of Mortgaged Vessel

On the date of completion of the sale or transfer of ownership of any Mortgaged Vessel the Borrowers must prepay the Loan by an amount equal to the greater of (i) the Relevant Advance and (ii) provided there remains a balance of the sale or transfer proceeds after the prepayment of the Relevant Advance, such amount as would be required to ensure that the Security Value after such prepayment is at least equal to the aggregate of:

(a)	the Relevant Advance; and

(b)	any additional amount required to ensure that the Security Value after such prepayment is at least equal to the Prepayment Required Security Amount.

4.6	Amounts payable on prepayment

Any prepayment of all or part of the Loan under this Agreement shall be made together with:

4.6.1	accrued interest on the amount to be prepaid to the date of such prepayment;

4.6.2	any additional amount payable under clauses 3.6, 6.6 or 12.2; and

4.6.3	all other sums payable by the Borrowers to the Banks under this Agreement or any of the other Security Documents including, without limitation any Break Costs.

4.7	Notice of prepayment; reduction of repayment instalments

4.7.1

No prepayment may be effected under clause 4.2 unless the Borrowers shall have given the Agent at least three (3) Banking Days’ prior written notice of their intention to make such prepayment. Every notice of prepayment shall be effective only on actual receipt by the Agent, shall be irrevocable, shall specify the amount to be prepaid and shall oblige the Borrowers to make such prepayment on the date specified.

4.7.2

Any amounts prepaid pursuant to clause 4.2 shall be applied against the relevant Advance in reducing the repayment instalments thereof (including the Balloon Instalment) in such manner and order as shall be requested by the Borrowers at the time of such prepayment.

4.7.3

Any amounts prepaid pursuant to clauses 4.3 or 4.5 shall be applied fully against the Relevant Advance and thereafter shall be applied pro rata against the repayment instalments of the remaining Advances which are at that time outstanding (including the Balloon Instalments) or in such other manner and order as shall be agreed between the Borrowers and the Lenders at the time of such prepayment.

4.7.4	The Borrowers may not prepay any part of the Loan except as expressly provided in this Agreement.

4.7.5	No amount prepaid may be re-borrowed.

4.8	Deferral Option

The Borrowers may defer two consecutive repayment instalments in respect of Advance A (each a “Deferred Instalment”) falling due under Clause 4.1.1 on any of the Repayment Dates falling after 30 June 2022 by giving written notice to the Agent at least ten (10) Banking Days prior to the Repayment Date in respect of the instalment to be deferred, following which the repayment instalment due on that Repayment Date shall be added to the Balloon Instalment in respect of Advance A, which will be increased accordingly, Provided that the Borrowers may make an election under this Clause 4.8 only if at the time such election is made and on the Repayment Date relative to the deferred repayment instalment (a) no Event of Default has occurred which is continuing and (b) no breach of any covenant under this Agreement or no Event of Default would occur as a result of such deferral.

5	FEES AND EXPENSES

5.1	Fees

The Borrowers shall pay arrangement fees and deferral fees in accordance with any Fee Letters.

5.2	Expenses

The Borrowers agree to reimburse the Banks on a full indemnity basis on demand for all expenses and/or disbursements whatsoever certified by the Banks or any of them as having been incurred by them from time to time and at any time:

5.2.1

in connection howsoever with the syndication of the Loan and with the negotiation, preparation, execution and, where relevant, registration of the Security Documents and of any contemplated or actual amendment, or indulgence or the granting of any waiver or consent howsoever in connection with, any of the Security Documents; and

5.2.2

in contemplation or furtherance of, or otherwise howsoever in connection with, the exercise or enforcement of, or preservation of any rights, powers, remedies or discretions under any of the Security Documents, or in consideration of the Banks’ rights thereunder or any action proposed or taken, together with interest at the rate referred to in clause 3.4 from the date on which such expenses and/or disbursements were incurred to the date of payment (as well after as before judgment).

5.3	Value Added Tax

All fees and expenses payable under to this clause 5 must be paid with value added tax or any similar tax (if any) properly chargeable thereon. Any value added tax chargeable in respect of any services supplied by the Banks or any of them under this Agreement shall, on delivery of the value added tax invoice, be paid in addition to any sum agreed to be paid hereunder.

5.4	Stamp and other duties

The Borrowers must pay all stamp, documentary, registration or other like duties or taxes (including any duties or taxes payable by any of the Banks but excluding any FATCA Deduction) imposed on or in connection with any of the Underlying Documents, the Security Documents or the Loan or any Advance and agree to indemnify the Banks or any of them against any liability arising by reason of any delay or omission by any Borrower to pay such duties or taxes.

6	PAYMENTS AND TAXES; ACCOUNTS AND CALCULATIONS

6.1	No set-off or counterclaim

All payments to be made by the Borrowers under any of the Security Documents must be made in full, without any set off or counterclaim whatsoever and, subject to clause 6.6, free and clear of any deductions or withholdings, in USD not later than 11 a.m. London time on the due date in freely available funds to such account at such bank and in such place as the Agent may from time to time specify for this purpose. Save as otherwise provided in this Agreement or any other relevant Security Documents, such payments shall be for the account of all Lenders and the Agent shall distribute such payments in like funds as are received by the Agent to the Lenders rateably, in the proportions which their respective Contributions bear to the aggregate of the Loan and the Advances on the date on which such payment is made.

6.2	Payment by the Lenders

All sums to be advanced by the Lenders to the Borrowers under this Agreement shall be remitted in USD on the relevant Drawdown Date to the account of the Agent at such bank as the Agent may have notified to the Lenders and shall be paid by the Agent on such date in like funds as are received by the Agent to the account or accounts specified in the relevant Drawdown Notice.

6.3	Non-Banking Days

When any payment under any of the Security Documents would otherwise be due on a day which is not a Banking Day, the due date for payment shall be extended to the next following Banking Day unless such Banking Day falls in the next calendar month in which case payment shall be made on the immediately preceding Banking Day.

6.4	Calculations

All interest and other payments of an annual nature under any of the Security Documents shall accrue from day to day and be calculated on the basis of actual days elapsed and a three hundred and sixty (360) day year.

6.5	Currency of account

If any sum due from the Borrowers under any of the Security Documents, or under any order or judgment given or made in relation thereto or for any other reason whatsoever, must be converted from the currency (“the first currency”) in which the same is payable thereunder into another currency (“the second currency”) for the purpose of (i) making or filing a claim or proof against the Borrowers, (ii) obtaining an order or judgment in any court or other tribunal or (iii) enforcing any order or judgment given or made in relation thereto, the Borrowers undertake to indemnify and hold harmless the Lender from and against any loss suffered as a result of any discrepancy between (a) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (b) the rate or rates of exchange at which the Lender may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof. Any amount due from the Borrowers under this clause 6.5 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of any of the Security Documents and the term “rate of exchange” includes any premium and costs of exchange payable in connection with the purchase of the first currency with the second currency.

6.6	Grossing-up for Taxes—by the Borrowers

If at any time the Borrowers must make any deduction or withholding in respect of Taxes (other than a FATCA Deduction) or deduction in respect of any royalty payment, duty, assessment or other charge or otherwise from any payment due under any of the Security Documents for the account of any Bank or if the Agent or the Security Trustee must make any deduction or withholding from a payment to another Bank or withholding in respect of Taxes from any payment due under any of the Security Documents, the sum due from the Borrowers in respect of such payment must then be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the relevant Bank receives on the due date for such payment (and retains, free from any liability in respect of such deduction or withholding), a net sum equal to the sum which it would have received had no such deduction or withholding been made and the Borrowers agree to indemnify each Bank on demand against any losses or costs certified by such Bank to have been incurred by it by reason of any failure of the Borrowers to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment Provided however that if any Bank or the Agent or the Security Trustee shall be or become entitled to any Tax credit or relief in respect of any Tax which is deducted from any payment by the Borrowers and it actually receives a benefit from such Tax credit or relief in its country of domicile, incorporation or residence, the relevant Bank or the Agent or the Security Trustee, as the case may be, shall, subject to any laws or regulations applicable thereto, pay to the Borrowers after such benefit is effectively received by the relevant Bank or the Agent or the Security Trustee, as the case may be, such amounts (which shall be conclusively certified by the Agent) as shall ensure that the net amount actually retained by the relevant Bank or the Agent or the Security Trustee, as the case may be, is equal to the amount which would have been retained if there had been no such deduction provided that (i) nothing in this clause shall prevent the Banks from arranging their respective tax affairs in whichever manner they deem suitable, (ii) the declaration by any Bank of a rebate shall be conclusive and binding and (iii) no Bank shall be required to disclose its tax affairs to the Borrowers. The Borrowers must promptly deliver to the Agent any receipts, certificates or other proof evidencing the amounts (if any) paid or payable in respect of any deduction or withholding as aforesaid.

6.7	Grossing-up for Taxes—by the Lenders

If at any time a Lender must make any deduction or withholding in respect of Taxes from any payment due under any of the Security Documents for the account of the Agent or the Security Trustee, the sum due from such Lender in respect of such payment must be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the Agent or, as the case may be, the Security Trustee receives on the due date for such payment (and retains free from any liability in respect of such deduction or withholding) a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made and each Lender must indemnify the Agent and the Security Trustee against any losses or costs incurred by it by reason of any failure of such Lender to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment.

6.8	Loan account

Each Lender shall maintain, in accordance with its usual practice, an account evidencing the amounts from time to time lent by, owing to and paid to it under the Security Documents. The Agent and/or the Security Trustee shall maintain a control account showing the Loan, the Advances and other sums owing by the Borrowers under the Security Documents and all payments in respect thereof being made from time to time. The control account shall, in the absence of manifest error, be conclusive as to the amount from time to time owing by the Borrowers under the Security Documents.

6.9	Agent may assume receipt

Where any sum is to be paid under the Security Documents to the Agent or, as the case may be, the Security Trustee for the account of another person, the Agent or, as the case may be, the Security Trustee may assume that the payment will be made when due and the Agent or, as the case may be, the Security Trustee may (but shall not be obliged to) make such sum available to the person so entitled. If it proves to be the case that such payment was not made to the Agent or, as the case may be, the Security Trustee, then the person to whom such sum was so made available must on request refund such sum to the Agent or, as the case may be, the Security Trustee together with interest thereon sufficient to compensate the Agent or, as the case may be, the Security Trustee for the cost of making available such sum up to the date of such repayment and the person by whom such sum was payable must indemnify the Agent or, as the case may be, the Security Trustee for any and all loss or expense which the Agent or, as the case may be, the Security Trustee may sustain or incur as a consequence of such sum not having been paid on its due date.

6.10	Partial payments

If, on any date on which a payment is due to be made by the Borrowers under any of the Security Documents(the “due amount”), the amount received by the Agent from the Borrowers on such date is less than the full due amount then, without prejudice to any rights or remedies available to the Agent, the Security Trustee, the Security Trustee and the Lenders under any of the Security Documents, the Agent must apply the amount actually received from the Borrowers in or towards discharge of the obligations of the Borrowers under the Security Documents in the following order, notwithstanding any appropriation made, or purported to be made, by the Borrowers:

6.10.1	first, in or towards payment, on a pro-rata basis, of any unpaid costs and expenses of the Banks or any of them under any of the Security Documents;

6.10.2	secondly, in or towards payment of any fees payable to the Arranger, the Agent or any of the other Banks under, or in relation to, the Security Documents which remain unpaid;

6.10.3

thirdly, in or towards payment to the Lenders, on a pro rata basis, of any accrued interest owing in respect of the Loan which shall have become due under any of the Security Documents but remains unpaid;

6.10.4

fourthly, in or towards payment to the Lenders, on a pro rata basis according to their respective Contributions, of any principal in respect of the Loan which shall have become due and payable but remains unpaid;

6.10.5

fifthly, in or towards payment to the Lenders, on a pro rata basis, for any loss suffered by reason of any such payment in respect of principal not being effected on an Interest Payment Date relating to the part of the Loan repaid and which amounts are so payable under this Agreement; and

6.10.6

sixthly in or towards payment to the relevant person of any other sum which shall have become due under any of the Security Documents but remains unpaid (and, if more than one such sum so remains unpaid, on a pro rata basis).

The order of application set out in clauses 6.10.1 to 6.10.6 may be varied by the Agent if the Majority Lenders so direct, without any reference to, or consent or approval from, the Borrowers.

6.11	FATCA

6.11.1	Subject to clause 6.11.3 below, each Party shall, within ten (10) Banking Days of a reasonable request by another Party:

(a)	confirm to that other Party whether it is:

(i)	a FATCA Exempt Party; or

(ii)	not a FATCA Exempt Party; and

(b)

supply to that other Party such forms, documentation and other information relating to its status under FATCA (including its applicable passthru percentage or other information required under the Treasury Regulations or other official guidance including intergovernmental agreements) as that other Party reasonably requests for the purposes of that other Party’s compliance with FATCA.

6.11.2

If a Party confirms to another Party pursuant to clause 6.11.1(a) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

6.11.3	Clause 6.11.1(a) above shall not oblige any Bank to do anything which would or might in its reasonable opinion constitute a breach of:

(a)	any law or regulation;

(b)	any policy of such Bank;

(c)	any fiduciary duty; or

(d)	any duty of confidentiality.

6.11.4

If a Party fails to confirm its status or to supply forms, documentation or other information requested in accordance with clause 6.11.1(a) above (including, for the avoidance of doubt, where clause 6.11.3 above applies), then:

(a)

if that Party failed to confirm whether it is (and/or remains) a FATCA Exempt Party then such Party shall be treated for the purposes of the Security Documents as if it is not a FATCA Exempt Party; and

(b)

if that Party failed to confirm its applicable passthru percentage then such Party shall be treated for the purposes of the Security Documents (and payments made thereunder) as if its applicable passthru percentage is 100%, until (in each case) such time as the Party in question provides the requested confirmation, forms, documentation or other information.

6.12	Gross-up in the event of a FATCA Deduction – Borrowers

6.12.1

If a Borrower is required to make a FATCA Deduction, that Borrower shall make that FATCA Deduction and any payment required in connection with that FATCA Deduction within the time allowed and in the minimum amount required by FATCA;

6.12.2

if a FATCA Deduction is required to be made by a Borrower, the amount of the payment due from that Borrower shall be increased to an amount which (after making any FATCA Deduction) leaves an amount equal to the payment which would have been due if no FATCA Deduction had been required;

6.12.3

each Borrower shall promptly upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of a FATCA Deduction) notify the Party to whom it is making the payment and, in addition, shall notify the Agent and the Agent shall notify the other Banks; and

6.12.4

within thirty days of making either a FATCA Deduction or any payment required in connection with that FATCA Deduction, the relevant Borrower shall deliver to the Agent evidence satisfactory to the Agent that the FATCA Deduction has been made or (as applicable) any appropriate payment paid to the relevant governmental or taxation authority.

7	REPRESENTATIONS AND WARRANTIES

7.1	Continuing representations and warranties

The Borrowers represent and warrant to each Bank that:

7.1.1	Due incorporation

each of the Security Parties is duly incorporated and validly existing in good standing, under the laws of its respective country of incorporation, in each case, as a corporation and has power to carry on its respective businesses as it is now being conducted and to own their respective property and other assets to which it has unencumbered legal and beneficial title except as disclosed to the Agent in writing;

7.1.2	Corporate power

each of the Security Parties has power to execute, deliver and perform its obligations and, as the case may be, to exercise its rights under the Underlying Documents and the Security Documents to which it is a party; all necessary corporate, shareholder and other action has been taken to authorise the execution, delivery and on the execution of the Security Documents performance of the same and no limitation on the powers of the Borrowers to borrow or any other Security Party to howsoever incur liability and/or to provide or grant security will be exceeded as a result of borrowing any part of the Loan;

7.1.3

Binding obligations the Underlying Documents and the Security Documents, when executed, will constitute valid and legally binding obligations of the relevant Security Parties and the Managers enforceable in accordance with their respective terms;

7.1.4	No conflict with other obligations

the execution and delivery of, the performance of their obligations under, and compliance with the provisions of, the Underlying Documents and the Security Documents by the relevant Security Parties and the Managers will not (i) contravene any existing applicable law, statute, rule or regulation or any judgment, decree or permit to which any Security Party or other member of the Group or any Manager is subject, (ii) conflict with, or result in any breach of any of the terms of, or constitute a default under, any agreement or other instrument to which any Security Party or any other member of the Group or any Manager is a party or is subject or by which it or any of its property is bound, (iii) contravene or conflict with any provision of the constitutional documents of any Security Party, any Manager or (iv) result in the creation or imposition of, or oblige any of the Security Parties or the Managers to create, any Encumbrance (other than a Permitted Encumbrance) on any of the undertakings, assets, rights or revenues of any of the Security Parties or the Managers;

7.1.5	No default

no Default has occurred;

7.1.6	No litigation or judgments

no Proceedings are current, pending or, to the knowledge of the officers of any Borrower, threatened against any of the Security Parties, the Managers or any other Group Members or their assets which could have a Material Adverse Effect and there exist no judgments, orders, injunctions which would materially affect the obligations of the Security Parties, the Managers under the Security Documents;

7.1.7	No filings required

except for the registration of the Mortgages in the relevant register under the laws of the relevant Flag State through the relevant Registry, it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of any of the Underlying Documents or any of the Security Documents that they or any other instrument be notarised, filed, recorded, registered or enrolled in any court, public office or elsewhere in any Pertinent Jurisdiction or that any stamp, registration or similar tax or charge be paid in any Pertinent Jurisdiction on or in relation to any of the Underlying Documents or the Security Documents and each of the Underlying Documents and the Security Documents is in proper form for its enforcement in the courts of each Pertinent Jurisdiction;

7.1.8	Required Authorisations and legal compliance

all Required Authorisations have been obtained or effected and are in full force and effect and none of the Security Party or the Managers has in any way contravened any applicable law, statute, rule or regulation (including all such as relate to Money Laundering);

7.1.9	Choice of law

the choice of English law to govern the Underlying Documents and the Security Documents (other than the Mortgages and the Accounts Charge), the choice of the law of the Flag State to govern the Mortgages, the choice of Cyprus law to govern the Accounts Charge and the submissions by the Security Parties and the Managers to the jurisdiction of the English courts and the obligations of such Security Parties and the Managers associated therewith, are valid and binding;

7.1.10	No immunity

no Security Party nor any of their assets is entitled to immunity on the grounds of sovereignty or otherwise from any Proceedings whatsoever;

7.1.11	Financial statements correct and complete

the latest audited and unaudited consolidated financial statements of the Corporate Guarantor in respect of the relevant financial year as delivered to the Agent present or will present fairly and accurately the financial position of the Corporate Guarantor and the consolidated financial position of the Group as at the date thereof and the results of the operations of the Corporate Guarantor and the consolidated results of the operations of the Group for the financial year ended on such date and, as at such date, neither the Corporate Guarantor nor any of its subsidiaries have any significant liabilities (contingent or otherwise) or any unrealised or anticipated losses which are not disclosed by, or reserved against or provided for in, such financial statements;

7.1.12	Pari passu

the obligations of the Borrowers under this Agreement are direct, general and unconditional obligations of the Borrowers and rank at least pari passu with all other present and future unsecured and unsubordinated Indebtedness of the Borrowers except for obligations which are mandatorily preferred by operation of law and not by contract;

7.1.13	Information/ Material Adverse Effect

all information, whatsoever provided by any Security Party to the Agent in connection with the negotiation and preparation of the Security Documents or otherwise provided hereafter in relation to, or pursuant to this Agreement is, or will be, true and accurate in all material respects and not misleading, does or will not omit material facts and all reasonable enquiries have been, or shall have been, made to verify the facts and statements contained therein and there has not occurred any event which could have a Material Adverse Effect on any Security Party since such information was provided to the Agent; there are, or will be, no other facts the omission of which would make any fact or statement therein misleading;

7.1.14	No withholding Taxes

no Taxes anywhere are imposed whatsoever by withholding or otherwise on any payment to be made by any Security Party under the Underlying Documents or the Security Documents to which such Security Party is or is to be a party or are imposed on or by virtue of the execution or delivery by the Security Parties of the Underlying Documents or the Security Documents or any other document or instrument to be executed or delivered under any of the Security Documents;

7.1.15	Use of proceeds

the Borrowers shall apply the Loan only for the purposes specified in clauses 1.1 and 2.1;

7.1.16	The Mortgaged Vessels

throughout the Facility Period, each Mortgaged Vessel will be :

(a)	in the absolute sole, legal and beneficial ownership of the relevant Owner;

(b)	registered through the offices of the relevant Registry as a ship under the laws and flag of the relevant Flag State;

(c)	in compliance with the ISM Code and the ISPS Code and operationally seaworthy and in every way fit for service;

(d)	in good and sea-worthy and cargo-worthy condition; and

(e)	classed with the relevant Classification free of all overdue requirements and recommendations of the relevant Classification Society;

7.1.17	Mortgaged Vessels’ employment

except with the prior written consent of the Majority Lenders, there will not be any agreement or arrangement in respect of the employment of any Mortgaged Vessel whereby the Earnings of any Mortgaged Vessel may be shared howsoever with any other person except (a) for customary profit sharing arrangements under a charterparty or if (i) the aggregate Earnings of the Mortgaged Vessels (in excess of the Minimum Balance) are sufficient to cover the aggregate of the Borrowers’ payment obligations under this Agreement and vessel operating expenses as they fall due and (ii) no Event of Default has occurred which is continuing;

7.1.18	Freedom from Encumbrances

no Mortgaged Vessel nor its Earnings, Insurances or Requisition Compensation nor the Earnings Accounts, the Retention Account nor any Extended Employment Contract in respect of such Mortgaged Vessel nor any other properties or rights which are, or are to be, the subject of any of the Security Documents nor any part thereof will be subject to any Encumbrance except Permitted Encumbrances or Permitted Liens;

7.1.19	Environmental Matters

except as may already have been disclosed by the Borrowers in writing to, and acknowledged and accepted in writing by, the Agent:

(a)	the Borrowers and, to the best of the Borrowers’ knowledge and belief (having made due enquiry), their respective Environmental Affiliates, have complied with the provisions of all Environmental Laws;

(b)

the Borrowers and, to the best of the Borrowers’ knowledge and belief (having made due enquiry), their respective Environmental Affiliates have obtained all Environmental Approvals and are in compliance with all such Environmental Approvals;

(c)

no Environmental Claim has been made or threatened or pending against any Borrower, or, to the best of the Borrowers’ knowledge and belief (having made due enquiry), any of their respective Environmental Affiliates; and

(d) there has been no Environmental Incident;

7.1.20	ISM and ISPS Code

each of the Borrowers has complied with and continues to comply and has procured that the relevant Manager has complied with and continues to comply with the ISM Code, the ISPS Code and all other statutory and other requirements relative to its business and in particular each Borrower or the relevant Manager has obtained and maintains a valid DOC and SMC for each Mortgaged Vessels and that it and the relevant Manager has implemented and continues to implement an ISM SMS;

7.1.21	Copies true and complete

the Certified Copies or originals of the Underlying Documents delivered or to be delivered to the Agent pursuant to clause 8.1 are, or will when delivered be, true and complete copies or, as the case may be, originals of such documents; and such documents constitute valid and binding obligations of the parties thereto enforceable in accordance with their respective terms and there have been no amendments or variations thereof or defaults thereunder;

7.1.22	Ownership of Borrowers

all the shares in each Borrower are legally and beneficially owned by the Shareholder;

7.1.23	Beneficiary of Loan

the Borrowers are the ultimate beneficiaries of the Loan;

7.1.24	Indebtedness

no Security Party has incurred any Indebtedness save under this Agreement or as otherwise disclosed in writing to, and acknowledged and accepted in writing by, the Agent or as disclosed in the Group’s public filings;

7.1.25	Filings

each of the Corporate Guarantor and the Borrowers has filed all tax and other fiscal returns required to be filed by any tax authority to which it is subject or have timely received extensions from the relevant authority habilitated to provide such extension;

7.1.26	Office

no Borrower has an office in England or the USA;

7.1.27	Sanctions

(a)	no Borrower nor any Security Party nor any Manager:

(i)	is a Sanctions Restricted Person;

(ii)	owns or controls directly or indirectly a Sanctions Restricted Person; or

(iii)	has a Sanctions Restricted Person serving as a director, officer or, to the best of its knowledge, employee;

(b)

no proceeds of the Loan shall be made available, directly or to the knowledge of the Borrowers (after reasonable enquiry) indirectly, to or for the benefit of a Sanctions Restricted Person contrary to Sanctions or for transactions in a Sanctions Restricted Jurisdiction nor shall they be otherwise directly or indirectly, applied in a manner or for a purpose prohibited by Sanctions; and

(c)	each Borrower and each other Security Party and each of the Managers are in compliance with Sanctions;

7.1.28	Insolvency

no Borrower is unable or has admitted inability to pay its debts as they fall due, has suspended making payments on any of its debts or has announced an intention to do so, is or has become insolvent; or, save as disclosed to the Lenders prior to the Execution Date, or has suffered the declaration of a moratorium in respect of any of its Indebtedness;

7.1.29	No business

no Borrower has undertaken any business or employed any person or incurred any obligations in respect of any pension scheme, save in respect of the Master, officers and crew of the Vessel owned by it;

7.1.30	FATCA

none of the Security Parties is a FATCA FFI or a US Tax Obligor;

7.1.31	Manager

each of the Managers is fit and proper commercial and technical manager of the Vessels with the sufficient and fully trained personnel, experience and ability to perform its obligations in accordance with all applicable laws and regulations and in accordance with first class international ship management practice;

7.1.32	Compliance policies and procedures

each Borrower, the Corporate Guarantor and each other Security Party or Group Member, each of the Managers has in place and effect policies and procedures designed to promote material compliance by each of them, their subsidiaries and their respective directors, managers, officers, employees and agents with Sanctions and Anti-Corruption Laws; and

7.1.33	Anti-Money Laundering

in relation to the borrowing by the Borrowers of an Advance, the performance and discharge of their obligations and liabilities under the Security Documents, and the transactions and other arrangements affected or contemplated by the Security Documents to which any Borrower is a party, each Borrower confirms that:

(a)	it is acting for its own account;

(b)	it will use the proceeds of its Advance for its own benefit, under its full responsibility and exclusively for the purposes specified in this Agreement; and

(c)

the foregoing will not involve or lead to a contravention of any law, official requirement or other regulatory measure or procedure implemented to combat Money Laundering and comparable United States federal and state laws, including without limitation the PATRIOT Act and the Bank Secrecy Act.

7.2	Repetition of representations and warranties

On each day throughout the Facility Period, the Borrowers shall be deemed to repeat the representations and warranties in clause 7 updated mutatis mutandis as if made with reference to the facts and circumstances existing on such day.

8	UNDERTAKINGS

8.1	General

Each Borrower undertakes with each Bank that, from the Execution Date until the end of the Facility Period, it will:

8.1.1	Notice of Default and Proceedings promptly inform the Agent of:

(a)	any Default and of any other circumstances or occurrence which might adversely affect the ability of any Security Party or any Manager to perform its obligations under any of the Security Documents;

(b)

as soon as the same is instituted or threatened, details of any Proceedings involving any Security Party or any Manager which could have a Material Adverse Effect on that Security Party and/or the operation of any of the Vessels (including, but not limited to any Total Loss of a Vessel or the occurrence of any Environmental Incident);

(c)	to the extent permitted by law, details of any claim, action, suit, proceedings or investigation against it with respect to Sanctions by any Sanctions Authority,

and will from time to time, if so requested by the Agent, confirm to the Agent in writing that, save as otherwise stated in such confirmation, no Default has occurred and is continuing and no such Proceedings are on foot or threatened and no such claim, action, suit, proceedings or investigation with respect to Sanctions are on foot or threatened;

8.1.2	Authorisation

obtain or cause to be obtained, maintain in full force and effect and comply fully with all Required Authorisations, provide the Agent with Certified Copies of the same and do, or cause to be done, all other acts and things which may from time to time be necessary or desirable under any applicable law (whether or not in the Pertinent Jurisdiction) for the continued due performance of all the obligations of the Security Parties under each of the Security Documents;

8.1.3	Corporate Existence/Ownership

ensure that each Security Party maintains its corporate existence as a body corporate duly organised and validly existing and in good standing under the laws of the Pertinent Jurisdiction and ensure that each Borrower is owned and controlled, directly or through other companies, by the Corporate Guarantor;

8.1.4	Use of proceeds

use the Advances exclusively for the purposes specified in clauses 1.1 and 2.1;

8.1.5	Pari passu

ensure that their obligations under this Agreement shall at all times rank at least pari passu with all their other present and future unsecured and unsubordinated Indebtedness with the exception of any obligations which are mandatorily preferred by law and not by contract;

8.1.6	Financial statements

send to the Agent (or procure that is sent):

(a)

as soon as possible, but in no event later than 180 days after the end of each of its Financial Years, annual audited (prepared in accordance with US GAAP by a firm of accountants acceptable to the Agent) consolidated balance sheet and profit and loss accounts of the Corporate Guarantor and all companies which are owned, directly or indirectly, or controlled by it (commencing with the Financial Year ending 31 December 2022); and

(b)

as soon as possible, but in no event later than 90 days after the end of each financial quarter (but excluding the last financial quarter in respect of which paragraph (a) above shall apply) in each of its Financial Years, the Corporate Guarantor’s unaudited consolidated balance sheet and profit and loss accounts for that financial quarter certified as to their correctness by its chief financial officer (commencing with the financial quarter ending 30 June 2022);

8.1.7	Compliance Certificates

deliver to the Agent together with each set of financial statements delivered pursuant to clauses 8.1.6 (a) and (b) as the case may be, a Compliance Certificate together with such supporting information as the Agent may require, and each Compliance Certificate shall, amongst other things, set out (in reasonable detail) computations as to compliance with the relevant clauses of this Agreement;

8.1.8	Provision of further information

provide the Agent, and procure that the Corporate Guarantor provides the Agent, with such financial or other information concerning the Borrowers, the Corporate Guarantor, the other Group Members and their respective affairs, activities, financial standing, Indebtedness and operations and the performance of the Mortgaged Vessels and any other ship owned by any Group Member or managed by the Managers (other than the Third Party Manager) as the Agent or any Lender (acting through the Agent) may from time to time reasonably require and upon request therefor provide to the Agent information of any significant nature in respect of a Borrower and/or any other Group Member including, but not limited to, details of any loans borrowed or repaid by any of them, the purchase or sale of any substantial assets (including ships) by any of them and/or the restructuring of any loan of which any of them is a borrower, and all other documentation and information as the Agent or any Lender (acting through the Agent) may from time to time require in order to comply with its, and all other relevant, know-your-customer regulations;

8.1.9	Obligations under Security Documents

duly and punctually perform each of the obligations expressed to be imposed or assumed by them under the Security Documents and Underlying Documents and will procure that each of the other Security Parties and the Managers will, duly and punctually perform each of the obligations expressed to be assumed by it under the Security Documents and the Underlying Documents to which it is a party;

8.1.10	Compliance with ISM Code

comply with, and will procure that any Operator will comply with, and ensure that the Mortgaged Vessels and any Operator comply with the requirements of the ISM Code, including (but not limited to) the maintenance and renewal of valid certificates pursuant thereto throughout the Security Period (as defined in the Mortgages);

8.1.11	Withdrawal of DOC and SMC

immediately inform the Agent if there is any actual withdrawal of their or any Operator’s DOC or the SMC of any Mortgaged Vessel;

8.1.12	Issuance of DOC and SMC

and will procure that any Operator will promptly inform the Agent of the receipt by any Borrower or any Operator of notification that its application for a DOC or any application for an SMC for any Mortgaged Vessel has been refused;

8.1.13	ISPS Code Compliance

and will procure that any Manager or any Operator will:

(a)	maintain at all times a valid and current ISSC in respect of each Mortgaged Vessel;

(b)	immediately notify the Agent in writing of any actual or threatened withdrawal, suspension, cancellation or modification of the ISSC in respect of a Mortgaged Vessel; and

(c)	procure that each Mortgaged Vessel will comply at all times with the ISPS Code;

8.1.14	Compliance with Laws, Sanctions, Anti-Corruption Laws and payment of taxes

(a)

and shall procure that each Manager (other than the Third Party Manager) will, comply with all relevant Environmental Laws, laws, statutes and regulations (including, but not limited to, laws relating to any trading prohibition imposed by the Flag State, the country of incorporation of the Borrowers or the country of nationality of any crew member of any Vessel by which such Borrower is bound), Sanctions, Anti-Corruption Laws and pay all taxes for which it is liable as they fall due provided, however, that the Borrowers shall not be required to pay and discharge, or cause to be paid and discharged, any such tax, so long as the legality thereof has been contested by them in good faith and by appropriate proceedings or other acts and they shall have set aside on their books adequate reserves with respect thereof; and

(b)

without limiting paragraph (a) above, not employ any Vessel nor allow its employment, operation or management in any manner contrary to any law or regulation including, but not limited to, the ISM Code, the ISPS Code and all Environmental Laws which has or is likely to have a Material Adverse Effect, Sanctions and Anti-Corruption Laws;

8.1.15	Charters etc.

(i) deliver to the Agent a Certified Copy of each Extended Employment Contract upon its execution, (ii) forthwith on the Agent’s request execute (a) a Charter Assignment in respect thereof and (b) any notice of assignment required in connection therewith and use reasonable efforts to procure the acknowledgement of any such notice of assignment by the relevant charterer (provided that any failure to procure the same shall not constitute an Event of Default) and (iii) pay all legal and other costs incurred by the Agent in connection with any such Charter Assignments, forthwith following the Agent’s demand;

8.1.16	Financial Covenants of the Group

procure that, throughout the Facility Period and as evidenced by the financial statements delivered to the Agent pursuant to Clause 8.1.6:

(a)	the Liquidity of the Group shall not be less than USD500,000 multiplied by the number of vessels owned by the Corporate Guarantor or any of its subsidiaries;

(b)

the Net Total Debt divided by the Total Assets (adjusted (i) for market values of vessels owned and (ii) by deducting (A) the value of the assets relating to operating leases as defined under rule ASC 842 of the US GAAP and (B) cash (which shall have the meaning given thereto under US GAAP meaning both restricted and freely available cash) shall be less than 75%;

(c)	the ratio of EBITDA to Interest Expense shall at be at least 2 to 1; and

(d)	the Net Worth shall at all times be equal to or more than USD135,000,000;

8.1.17	Indebtedness

not incur any Indebtedness other than (i) in the ordinary course of trading the Vessels or (ii) with the prior written consent of the Lenders;

8.1.18	Subordination

ensure that all Indebtedness of any Borrower to its shareholders or to any other Group Member is fully subordinated to the Loan, and to subordinate to the Loan any Indebtedness issued to a Borrower by the Corporate Guarantor, all in a form acceptable to the Agent (acting on the instructions of the Majority Lenders); and

8.1.19	Sanctions

(a)	without limiting clause 8.1.14, procure that:

(i)	no Vessel is used by or for the benefit of a Sanctions Restricted Person contrary to Sanctions;

(ii)	no Vessel is used in trading in any Sanctions Restricted Jurisdiction or in any manner contrary to Sanctions;

(iii)	no Vessel trades in any manner which would trigger the operation of any sanctions limitation or exclusion clause (or similar) in the Insurances;

(b)

not fund all or part of any payment under the Loan out of proceeds derived directly or to their knowledge (after reasonable enquiry) indirectly from any activity or transaction with a Sanctions Restricted Person, contrary to Sanctions or in a Sanctions Restricted Jurisdiction or which would otherwise cause any party to be in breach of any Sanctions;

(c)	procure that no proceeds from activities or business with a Sanctions Restricted Person contrary to Sanctions or in a Sanctions Restricted Jurisdiction are credited to any Earnings Account;

(d)	ensure, and shall procure that each Security Party, each of the Managers will ensure, that:

(i)	it is not a Sanctions Restricted Person;

(ii)	it does not directly or indirectly hold an ownership interest in or control a Sanctions Restricted Person;

(iii)	it is not acting directly or indirectly for the benefit of a Sanctions Restricted Person; and

(iv)

no proceeds of any Advance shall be made available directly or indirectly, to or for the benefit of a Sanctions Restricted Person or otherwise shall be directly or indirectly applied in a manner or for a purpose prohibited by Sanctions.

8.1.20	Delivery of reports

deliver to the Agent upon request as many Certified Copies as the Agent may reasonably require of every report, circular, notice or like document issued by any Security Party to its shareholders or creditors generally, unless the contents of such report, circular, notice or like document has already been disclosed in filings made with the US Securities and Exchange Commission;

8.1.21	Anti-Money Laundering

comply, and cause each of its subsidiaries to comply, with any applicable law, official requirement or other regulatory measure or procedure implemented to combat Money Laundering and comparable United States federal and state laws, including without limitation the PATRIOT Act and the Bank Secrecy Act.

8.1.22	Dividends

Provided that (i) no Event of Default has occurred or shall be caused thereby and (ii) no default (howsoever thereunder defined) has occurred or shall be caused thereby in respect of any Indebtedness of the Borrowers or the Corporate Guarantor, the Borrowers and the Corporate Guarantor may declare or pay dividends or distribute (in cash or in kind) any of their present or future assets, undertakings, rights or revenues.

8.2	Security value

8.2.1	Security shortfall

If at any time the Security Value shall be less than the Required Security Amount, the Agent (acting on the instructions of the Majority Lenders) shall give notice to the Borrowers requiring that such deficiency be remedied and then the Borrowers must either:

(a)

prepay within a period of thirty (30) days of the date of receipt by the Borrowers of the Agent’s said notice such part of the Loan as will result in the Security Value after such prepayment (taking into account any other repayment of the Loan made between the date of the notice and the date of such prepayment) being equal to or higher than the Required Security Amount; or

(b)

within thirty (30) days of the date of receipt by the Borrowers of the Agent’s said notice provide to the satisfaction of the Agent such further security for the Loan as shall be acceptable to the Majority Lenders having a value for security purposes (as determined by the Agent in its absolute discretion) at the date upon which such further security shall be constituted which, when added to the Security Value, shall not be less than the Required Security Amount as at such date.

The provisions of clauses 4.5 and 4.6 shall apply to prepayments under clause 8.2.1(a) provided that the Agent shall apply such prepayments (i) pro rata against the Advances, (ii) in reduction of the repayment instalments under clause 4.1 (including the Balloon Instalments) pro rata (or in such other manner and order as shall be agreed between the Borrowers and the Lenders at the time of such prepayment) and the amounts of the Loan prepaid hereunder shall not be available to be re-borrowed.

8.2.2	Valuation of Mortgaged Vessels

Each Mortgaged Vessel shall, for the purposes of this Agreement, be valued in USD by taking:

(a)

for the purpose of the drawdown of each Advance, the arithmetic mean of valuations prepared by two Approved Brokers appointed by the Borrowers (provided that if the two valuations in respect of a Mortgaged Vessel obtained pursuant to this Clause 8.2.2(a) differ by at least 15 per cent. (based on the lower valuation), then a third valuation for that Mortgaged Vessel shall be obtained from a third Approved Broker and the Initial Valuation Amount of the Mortgaged Vessel shall be the arithmetic mean of all three such valuations;

(b)	at all other times, the valuation prepared by an Approved Broker appointed by the Borrowers,

each such valuation to be made without physical inspection, and on the basis of a sale for prompt delivery for cash at arms’ length, on normal commercial terms, as between a willing buyer and a willing seller without taking into account the benefit or burden of any charterparty or other engagement concerning the relevant Mortgaged Vessel and to be dated no more than 14 days prior to the date the Valuation Amount is required to be determined for the purposes of this Agreement.

Valuations shall be obtained:

(c)	on 31 March, 30 June, 30 September and 30 December each year, commencing on 30 June 2022; and

(d)	(in addition to (a) above) at any other time as the Agent (acting on the reasonable instructions of the Majority Lenders) shall require.

The valuation of each Mortgaged Vessel determined in accordance with the provisions of this clause 8.2.2 shall be binding upon the Parties until such time as any further such valuation shall be obtained.

8.2.3	Information

The Borrowers undertake with the Banks to supply to the Agent and to the Approved Brokers such information concerning the relevant Mortgaged Vessel and its condition as such shipbrokers may require for the purpose of determining any Valuation Amount.

8.2.4	Costs

All costs in connection with (a) the obtaining and any determining of any Valuation Amount pursuant to clause 8.2.2(a), (b) valuations obtained following the occurrence of an Event of Default which is continuing, unremedied and unwaived and (c) any valuation either of any additional security for the purposes of ascertaining the Security Value at any time or necessitated by the Borrowers electing to constitute additional security pursuant to clause 8.2.1(b), must be paid by the Borrowers. The costs of any other valuations shall be paid by the Lenders.

8.2.5	Valuation of additional security

For the purposes of this clause 8.2, the market value (i) of any additional security over a ship (other than the Vessels) shall be determined in accordance with clause 8.2.2 and (ii) of any other additional security provided or to be provided to the Banks or any of them shall be determined by the Agent after consultation with the Lenders and the Borrowers.

8.2.6	Documents and evidence

In connection with any additional security provided in accordance with this clause 8.2, the Agent shall be entitled to receive (at the Borrowers’ expense) such evidence and documents of the kind referred to in schedule 3 as may in the Agent’s opinion be appropriate and such favourable legal opinions as the Agent shall in its absolute discretion require.

8.3	Negative undertakings

The Borrowers jointly and severally undertake with each Bank that, from the Execution Date until the end of the Facility Period, they will not, without the prior written consent of the Agent (acting on the reasonable instructions of the Majority Lenders):

8.3.1	Negative pledge

permit any Encumbrance (other than a Permitted Encumbrance) to subsist, arise or be created or extended over all or any part of their respective present or future undertakings, assets, rights or revenues to secure or prefer any present or future Indebtedness or other liability or obligation of any Group Member or any other person;

8.3.2	No merger or transfer

merge or consolidate with any other person or permit any change to the direct or indirect ownership of their shares from that existing at the Execution Date;

8.3.3	Disposals

sell, transfer, assign, create security or option over, pledge, pool, abandon, lend or otherwise dispose of or cease to exercise direct control over any part of their present or future undertaking, assets, rights or revenues (otherwise than by transfers, sales or disposals for full consideration in the ordinary course of trading) whether by one or a series of transactions related or not;

8.3.4	Other business or manager

undertake any business other than the ownership and operation of the Vessels or employ anyone other than the relevant Manager as, respectively, commercial and technical manager of the Vessels;

8.3.5	Acquisitions

acquire any further assets other than the Vessels and rights arising under contracts entered into by or on behalf of the Borrowers in the ordinary course of their businesses of owning, operating and chartering the Vessels;

8.3.6	Other obligations

incur any obligations (to any Group Member or otherwise) except for obligations arising under the Underlying Documents or the Security Documents or contracts entered into (or in the case of any obligation to any Group Member, reasonably entered into) in the ordinary course of their business of owning, operating and chartering the Vessels (and for the purposes of this Agreement any obligations incurred under the Management Agreements are deemed to have been reasonably incurred in the ordinary course of business);

8.3.7	No borrowing

incur any Borrowed Money except for Borrowed Money pursuant to the Security Documents or as otherwise disclosed in writing by the Borrowers to, and acknowledged and accepted in writing by, the Agent on or prior to the Execution Date other than Borrowed Money borrowed from its Shareholder or any other member of the Group which is fully subordinated and assigned in favour of the Security Trustee on such terms and conditions as the as the Agent and the Majority Lenders may agree in their sole discretion;

8.3.8	Repayment of borrowings

repay or prepay the principal of, or pay interest on or any other sum in connection with any of their Borrowed Money except for Borrowed Money pursuant to the Security Documents or as otherwise disclosed in writing by the Borrowers to, and acknowledged and accepted in writing by, the Agent on or prior to the Execution Date;

8.3.9	Guarantees

issue any guarantees or otherwise become directly or contingently liable or give security or quasi security for the obligations of any person, firm, or corporation except pursuant to the Security Documents and except for (i) guarantees from time to time required in the ordinary course of business and/or by any protection and indemnity or war risks association with which a Vessel is entered, guarantees required to procure the release of such Vessel from any arrest, detention, attachment or levy or guarantees required for the salvage of a Vessel and (ii) such other guarantees to which the Agent and the Majority Lenders shall have consented in writing;

8.3.10	Loans

make any loans or grant any credit (save for normal trade credit in the ordinary course of business) to any person or agree to do so;

8.3.11	Sureties

permit any Indebtedness of any Borrower to any person (other than the Banks pursuant to the Security Documents) to be guaranteed by any person (except for guarantees from time to time required in the ordinary course of business and in the ordinary course by any protection and indemnity or war risks association with which a Vessel is entered, guarantees required to procure the release of such Vessel from any arrest, detention, attachment or levy or guarantees or undertakings required for the salvage of a Vessel);

8.3.12	Subsidiaries

form or acquire any Subsidiaries;

8.3.13	Change of name, manager, flag or class

change the name, Manager (other than as contemplated by the definition of Manager), flag, Classification or Classification Society of any Vessel without the prior consent of the Lenders, such consent not to be unreasonably withheld or delayed;

8.3.14	Charters

without the prior written consent of the Agent and then, if such consent is given, only subject to such conditions as the Agent may impose, let or agree to let any Vessel:

(i)	on demise charter for any period; or

(ii)	by any time or consecutive voyage charter for a term which exceeds or which by virtue of any optional extensions therein contained may exceed thirteen (13) months’ duration; or

(iii)	on terms whereby more than two (2) months’ hire (or the equivalent) is payable in advance; or

(iv)	below a fair and reasonable arms-length rate obtainable at the time when the relevant Vessel is fixed;

8.3.15	Nuclear waste

permit any Vessel to carry nuclear waste or radioactive material;

8.3.16	Change in constitutional documents

amend or vary its constitutional documents;

8.3.17	Employees

employ any person except the Master, officers and crew of the Vessel owned by it;

8.3.18	FATCA

become a FATCA FFI or a US Tax Obligor and shall procure that no Security Party shall do so;

8.3.19	Anti-corruption law

(and shall procure that none of the other Security Parties or Group Members will) directly or indirectly use the proceeds of the Loan for any purpose which would breach any Anti-Corruption Laws;

8.3.20	Accounts

open or maintain any account with any bank or financial institution other than the Earnings Accounts and the Retention Account.

8.4	Insurances undertakings

Each Borrower covenants with each Bank, and undertakes from the Execution Date until the end of the Facility Period, in respect of the Mortgaged Vessel owned by it:

(a)	Insured risks, amounts and terms

to insure and keep such Mortgaged Vessel insured free of cost and expense to the Banks and in the sole name of the relevant Owner or, if so required by the Agent, in the joint names of the relevant Owner and the Security Trustee (but without liability on the part of the Security Trustee for premiums or calls):

(i)

against fire and usual marine risks (including excess risks, freight interest and hull interest) and war risks, on an agreed value basis, in such amounts (but not in any event less than the greater of the market value of such Mortgaged Vessel for the time being (as shall be determined by the Agent in accordance with clause 8.2.2) and such amount as when added to the insurance cover on the other Mortgaged Vessels, is equal to one hundred and twenty per cent (120%) of the Loan, and upon such terms as shall from time to time be approved in writing by the Agent;

(ii)

against protection and indemnity risks (including pollution risks for the highest amount in respect of which cover is or may become available for ships of the same type, size, age and flag as such Mortgaged Vessel (for the time being USD1,000,000,000) and a freight, demurrage and defence cover) for the full value and tonnage of such Mortgaged Vessel (as approved in writing by the Agent) and upon such terms as shall from time to time be approved in writing by the Agent;

(iii)

if and when so requested by the Agent, against political risks on such terms and in such amounts as shall from time to time be approved in writing by the Agent and as shall be in line with market practice prevailing at the time and in relation to the trading of such Mortgaged Vessel; and

(iv)	in respect of such other matters of whatsoever nature and howsoever arising in respect of which insurance would be maintained by a prudent owner of such Mortgaged Vessel,

and to pay to the Security Trustee the cost (as conclusively certified by the Security Trustee) of (aa) any mortgagee’s interest insurance (including mortgagee’s interest insurance (“MII”) and, if requested by the Lenders, additional perils (pollution) (“MAP”) coverage) which the Security Trustee may from time to time effect in respect of such Mortgaged Vessel and the other Mortgaged Vessels upon such terms and in such amounts (being in any event no less than one hundred and twenty per cent (120%) of the Loan in respect of MII coverage and 110% of the Loan in respect of MAP coverage) as it shall deem desirable; and (bb) any other insurance cover which the Security Trustee may from time to time effect in respect of such Mortgaged Vessel and/or in respect of its interest and potential third party liability as mortgagee of such Mortgaged Vessel as the Security Trustee shall deem desirable having regard to any limitations in respect of amount or extent of cover which may from time to time be applicable to any of the other insurances referred to in this clause 8.4(a);

(b)	Approved Insurance Brokers, insurers and associations

to effect the insurances aforesaid in such currency as the Agent may approve and through the Approved Insurance Brokers and with such insurance companies and/or underwriters as shall from time to time be approved in writing by the Agent; provided however that the insurances against war risks and protection and indemnity risks may be effected by the entry of such Mortgaged Vessel with such war risks and protection and indemnity associations which is a member of the International Group of P&I Clubs as shall from time to time be approved in writing by the Agent;

(c)	Fleet liens, set-off and cancellation

if any of the insurances referred to in clause 8.4(a) form part of a fleet cover, to procure that the Approved Insurance Brokers shall undertake to the Security Trustee that they shall neither set off against any claims in respect of such Mortgaged Vessel any premiums due in respect of any vessel under such fleet cover which is not a Mortgaged Vessel or any premiums due for other insurances, nor cancel the insurance for reason of non-payment of premiums for any vessel under such fleet cover which is not a Mortgaged Vessel or of premiums for such other insurances, and shall undertake to issue a separate policy in respect of such Mortgaged Vessel if and when so requested by the Agent;

(d)	Payment of premiums and calls

punctually to pay all premiums, calls, contributions or other sums payable in respect of all such insurances and to produce all relevant receipts or other evidence of payment when so required by the Agent;

(e)	Renewal

at least fourteen (14) days before the relevant policies, contracts or entries expire, to notify the Agent of the names of the brokers and/or the war risks and protection and indemnity associations proposed to be employed by the relevant Owner or any other party for the purposes of the renewal of such insurances and of the amounts in which such insurances are proposed to be renewed and the risks to be covered and, subject to compliance with any requirements of the Agent pursuant to this clause 8.4, to procure that appropriate instructions for the renewal of such Insurances on the terms so specified are given to the Approved Insurance Brokers and/or to the approved war risks and protection and indemnity associations at least ten (10) days before the relevant policies, contracts or entries expire, and that the Approved Insurance Brokers and/or the approved war risks and protection and indemnity associations will at least seven (7) days before such expiry (or within such shorter period as the Agent may from time to time agree) confirm in writing to the Agent as and when such renewals have been effected in accordance with the instructions so given;

(f)	Guarantees

to arrange for the execution and delivery of such guarantees or indemnities as may from time to time be required by any protection and indemnity or war risks association;

(g)	Hull policy documents, notices, loss payable clauses and brokers’ undertakings to deposit with the Approved Insurance Brokers (or procure the deposit of) all slips, cover notes, policies, certificates of entry or other instruments of insurance from time to time issued in connection with such of the insurances referred to in clause 8.4(a) as are effected through the Approved Insurance Brokers and procure that the interest of the Security Trustee shall be endorsed thereon by incorporation of the relevant Loss Payable Clause and, where the insurances have been assigned to the Security Trustee, by means of a Notice of Assignment of Insurances (signed by the relevant Owner and by any other assured who shall have assigned its interest in the insurances to the Security Trustee) and that the Agent shall be furnished with pro forma copies thereof and a letter or letters of undertaking from the Approved Insurance Brokers in such form as shall from time to time be required by the Agent;

(h)	Associations’ loss payable clauses, undertakings and certificates to procure that any protection and indemnity and/or war risks associations in which such Mortgaged Vessel is for the time being entered shall endorse the relevant Loss Payable Clause on the relevant certificate of entry or policy and shall furnish the Agent with a copy of such certificate of entry or policy and a letter or letters of undertaking in such form as may from time to time be required by the Agent;

(i)	Extent of cover and exclusions

to take all necessary action and comply with all requirements which may from time to time be applicable to the Insurances (including, without limitation, the making of all requisite declarations within any prescribed time limits and the payment of any additional premiums or calls) so as to ensure that the Insurances are not made subject to any exclusions or qualifications to which the Agent have not given their prior written consent and are otherwise maintained on terms and conditions from time to time approved in writing by the Agent;

(j)	Correspondence with brokers and associations

to provide to the Agent, forthwith upon this request, copies of all material written communications between the relevant Owner and the Approved Insurance Brokers and approved war risks and protection and indemnity associations which relate to compliance with requirements from time to time applicable to the Insurances including, without limitation, all requisite declarations and payments of additional premiums or calls referred to in clause 8.4(d);

(k)	Independent report

if so requested by the Agent, but at the cost of the Borrowers, to furnish the Agent from time to time with a detailed report signed by an independent firm of marine insurance brokers appointed by the Agent dealing with the insurances maintained on such Mortgaged Vessel and stating the opinion of such firm as to the adequacy thereof;

(l)	Collection of claims

to do all things necessary and provide all documents, evidence and information to enable the Security Trustee to collect or recover any moneys which shall at any time become due in respect of the Insurances;

(m)	Employment of Mortgaged Vessel

not to employ such Mortgaged Vessel or suffer such Mortgaged Vessel to be employed otherwise than in conformity with the terms of the Insurances (including any warranties express or implied therein) without first obtaining the consent of the insurers to such employment and complying with such requirements such as to extra premium or otherwise as the insurers may prescribe;

(n)	Application of recoveries

to apply all sums receivable under the Insurances which are paid to the relevant Owner in accordance with the Loss Payable Clauses in repairing all damage and/or in discharging the liability in respect of which such sums shall have been received; and

(o)	Named assureds

not to permit the fire and usual marine risks and war risk insurances referred to in Clause 8.4(a) to be effected in the name of any other person (other than the Security Trustee) unless such person has to the satisfaction of the Agent executed a first priority assignment in favour of the Security Trustee of such person’s interest in the Insurances of such Mortgaged Vessel in similar terms (mutatis mutandis) to the General Assignment relating thereto.

8.5	Vessel undertakings

Each Borrower undertakes with each Bank that, from the Execution Date until the end of the Facility Period, it will, in respect of the Mortgaged Vessel owned by it:

8.5.1	Ship’s name and registration

not change the name of such Mortgaged Vessel and to keep such Mortgaged Vessel registered with the relevant Registry under the laws of its Flag State and not do or suffer to be done anything, or omit to do anything the doing or omission of which could or might result in such registration being forfeited or imperilled or which could or might result in such Mortgaged Vessel being required to be registered otherwise than with the relevant Registry and not register such Mortgaged Vessel or permit its registration under any other flag or at any other port without the prior written consent of the Agent, such consent not to be unreasonably withheld or delayed;

8.5.2	Repair

keep such Mortgaged Vessel in a good and efficient state of repair and procure that all repairs to or replacement of any damaged, or lost parts of equipment are effected in such manner (both as regards workmanship and quality of materials) as not to diminish the value of such Mortgaged Vessel;

8.5.3	Modification; removal of parts; equipment owned by third parties not without the prior written consent of the Agent to or suffer any other person:

(a)	make any modification to such Mortgaged Vessel in consequence of which her structure, type or performance characteristics could or might be materially altered or her value materially reduced; or

(b)

remove any material part of such Mortgaged Vessel or any equipment the value of which is such that its removal from such Mortgaged Vessel would materially reduce the value of such Mortgaged Vessel without replacing the same with equivalent parts or equipment which are owned by the relevant Owner free from Encumbrances; or

(c)	install on such Mortgaged Vessel any equipment owned by a third party which cannot be removed without causing material damage to the structure or fabric of such Mortgaged Vessel;

8.5.4	Maintenance of class; compliance with regulations

maintain the Classification as the class of such Mortgaged Vessel and to comply with and ensure that such Mortgaged Vessel at all times complies with the provisions of all relevant legislations and all regulations and requirements (statutory or otherwise) from time to time applicable to vessels registered under the laws and flag of the Flag State or otherwise applicable to such Mortgaged Vessel and it shall procure that the relevant Classification Society shall make available to the Agent upon its request such information and documents in respect of such Mortgaged Vessel as are maintained in the records of such Classification Society;

8.5.5	Surveys

submit such Mortgaged Vessel to continuous surveys and such periodical or other surveys as may be required for classification purposes and if so required to supply to the Agent copies of all survey reports issued in respect thereof;

8.5.6	Inspection

permit the Agent, upon receipt of at least 15 days written notice, by surveyors or other persons appointed by it for such purpose, to board such Mortgaged Vessel once per calendar year or at any time after the occurrence of an Event of Default which is continuing, provided in each case that the Agent shall use reasonable endeavours to ensure that such inspections or surveys shall not interfere with the operation of such Mortgaged Vessel for the purpose of inspecting her and to afford all proper facilities for such inspections and for this purpose to give the Agent reasonable advance notice of any intended drydocking of such Mortgaged Vessel (whether for the purpose of classification, survey or otherwise) and to pay the costs in respect of each such inspection or survey;

8.5.7	Prevention of and release from arrest

when they fall due, pay and discharge all debts, damages, liabilities and outgoings whatsoever which have given or there are reasonable grounds to expect that they may give rise to maritime, statutory or possessory liens on, or claims enforceable against, such Mortgaged Vessel, her Earnings or Insurances or any part thereof and, in the event of a writ or libel being filed against such Mortgaged Vessel or her Earnings or Insurances or any part thereof, or of any of the same being arrested, attached or levied upon pursuant to legal process or purported legal process or in the event of detention of such Mortgaged Vessel in exercise or purported exercise of any such lien or claim as aforesaid, to procure the release of such Mortgaged Vessel, her Earnings and Insurances from such arrest, detention attachment or levy or, as the case may be, the discharge of the writ or libel forthwith upon the relevant Owner receiving notice thereof (or, in the case of an arrest of such Mortgaged Vessel, within 15 days thereof) by providing bail or procuring the provision of security or otherwise as the circumstances may require;

8.5.8	Employment

not employ such Mortgaged Vessel or permit her employment in any manner, trade or business which is forbidden by laws of the Flag State or international law, or which is unlawful or illicit under the law of any relevant jurisdiction, or in carrying illicit or prohibited goods, or in any manner whatsoever which may render her liable to condemnation in a prize court, or to destruction, seizure, confiscation, penalty or sanctions and, in the event of hostilities in any part of the world (whether war be declared or not), not employ such Mortgaged Vessel or permit her employment in carrying any contraband goods, or enter or trade to or to continue to trade in any zone which is declared a war zone by any Government Entity or by such Mortgaged Vessel’s war risks insurers unless the prior written consent of such Mortgaged Vessel’s war risks insurers is obtained and such special insurance cover as such Mortgaged Vessel’s war risks insurers may require shall have been effected by the relevant Owner at its expense;

8.5.9	Vessel information

provide the Agent promptly on request with all such information as it may from time to time require in relation to such Mortgaged Vessel, her Insurances, her employment, position and engagements, particulars of all towages and salvages, and copies of all charters and other contracts for her employment, or otherwise howsoever concerning her, as well as copies of all original class records held by the Classification Society in relation to such Mortgaged Vessel, all reports of port state control inspections of such Mortgaged Vessel and information on the financial and operating performance of such Mortgaged Vessel in such form as the Agent may approve or require and all such information as it may from time to time require to determine the Valuation Amount of such Mortgaged Vessel in accordance with clause 8.2.2;

8.5.10	Notification of certain events

notify the Agent forthwith by fax thereafter confirmed by letter of:

(a)	any damage to such Mortgaged Vessel requiring repairs the cost of which will or might exceed the Casualty Amount; or

(b)	any occurrence in consequence of which such Mortgaged Vessel has or may become a Total Loss; or

(c)	any requisition of such Mortgaged Vessel for hire; or

(d)	any requirement or recommendation made by any insurer or Classification Society or by any competent authority which is not, or cannot be, complied with in accordance with its terms; or

(e)	any arrest or detention of such Mortgaged Vessel of over 5 Banking Days or any exercise of a lien or other claim on such Mortgaged Vessel or her Earnings or Insurances or any part thereof; or

(f)	any petition or notice of meeting to consider any resolution to wind-up the relevant Owner (or any event analogous thereto under the laws of the place of its incorporation); or

(g)	the occurrence of any Default; or

(h)

the occurrence of any Environmental Claim against the relevant Owner, such Mortgaged Vessel, the Manager or any Group Member or the Corporate Guarantor or any incident, event or circumstance which may give rise to any such Environmental Claim; or

(i)	any other matter, event or incident, actual or threatened, the effect of which will or could lead to the ISM Code and or the ISPS Code not being complied with;

8.5.11	Payment of outgoings and evidence of payments

promptly pay all tolls, dues and other outgoings whatsoever in respect of such Mortgaged Vessel and her Earnings and Insurances and to keep proper books of account in respect of such Mortgaged Vessel and her Earnings and, as and when the Agent may so require, to make such books available for inspection on behalf of the Agent;

8.5.12	Encumbrances

not without the prior written consent of the Agent (and then only subject to such conditions as the Agent may impose) hypothecate, create or purport or agree to create or permit to arise or subsist any Encumbrance (other than Permitted Encumbrances or Permitted Liens) over or in respect of such Mortgaged Vessel, any share or interest therein or in the Insurances, Earnings or Requisition Compensation or any part thereof or interest therein other than to or in favour of the Security Trustee;

8.5.13	Sale or other disposal

not without the prior written consent of the Agent (and then only subject to such conditions as the Agent may impose) sell, agree to sell, transfer, abandon or otherwise dispose of such Mortgaged Vessel or any share or interest therein;

8.5.14	Chartering

not without the prior written consent of the Agent (which the Agent shall have full liberty to withhold) and, if such consent is given, only subject to such conditions as the Agent may impose, let such Mortgaged Vessel:

(a)	on demise charter for any period; or

(b)

save for the Approved Charter, by any time or consecutive voyage charter for a term which exceeds or which by virtue of any optional extensions therein contained may exceed twenty four (24) months’ duration; or

(c)	on terms whereby more than two (2) months’ hire (or the equivalent) is payable in advance; or

(d)	below a fair and reasonable arms-length rate obtainable at the time when such Mortgaged Vessel is fixed;

8.5.15	Payment of Earnings

to procure that the Earnings are paid to the Security Trustee at all times if and when the same shall be or shall have become so payable in accordance with the Security Documents after the Security Trustee shall have directed pursuant to clause 2.1.1 of the General Assignment that the same shall be no longer receivable by the relevant Owner and that any Earnings which are so payable and which are in the hands of the relevant Owner’s brokers or agents are duly accounted for and paid over to the Security Trustee forthwith on demand;

8.5.16	Repairers’ liens

not without the previous consent in writing of the Agent put such Mortgaged Vessel into the possession of any person for the purpose of work being done upon her in an amount exceeding or likely to exceed the Casualty Amount unless such person shall first have given to the Agent in terms satisfactory to them, a written undertaking not to exercise any lien on such Mortgaged Vessel or her Earnings for the cost of such work or otherwise;

8.5.17	Managers

not without the prior written consent of the Agent appoint anyone other than the Manager as commercial and technical manager of such Mortgaged Vessel nor to terminate or amend the terms of the relevant Management Agreement;

8.5.18	Conveyance on default

where such Mortgaged Vessel is (or is to be) sold in exercise of any power contained in this Mortgage, execute, forthwith upon request by the Security Trustee, such form of conveyance of such Mortgaged Vessel as the Security Trustee may require;

8.5.19	Anti-drug abuse

without prejudice to clause 5.1.9, take all necessary and proper precautions to prevent any infringements of the Anti-Drug Abuse Act of 1986 of the United States of America or any similar legislation applicable to such Mortgaged Vessel in any jurisdiction in or to which such Mortgaged Vessel shall be employed or located or trade or which may otherwise be applicable to such Mortgaged Vessel and/or the relevant Owner;

8.5.20	Compliance with Environmental Laws

comply with, and use all reasonable and proper endeavours to procure that all Environmental Affiliates of the relevant Owner comply with, all Environmental Laws in relation to such Mortgaged Vessel including, without limitation, requirements relating to manning, submission of oil spill response plans, designation of qualified individuals and establishing and establishment of financial responsibility and to obtain and comply with, and use all reasonable and proper endeavours to procure that all Environmental Affiliates of the relevant Owner obtain and comply with, all Environmental Approvals in relation to such Mortgaged Vessel;

8.5.21	Trading

not permit such Mortgaged Vessel to trade in any area prohibited by the government of the Flag State or in breach of Sanctions;

8.5.22	Recycling

if its Vessel is intended to be scrapped during the Facility Period, use its commercially reasonable endeavours to take into account social and environmental matters when selecting the recycling yard and to comply with the Hong Kong International Convention for the for the Safe and Environmentally Sound Recycling of Ships (2009);

8.5.23	Inventory of Hazardous Materials

maintain a green passport notification (based on the Inventory of Hazardous Materials) for its Vessel from its Classification Society throughout the Facility Period (commencing on 1 January 2021).

8.6	Fuel Oil Consumption Data

The Borrowers shall, upon the request of any Lender and at the cost of the Borrowers, on or before 31st July in each calendar year, supply or procure the supply to the Agent of all information necessary in order for any Lender to comply with its obligations under the Poseidon Principles in respect of the preceding year, including, without limitation, all ship fuel oil consumption data required to be collected and reported in accordance with Regulation 22A of Annex VI and any Statement of Compliance, in each case relating to each Ship for the preceding calendar year. For the avoidance of doubt, such information shall be confidential but the Borrowers acknowledge that, in accordance with the Poseidon Principles, such information will form part of the information published regarding the relevant Lender’s portfolio climate alignment.

For the purposes of this Clause 8.6 (Fuel Oil Consumption Data):

(a)

“Annex VI” means Annex VI of the Protocol of 1997 (as subsequently amended from time to time) to amend the International Convention for the Prevention of Pollution from Ships 1973 (“MARPOL”), as modified by the Protocol of 1978 relating thereto;

(b)

“Poseidon Principles” means the financial industry framework for assessing and disclosing the climate alignment of ship finance portfolios published in June 2019 as the same may be amended or replaced from time to time; and

(c)	“Statement of Compliance” means a Statement of Compliance related to fuel oil consumption pursuant to regulations 6.6 and 6.7 of Annex VI.

8.7	COVID-19

The Borrowers hereby:

8.7.1

confirm, acknowledge, covenant and undertake that, notwithstanding that Decree 5235/30.03.2020 In Respect of the Emergency Measures Implementation From Financial Organisations And Supervisory Authorities Law of 2020 of the Republic of Cyprus, as amended or as the same may be further amended, extended or replaced or any other new or additional decree which would have the same effect (together, the “Decree”) is not applicable to this Agreement or the loan facility made available under this Agreement, they shall not send to the Agent or any other Bank and expression of interest or request or application for any relief, in respect of the payment of principal or interest or otherwise under the Decree or otherwise in relation with the COVID-19 pandemic; and

8.7.2	represent and warrant that they do not face any financial difficulties or adverse effects as a result of the effects of, or in connection with, the COVID-19 pandemic.+

9	CONDITIONS

9.1	Documents and evidence

The obligation of each Lender to make its Commitment available in respect of any Advance is conditional upon:

9.1.1

that, on or before the service of the relevant Drawdown Notice hereunder, the Agent has received the documents described in Part A of Schedule 3 in form and substance satisfactory to the Agent and its lawyers;

9.1.2

that, on or before the drawdown of an Advance, the Agent has received the documents described in Part B of Schedule 3 in respect of the Relevant Vessel (as defined in Schedule 3) in form and substance satisfactory to the Agent and its lawyers;

9.1.3

the representations and warranties contained in clause 7 and clauses 4.1 and 4.2 of the Corporate Guarantee being then true and correct as if each was made with respect to the facts and circumstances existing at such time; and

9.1.4	no Default having occurred and being continuing and there being no Default which would result from the making of the Loan.

9.2	Waiver of conditions precedent

9.2.1

The conditions specified in this clause 9 are inserted solely for the benefit of the Lenders and may be waived by the Agent in whole or in part and with or without conditions only with the consent of the Majority Lenders.

9.2.2

The Lenders agree and the Borrowers undertake that some of the documents described in Part A(f) of Schedule 3, namely the original share certificates of Ios and Skopelos, shall be delivered to the Security Trustee no later than 30 Banking Days from the date of signing this Agreement.

9.3	Further conditions precedent/conditions subsequent

Not later than five (5) Banking Days prior to the relevant Drawdown Date and not later than five (5) Banking Days prior to each Interest Payment Date, the Agent (acting on the instructions of the Majority Lenders) may request and the Borrowers must, not later than two (2) Banking Days prior to such date, deliver to the Agent (at the Borrowers’ expense) on such request further favourable certificates and/or opinions as to any or all of the matters which are the subject of clauses 7, 8, 9 and 10.

9.4	English language

All documents required to be delivered under and/or supplied in connection with any of the Security Documents must either be in the English language or accompanied by an English translation certified by a notary, lawyer or consulate acceptable to the Agent.

10	EVENTS OF DEFAULT

10.1	Events

Each of the following events shall constitute an Event of Default (whether such event shall occur voluntarily or involuntarily or by operation of law or regulation or in connection with any judgment, decree or order of any court or other authority or otherwise, howsoever):

10.1.1

Non-payment: any Security Party fails to pay any sum payable by it under any of the Security Documents at the time, in the currency and in the manner stipulated in the Security Documents or the Underlying Documents (and so that, for this purpose, sums payable (i) under clauses 3.1 and 4.1 shall be treated as having been paid at the stipulated time if (aa) received by the Agent within three (3) Banking Days of the dates therein referred to and (bb) such delay in receipt is caused by administrative or other delays or errors within the banking system and (ii) on demand shall be treated as having been paid at the stipulated time if paid within three (3) Banking Days of demand); or

10.1.2

Breach of Insurance and certain other obligations: any Owner or, as the context may require, any Manager or any other person fails to obtain and/or maintain the Insurances for any of the Mortgaged Vessels or if any insurer in respect of such Insurances cancels the Insurances or disclaims liability by reason, in either case, of mis-statement in any proposal for the Insurances or for any other failure or default on the part of a Borrowers or any other person or a Borrower commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by them under clause 8; or

10.1.3	Breach of sanctions provisions: any breach occurs of Clause 7.1.27 (Sanctions); or

10.1.4

Breach of other obligations: any Security Party, any Manager commits any breach of or omits to observe any of its obligations or undertakings expressed to be assumed by it under any of the Security Documents (other than those referred to in clauses 10.1.1 and 10.1.2 above) unless such breach or omission, in the opinion of the Agent (following consultation with the Banks) is capable of remedy, in which case the same shall constitute an Event of Default if it has not been remedied within fifteen calendar (15) days of the occurrence thereof; or

10.1.5

Misrepresentation: any representation or warranty made or deemed to be made or repeated by or in respect of any Security Party in or pursuant to any of the Security Documents or in any notice, certificate or statement referred to in or delivered under any of the Security Documents is or proves to have been incorrect or misleading in any material respect; or

10.1.6

Cross-default: any Indebtedness of the Group in an amount exceeding in aggregate twenty million Dollars (USD 20,000,000) or any Indebtedness of any Borrower is not paid when due (subject to applicable grace or cure periods) or any such Indebtedness of any Borrower or any other Security Party becomes (whether by declaration or automatically in accordance with the relevant agreement or instrument constituting the same) due and payable prior to the date when it would otherwise have become due (unless as a result of the exercise by the relevant Borrower or other Security Party of a voluntary right of prepayment), or any creditor of any Borrower or any other Security Party becomes entitled to declare any such Indebtedness due and payable or any facility or commitment available to any Borrower or any other Security Party relating to Indebtedness is withdrawn, suspended or cancelled by reason of any default (however described) of the person concerned; or

10.1.7

Execution: any uninsured judgment or order made against any Security Party is not stayed, appealed against or complied with within thirty (30) days or a creditor attaches or takes possession of, or a distress, execution, sequestration or other process is levied or enforced upon or sued out against, any of the undertakings, assets, rights or revenues of any Security Party and is not discharged within forty (40) days; or

10.1.8

Insolvency: any Security Party is unable or admits inability to pay its debts as they fall due; suspends making payments on any of its debts or announces an intention to do so; becomes insolvent; or suffers the declaration of a moratorium in respect of any of its Indebtedness; or

10.1.9

Reduction or loss of capital: a meeting is convened by any Security Party (other than the Corporate Guarantor) without the Agent’s prior written consent, for the purpose of passing any resolution to purchase, reduce or redeem any of its share capital without the Agent’s prior written consent; or

10.1.10

Dissolution: any corporate action, Proceedings or other steps are taken to dissolve or wind-up any Security Party or an order is made or resolution passed for the dissolution or winding up of any Security Party or a notice is issued convening a meeting for such purpose; or

10.1.11

Administration: any petition is presented, notice given or other steps are taken anywhere to appoint an administrator of any Security Party or the Agent reasonably believes that any such petition or other step is imminent or an administration order is made in relation to any Security Party; or

10.1.12

Appointment of receivers and managers: any administrative or other receiver of any Security Party is appointed anywhere or any material part of its assets and/or undertaking or any other steps are taken to enforce any Encumbrance over all or any material part of the assets of any Security Party; or

10.1.13

Compositions: any corporate action, legal proceedings or other procedures or steps are taken, or negotiations commenced, by any Security Party or by any of its creditors (other than the Corporate Guarantor) or any legal proceedings are taken in respect of the Corporate Guarantor, with a view to the general readjustment or rescheduling of all or part of its Indebtedness or to proposing any kind of composition, compromise or arrangement involving such company and any of its creditors; or

10.1.14

Analogous proceedings: there occurs, in relation to any Security Party, in any country or territory in which any of them carries on business or to the jurisdiction of whose courts any part of their assets is subject, any event which, in the reasonable opinion of the Agent, appears in that country or territory to correspond with, or have an effect equivalent or similar to, any of those mentioned in clauses 10.1.6 to 10.1.12 (inclusive) or any Security Party otherwise becomes subject, in any such country or territory, to the operation of any law relating to insolvency, bankruptcy or liquidation; or

10.1.15

Cessation of business: any Security Party suspends or ceases or threatens to suspend or cease to carry on its business without the prior written consent of the Agent, such consent not to be unreasonably withheld (it being agreed that a sale of a Vessel by the Borrower who is the owners thereof shall not constitute an Event of Default provided that the Borrowers comply with clause 4.4); or

10.1.16

Seizure: all or a material part of the undertaking, assets, rights or revenues of, or shares or other ownership interests in, any Security Party are seized, nationalised, expropriated or compulsorily acquired by or under the authority of any Government Entity; or

10.1.17

Invalidity: any of the Security Documents and the Underlying Documents shall at any time and for any reason become invalid or unenforceable or otherwise cease to remain in full force and effect, or if the validity or enforceability of any of the Security Documents and the Underlying Documents shall at any time and for any reason be contested by any Security Party which is a party thereto, or if any such Security Party shall deny that it has any, or any further, liability thereunder; or

10.1.18

Unlawfulness: any Unlawfulness occurs or it becomes impossible or unlawful at any time for any Security Party, to fulfil any of the covenants and obligations expressed to be assumed by it in any of the Security Documents or for a Bank to exercise the rights or any of them vested in it under any of the Security Documents; or

10.1.19	Repudiation: any Security Party repudiates any of the Security Documents or does or causes or permits to be done any act or thing evidencing an intention to repudiate any of the Security Documents; or

10.1.20	Encumbrances enforceable: any Encumbrance (other than Permitted Liens) in respect of any of the property (or part thereof) which is the subject of any of the Security Documents becomes enforceable; or

10.1.21

Arrest: a Mortgaged Vessel is arrested, confiscated, seized, taken in execution, impounded, forfeited, detained in exercise or purported exercise of any possessory lien or other claim or otherwise taken from the possession of its Owner and that Owner shall fail to procure the release of such Mortgaged Vessel within a period of thirty (30) days thereafter (this clause does not include capture of a Vessel by pirates for up to 12 months (but does apply if such capture exceeds 12 months) if relevant underwriters confirm in writing (in terms satisfactory to the Lenders) within ninety (90) day of capture, that such capture will be covered by the relevant Borrower’s war risks insurance); or

10.1.22	Registration: the registration of a Mortgaged Vessel under the laws and flag of the relevant Flag State is cancelled or terminated without the prior written consent of the Majority Lenders; or

10.1.23

Unrest: the Flag State of a Mortgaged Vessel or the country in which any Security Party is incorporated or domiciled becomes involved in hostilities or civil war or there is a seizure of power in the Flag State by unconstitutional means (which hostilities or civil war or seizure of power would reasonably be expected to have a Material Adverse Effect) unless the Owner of the Vessel registered in such Flag State shall have transferred its Vessel onto a new flag acceptable to the Banks within sixty (60) days of the start of such hostilities or civil war or seizure of power; or

10.1.24

Environmental Incidents: an Environmental Incident occurs which gives rise, or may give rise, to an Environmental Claim which could, in the opinion of the Agent be expected to have a Material Adverse Effect (i) on the business, assets or financial condition of any Security Party or the Group taken as a whole or (ii) on the security constituted by any of the Security Documents or the enforceability of that security in accordance with its terms; or

10.1.25

P&I: an Owner or a Manager or any other person fails or omits to comply with any requirements of the protection and indemnity association or other insurer with which a Mortgaged Vessel is entered for insurance or insured against protection and indemnity risks (including oil pollution risks) to the effect that any cover (including, without limitation, any cover in respect of liability for Environmental Claims arising in jurisdictions where such Mortgaged Vessel operates or trades) is or may be liable to cancellation, qualification or exclusion at any time; or

10.1.26

Material events: any other event occurs or circumstance arises which, in the opinion of the Agent (following consultation with the Banks), is likely materially and adversely to affect either (i) the ability of any Security Party to perform all or any of its obligations under or otherwise to comply with the terms of any of the Security Documents or (ii) the security created by any of the Security Documents; or

10.1.27

Required Authorisations: any Required Authorisation is revoked or withheld or modified (the effect of which would be to have a Material Adverse Effect) or is otherwise not granted or fails to remain in full force and effect or if any exchange control or other law or regulation shall exist which would make any transaction under the Security Documents or the continuation thereof, unlawful or would prevent the performance by any Security Party of any term of any of the Security Documents;

10.1.28

Ownership/management: there is any change in the direct or indirect ownership of any Borrower or any Vessel (from that disclosed pursuant to paragraph (h) of Schedule 2, Part A) or a change of Manager (other than as contemplated by the definition of Manager) of any Vessel without the prior written consent of the Agent;

10.1.29

Change of Control: the “Permitted Holders” own less than 5%, of the partnership interests in the Corporate Guarantor, or the “Permitted Holders” own less than 100% of the membership interest of Olympos Maritime Ltd of the Marshall Islands, the General Partner of the Corporate Guarantor, or there is a change of control (as defined in the definition of “subsidiary” in clause 1.2) in respect of the Shareholder; or

10.1.30

Anti-Money Laundering: any Security Party is in breach of or fails to observe any law, requirement, measure or procedure implemented to combat Money Laundering or comparable United States federal and state laws, including without limitation the PATRIOT Act and the Bank Secrecy Act.

10.2	Acceleration

The Agent may, and if so requested by the Majority Lenders shall, without prejudice to any other rights of the Lenders, at any time after the happening of an Event of Default so long as the same is continuing by notice to the Borrowers declare that:

10.2.1	the obligation of each Lender to make its Commitment available shall be terminated, whereupon the Commitment shall immediately be cancelled; and/or

10.2.2

the Loan and all interest accrued and all other sums payable whensoever under the Security Documents have become due and payable, whereupon the same shall, immediately or otherwise in accordance with the terms of such notice, become due and payable.

10.3	Demand basis

If, under clause 10.2.2, the Agent has declared the Loan to be due and payable on demand, at any time thereafter the Agent may (and if so instructed by the Majority Lenders shall) by further written notice to the Borrowers demand repayment of the Loan on such date as may be specified whereupon the Loan shall become due and payable accordingly with all interest accrued and all other sums payable under this Agreement.

11	INDEMNITIES

11.1	General indemnity

The Borrowers agree to indemnify each Bank on demand, without prejudice to any of such Bank’s other rights under any of the Security Documents, against any loss (including loss of Margin) or expense (including, without limitation, any Break Costs) which such Bank shall certify as sustained by it (a) as a consequence of any Default, any prepayment of the Loan being made under clauses 4.2, 4.3, 4.5, 8.2.1(a) or 12.1 or any other repayment or prepayment of the Loan or part thereof being made otherwise than on an Interest Payment Date relating to the part of the Loan prepaid or repaid; and/or any Advance not being made for any reason (excluding any default by the Agent, the Security Trustee or any Lender) after the Drawdown Notice for such Advance has been given or (b) in connection with Sanctions.

11.2	Environmental indemnity

The Borrowers shall indemnify each Bank on demand and hold it harmless from and against all costs, claims, expenses, payments, charges, losses, demands, liabilities, actions, Proceedings, penalties, fines, damages, judgements, orders, sanctions or other outgoings of whatever nature which may be incurred or made or asserted whensoever against such Bank at any time, whether before or after the repayment in full of principal and interest under this Agreement, arising howsoever out of an Environmental Claim made or asserted against such Bank which would not have been, or been capable of being, made or asserted against such Bank had it not entered into any of the Security Documents or been involved in any of the resulting or associated transactions.

11.3	Capital adequacy and reserve requirements indemnity

The Borrowers shall promptly indemnify each Lender on demand against any cost incurred or loss suffered by such Lender as a result of its complying with (i) the minimum reserve requirements from time to time of the European Central Bank (ii) any capital adequacy directive of the European Union and/or (iii) any revised framework for international convergence of capital measurements and capital standards and/or any regulation imposed by any Government Entity in connection therewith, and/or in connection with maintaining required reserves with a relevant national central bank to the extent that such compliance or maintenance relates to such Lender’s Commitment and/or Contribution or deposits obtained by it to fund the whole or part thereof and to the extent such cost or loss is not recoverable by such Lender under clause 12.2.

12	UNLAWFULNESS AND INCREASED COSTS

12.1	Unlawfulness

If, regardless of any other provision of this Agreement, by reason of:

(a)	the introduction of or any change in any applicable law or regulation or Sanctions or any change in the interpretation or application thereof; or

(b)	compliance by a Lender with any directive, request or requirement (whether or not having the force of law) of any central bank or Government Entity,

it becomes unlawful or it is prohibited by or contrary to such directive request or requirement for any Lender to contribute to an Advance or to maintain its Commitment or fund its Contribution to the Loan or any Advance or to maintain or give effect to any of its obligations in connection howsoever with this Agreement, such Lender shall promptly, through the Agent, give notice to the Borrowers whereupon (a) such Lender’s Contribution and Commitment shall be reduced to zero and (b) the Borrowers shall be obliged to prepay such Lender’s Contribution either (i) immediately or (ii) on a future date (specified in the Agent’s notice) not being earlier than the latest date permitted by the relevant law, regulation, directive, request or requirement together with interest accrued to the date of prepayment and all other sums payable whensoever by the Borrowers under this Agreement.

12.2	Increased costs

If the result of any change (which occurs after the Execution Date) in, or in the interpretation or application of, or the introduction of, any law or any regulation, request or requirement or the effect of complying with any applicable directive, request or requirement (whether or not having the force of law, but, if not having the force of law, with which a Lender or, as the case may be, its holding company habitually complies) of any central bank or Government Entity (including, but not limited to, the 1988 Basle Convergence Agreement and including those relating to Taxation or any kind of liquidity, stock or capital adequacy controls, reserve assets, cash ratio deposits and special deposits or other banking or monetary controls or requirements which affect the manner in which a Lender or its holding company allocates capital resources to the Lender’s obligations hereunder), is to:

12.2.1

subject any Lender to Taxes or change the basis of Taxation of any Lender with respect to any payment under any of the Security Documents (other than Taxes or Taxation on the overall net income, profits or gains of such Lender imposed in the jurisdiction in which its principal or lending office under this Agreement is located); and/or

12.2.2

increase the cost to, or impose an additional cost on, any Lender or its holding company in making or keeping such Lender’s Commitment available or maintaining or funding all or part of such Lender’s Contribution; and/or

12.2.3	reduce the amount payable or the effective return to any Lender under any of the Security Documents; and/or

12.2.4

reduce any Lender’s or its holding company’s rate of return on its overall capital by reason of a change in the manner in which it is required to allocate capital resources to such Lender’s obligations under any of the Security Documents; and/or

12.2.5

require any Lender or its holding company to make a payment or forgo a return on or calculated by reference to any amount received or receivable by such Lender under any of the Security Documents; and/or

12.2.6

require any Lender or its holding company to incur or sustain a loss (including a loss of future potential profits) by reason of being obliged to deduct all or part of its Contribution or the Loan from its capital for regulatory purposes, then and in each such case (subject to clause 12.3):

(a)	such Lender shall notify, via the Agent, the Borrowers in writing of such event promptly upon its becoming aware of the same; and

(b)

the Borrowers shall on demand made at any time whether or not such Lender’s Contribution has been repaid, pay to the Agent for the account of such Lender the amount which such Lender specifies (in a certificate setting forth the basis of the computation of such amount but not including any matters which such Lender or its holding company regards as confidential) is required to compensate such Lender and/or (as the case may be) its holding company for such liability to Taxes, cost, reduction, payment , forgone return or loss.

For the purposes of this clause 12.2 “holding company” means the company or entity (if any) within the consolidated supervision of which a Lender is included.

12.3	Exception

Nothing in clause 12.2 shall entitle any Lender to receive any amount relating to compensation for any such liability to Taxes, increased or additional cost, reduction, payment, foregone return or loss to the extent that the same is the subject of an additional payment under clause 6.6.

13	APPLICATION OF MONEYS, SET OFF, PRO-RATA PAYMENTS AND MISCELLANEOUS

13.1	Application of moneys

All moneys received by the Agent and/or the Security Trustee under or pursuant to any of the Security Documents and expressed to be applicable in accordance with the provisions of this clause 13.1 or in a manner determined in the Security Trustee’s or (as the case may be) the Agent’s discretion, shall be applied in the following manner:

13.1.1	first, in or towards payment, on a pro-rata basis, of any unpaid costs and expenses of the Banks or any of them under any of the Security Documents;

13.1.2	secondly, in or towards payment of any fees payable to the Arranger, the Agent or any of the other Banks under, or in relation to, the Security Documents which remain unpaid;

13.1.3

thirdly, in or towards payment to the Lenders, on a pro rata basis, of any accrued interest owing in respect of the Loan which shall have become due under any of the Security Documents but remains unpaid;

13.1.4

fourthly, in or towards payment to the Lenders, on a pro rata basis according to their respective Contributions, of any principal in respect of the Loan (whether the same is due and payable or not); and

13.1.5

fifthly, in or towards payment to the Lenders, on a pro rata basis, for any loss suffered by reason of any such payment in respect of principal not being effected on an Interest Payment Date relating to the part of the Loan repaid and which amounts are so payable under this Agreement;

13.1.6

sixthly in or towards payment to the relevant person of any other sum which shall have become due under any of the Security Documents but remains unpaid (and, if more than one such sum so remains unpaid, on a pro rata basis;

13.1.7	seventhly, the surplus (if any) shall be paid to the Borrowers or to whomsoever else may then be entitled to receive such surplus.

13.2	Set-off

13.2.1

Each Borrower irrevocably authorises each Bank (without prejudice to any of such Bank’s rights at law, in equity or otherwise), at any time and without notice to the Borrowers, to apply any credit balance to which any Borrower is then entitled standing upon any account of any Borrower with any branch of such Bank in or towards satisfaction of any sum due and payable from the Borrowers to such Bank under any of the Security Documents. For this purpose, each Bank is authorised to purchase with the moneys standing to the credit of such account such other currencies as may be necessary to effect such application.

13.2.2

No Bank shall be obliged to exercise any right given to it by this clause 13.2. Each Bank shall notify the Borrowers through the Agent forthwith upon the exercise or purported exercise of any right of set off giving full details in relation thereto and the Agent shall inform the other Banks.

13.2.3	Nothing in this clause 13.2 shall be effective to create a charge or other security interest.

13.3	Pro rata payments

13.3.1

If at any time any Lender (the “Recovering Lender”) receives or recovers any amount owing to it by the Borrowers under this Agreement (other than pursuant to any other Security Document) by direct payment, set-off or in any manner other than by payment through the Agent pursuant to clauses 6.1 or 6.9 (not being a payment received from a Transferee Bank or a sub-participant in such Lender’s Contribution or any other payment of an amount due to the Recovering Lender for its sole account pursuant to clauses 3.6, 5, 6.6, 11.1, 11.2, 11.3, 12.1, or 12.2), the Recovering Lender shall, within two (2) Banking Days of such receipt or recovery (a “Relevant Receipt”) notify the Agent of the amount of the Relevant Receipt. If the Relevant Receipt exceeds the amount which the Recovering Lender would have received if the Relevant Receipt had been received by the Agent and distributed pursuant to clause 6.1 or 6.10 (as the case may be) then:

(a)	within two (2) Banking Days of demand by the Agent, the Recovering Lender shall pay to the Agent an amount equal (or equivalent) to the excess;

(b)

the Agent shall treat the excess amount so paid by the Recovering Lender as if it were a payment made by the Borrowers and shall distribute the same to the Lenders (other than the Recovering Lenders) in accordance with clause 6.10; and

(c)

as between the Borrowers and the Recovering Lender the excess amount so re-distributed shall be treated as not having been paid but the obligations of the Borrowers to the other Lenders shall, to the extent of the amount so re-distributed to them, be treated as discharged.

13.3.2

If any part of the Relevant Receipt subsequently has to be wholly or partly refunded by the Recovering Lender (whether to a liquidator or otherwise) each Lender to which any part of such Relevant Receipt was so re-distributed shall on request from the Recovering Lender repay to the Recovering Lender such Lender’s pro-rata share of the amount which has to be refunded by the Recovering Lender.

13.3.3	Each Lender shall on request supply to the Agent such information as the Agent may from time to time request for the purposes of this clause 13.3.

13.3.4

Notwithstanding the foregoing provisions of this clause 13.3, no Recovering Lender shall be obliged to share any Relevant Receipt which it receives or recovers pursuant to Proceedings taken by it to recover any sums owing to it under this Agreement with any other party which has a legal right to, but does not, either join in such Proceedings or commence and diligently pursue separate Proceedings to enforce its rights in the same or another court (unless the Proceedings instituted by the Recovering Lender are instituted by it without prior notice having been given to such party through the Agent).

13.4	No release

For the avoidance of doubt it is hereby declared that failure by any Recovering Lender to comply with the provisions of clause 13.3 shall not release any other Recovering Lender from any of its obligations or liabilities under clause 13.3.

13.5	No charge

The provisions of this clause 13 shall not, and shall not be construed so as to, constitute a charge or create or declare a trust by a Lender over all or any part of a sum received or recovered by it in the circumstances mentioned in clause 13.3.

13.6	Further assurance

Each Borrower undertakes with each Bank that the Security Documents shall both at the date of execution and delivery thereof and throughout the Facility Period be valid and binding obligations of the Security Parties party thereto which, with the rights of each Lender thereunder, are enforceable in accordance with their respective terms and that they will, at their expense, execute, sign, perfect and do, and will procure the execution, signing, perfecting and doing by each of the other Security Parties of, any and every such further assurance, document, act or thing as in the reasonable opinion of the Majority Lenders may be necessary or desirable for perfecting the security contemplated or constituted by the Security Documents.

13.7	Conflicts

In the event of any conflict between this Agreement and any of the other Security Documents, the provisions of this Agreement shall prevail.

13.8	No implied waivers, remedies cumulative

No failure or delay on the part of any of the Banks to exercise any power, right or remedy under any of the Security Documents shall operate as a waiver thereof, nor shall any single or partial exercise by any Bank of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy. The remedies provided in the Security Documents are cumulative and are not exclusive of any remedies provided by law. No waiver by any Bank shall be effective unless it is in writing.

13.9	Severability

If any provision of this Agreement is prohibited, invalid, illegal or unenforceable in any jurisdiction, such prohibition, invalidity, illegality or unenforceability shall not affect or impair howsoever the remaining provisions thereof or affect the validity, legality or enforceability of such provision in any other jurisdiction.

13.10	Force Majeure

Regardless of any other provision of this Agreement, none of the Banks shall be liable for any failure to perform the whole or any part of this Agreement resulting directly or indirectly from (i) the action or inaction or purported action of any governmental or local authority (ii) any strike, lockout, boycott or blockade (including any strike, lockout, boycott or blockade effected by or upon any Bank or any of its representatives or employees) (iii) any act of God (iv) any act of war (whether declared or not) or terrorism (v) any failure of any information technology or other operational systems or equipment affecting any Bank or (vi) any other circumstances whatsoever outside any Bank’s control.

13.11	Amendments

This Agreement may be amended or varied only by an instrument in writing executed by all parties hereto who irrevocably agree that the provisions of this clause 13.11 may not be waived or modified except by an instrument in writing to that effect signed by all of them.

13.12	Counterparts

This Agreement may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same agreement which may be sufficiently evidenced by one counterpart.

13.13	English language

All documents required to be delivered under and/or supplied whensoever in connection howsoever with any of the Security Documents and all notices, communications, information and other written material whatsoever given or provided in connection howsoever therewith must either be in the English language or accompanied by an English translation certified by a notary, lawyer or consulate acceptable to the Agent.

13.14	Contractual recognition of bail-in

Notwithstanding any other term of any Security Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Security Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including (without limitation):

(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)	a cancellation of any such liability; and

(b)	a variation of any term of any Security Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

14	ACCOUNTS AND RETENTIONS

14.1	General

Each Borrower undertakes with each Bank that it will ensure that:

14.1.1	it will on or before the relevant Drawdown Date, open an Earnings Account in its name; and

14.1.2

all moneys payable to any Borrower in respect of the Earnings of its Mortgaged Vessel shall, unless and until the Agent (acting on the instructions of the Majority Lenders) directs to the contrary, be paid to its Earnings Account, Provided however that if any of the moneys paid to an Earnings Account are payable in a currency other than USD the Account Bank shall then convert such moneys into USD at the Account Bank’s spot rate of exchange at the relevant time for the purchase of USD with such currency and the term “spot rate of exchange” shall include any premium and costs of exchange payable in connection with the purchase of USD with such currency.

14.2	Earnings Accounts: withdrawals

Any sums standing to the credit of the Earnings Accounts may be applied from time to time (i) firstly to make the payments required under this Agreement, (ii) secondly, subject to there being no breach of clauses 14.3 and 14.4 and to no Event of Default having occurred, in the operation of the Vessels (operating and voyage expenses) and (iii) thirdly, subject to no Event of Default having occurred and to there being at any time sufficient funds to maintain or pay amounts due under (i) and (ii) above as they fall due, for the general corporate purposes of the Borrowers.

14.3	Minimum Balance

The Borrowers shall deposit on the relevant Drawdown Date and maintain thereafter throughout the Facility Period on each Earnings Account a balance of not less than USD350,000 (in aggregate, the “Minimum Balance”).

14.4	Retention Account: credits and withdrawals

14.4.1

The Borrowers undertake with each Bank that, throughout the Facility Period, they will procure that, on each Retention Date there is paid (from the Earnings Accounts) to the Retention Account, the Retention Amount for such date.

14.4.2

Unless and until there shall occur an Event of Default (whereupon the provisions of clause 14.5 shall apply), all Retention Amounts credited to the Retention Account together with interest from time to time accruing or at any time accrued thereon must be applied by the Account Bank (and the Borrowers hereby irrevocably authorise the Account Bank so to apply the same) upon each Repayment Date and/or on each day that interest is payable on the Loan or an Advance pursuant to clause 3.1, in or towards payment to the Agent of the instalment then falling due for repayment or, as the case may be, the amount of interest then due. Each such application by the Account Bank shall constitute a payment in or towards satisfaction of the Borrowers’ corresponding payment obligations under this Agreement but shall be strictly without prejudice to the obligations of the Borrowers to make any such payment to the extent that the aforesaid application by the Account Bank is insufficient to meet the same.

14.4.3

Unless the Agent (acting on the instructions of the Majority Lenders) otherwise agrees in writing and subject to clause 14.4.2, Borrowers shall not be entitled to withdraw any moneys from the Retention Account at any time during the Facility Period.

14.5	Application of accounts

At any time after the occurrence of an Event of Default, the Agent may (and on the instructions of the Majority Lenders shall), without notice to the Borrowers, instruct the Account Bank to apply all moneys then standing to the credit of the Earnings Accounts and/or the Retention Account (together with interest from time to time accruing or accrued thereon) in or towards satisfaction of any sums due to the Banks or any of them under the Security Documents in the manner specified in clause 13.1.

14.6	Charging of accounts

The Earnings Accounts, the Retention Account and all amounts from time to time respectively standing to the credit thereof shall be subject to the security constituted and the rights conferred by the Accounts Charge.

15	ASSIGNMENT, TRANSFER AND LENDING OFFICE

15.1	Benefit and burden

This Agreement shall be binding upon, and enure for the benefit of, the Banks and the Borrowers and their respective successors in title.

15.2	No assignment by Borrowers

No Borrower may assign or transfer any of its rights or obligations under this Agreement without the prior written consent of the Lenders.

15.3	Transfers by Banks

any Lender (the “Transferor Lender”) may at any time, without the consent of, but after consultation with, the Borrowers, cause all or any part of its rights, benefits and/or obligations under this Agreement and the other Security Documents to be transferred to (i) another Lender, (ii) another branch, subsidiary or affiliate of a Lender, (iii) another first class international bank or financial institution, (iv) any member of the European System of Central Banks, (v) a trust corporation, insurance company, fund, capital investment company or other person which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets or (vi) (without prior notification to, nor prior consent from, the Borrowers) following the occurrence of an Event of Default which is continuing, any other person (in each case a “Transferee Lender”), in each case by delivering to the Agent a Transfer Certificate duly completed and duly executed by the Transferor Lender and the Transferee Lender provided that any Transferee Lender shall, before transferring its right, benefits and obligations to any other bank or financial institution, give notice thereof to the other Lenders, who shall have the option, to be exercised by notice in writing, to acquire all its part of the rights, benefits and obligations of the Transferee Lender, in which case the Transferor Lender shall transfer the same to that Lender or Lenders in accordance with this clause 15.3. No such transfer is binding on, or effective in relation to, the Borrowers or the Agent unless (i) it is effected or evidenced by a Transfer Certificate which complies with the provisions of this clause 15.3 and is signed by or on behalf of the Transferor Lender, the Transferee Lender and the Agent (on behalf of itself, the Borrowers and the other Banks) and (ii) such transfer of rights under the other Security Documents has been effected and registered. Upon signature of any such Transfer Certificate by the Agent, which signature shall be effected as promptly as is practicable after such Transfer Certificate has been delivered to the Agent, and subject to the terms of such Transfer Certificate, such Transfer Certificate shall have effect as set out below.

The following further provisions shall have effect in relation to any Transfer Certificate:

15.3.1	a Transfer Certificate may be in respect of a Lender’s rights in respect of all, or part of, its Commitment and shall be in respect of the same proportion of its Contribution;

15.3.2

a Transfer Certificate shall only be in respect of rights and obligations of the Transferor Lender in its capacity as a Lender and shall not transfer its rights and obligations (if applicable) as the Agent and/or Security Trustee, or in any other capacity, as the case may be and such other rights and obligations may only be transferred in accordance with any applicable provisions of this Agreement;

15.3.3	a Transfer Certificate shall take effect in accordance with English law as follows:

(a)

to the extent specified in the Transfer Certificate, the Transferor Lender’s payment rights and all its other rights (other than those referred to in clause 15.3.2 above) under this Agreement are assigned to the Transferee Lender absolutely, free of any defects in the Transferor Lender’s title and of any rights or equities which the Borrowers had against the Transferor Lender and the Transferee Lender assumes all obligations of the Transferor Lender as are transferred by such Transfer Certificate;

(b)	the Transferor Lender’s Commitment is discharged to the extent specified in the Transfer Certificate;

(c)	the Transferee Lender becomes a Lender with a Contribution and/or a Commitment in respect of the Loan of the amounts specified in the Transfer Certificate;

(d)

the Transferee Lender becomes bound by all the provisions of this Agreement and the Security Documents which are applicable to the Lenders generally, including those about pro-rata sharing and the exclusion of liability on the part of, and the indemnification of, the Agent and the Security Trustee and to the extent that the Transferee Lender becomes bound by those provisions, the Transferor Lender ceases to be bound by them;

(e)

an Advance or part of an Advance which the Transferee Lender makes after the Transfer Certificate comes into effect ranks in point of priority and security in the same way as it would have ranked had it been made by the Transferor Lender, assuming that any defects in the Transferor Lender’s title and any rights or equities of any Security Party against the Transferor Lender had not existed; and

(f)

the Transferee Lender becomes entitled to all the rights under this Agreement which are applicable to the Lenders generally, including but not limited to those relating to the Majority Lenders and those under clauses 3.6, 5 and 12 and to the extent that the Transferee Lender becomes entitled to such rights, the Transferor Lender ceases to be entitled to them;

15.3.4	the rights and equities of the Borrowers or of any other Security Party referred to above include, but are not limited to, any right of set-off and any other kind of cross-claim; and

15.3.5

the Borrowers, the Account Bank, the Security Trustee, the Agent and the Lenders hereby irrevocably authorise and instruct the Agent to sign any such Transfer Certificate on their behalf and undertake not to withdraw, revoke or qualify such authority or instruction at any time. Promptly upon its signature of any Transfer Certificate, the Agent shall notify the Borrowers, the Transferor Lender and the Transferee Lender.

15.4	Reliance on Transfer Certificate

15.4.1

The Agent shall be entitled to rely on any Transfer Certificate believed by it to be genuine and correct and to have been presented or signed by the persons by whom it purports to have been presented or signed, and shall not be liable to any of the parties to this Agreement and the Security Documents for the consequences of such reliance.

15.4.2

The Agent shall at all times during the continuation of this Agreement maintain a register in which it shall record the name, Commitments, Contributions and administrative details (including the lending office) from time to time of the Lenders holding a Transfer Certificate and the date at which the transfer referred to in such Transfer Certificate held by each Lender was transferred to such Lender, and the Agent shall make the said register available for inspection by any Lender or the Borrowers during normal banking hours upon receipt by the Agent of reasonable prior notice requesting the Agent to do so.

15.4.3

The entries on the said register shall, in the absence of manifest error, be conclusive in determining the identities of the Commitments, the Contributions and the Transfer Certificates held by the Lenders from time to time and the principal amounts of such Transfer Certificates and may be relied upon by all parties to this Agreement.

15.5	Transfer fees and expenses

Any Transferor Lender who causes the transfer of all or any part of its rights, benefits and/or obligations under the Security Documents in accordance with the foregoing provisions of this clause 15, must, on each occasion, pay to the Agent a transfer fee of three thousand Dollars (USD3,000) and, in addition, be responsible for all other costs and expenses (including, but not limited to, reasonable legal fees and expenses) associated therewith and all value added tax thereon, as well as those of the Agent (in addition to its fee as aforesaid) in connection with such transfer.

15.6	Documenting transfers

If any Lender assigns all or any part of its rights or transfers all or any part of its rights, benefits and/or obligations as provided in clause 15.3, each Borrower undertakes, immediately on being requested to do so by the Agent and at the cost of the Transferor Lender, to enter into, and procure that the other Security Parties shall (at the cost of the Transferor Lender) enter into, such documents as may be necessary or desirable to transfer to the Transferee Lender all or the relevant part of such Lender’s interest in the Security Documents and all relevant references in this Agreement to such Lender shall thereafter be construed as a reference to the Transferor Lender and/or its Transferee Lender (as the case may be) to the extent of their respective interests.

15.7	Sub-Participation, securitisation, subrogation assignment

15.7.1

A Lender may sub-participate or include in a securitisation or similar transaction all or any part of its rights and/or obligations under or in connection with the Security Documents without the prior consent of the Borrowers, any Security Party, the Agent or the Security Trustee and the Lenders may assign, in any manner and terms all or any part of those rights to an insurer or surety who has become subrogated to them.

15.7.2

The Borrowers shall, and shall procure that each Security Party shall, do everything desirable or necessary to assist the Lenders (or any of them) to achieve a successful (in the opinion of the Lender concerned) securitisation (or similar transaction) or any sub-participation or subrogation assignment.

15.8	Lending office

Each Lender shall lend through its office at the address specified in schedule 1 or, as the case may be, in any relevant Transfer Certificate or through any other office of such Lender selected from time to time by it through which such Lender wishes to lend for the purposes of this Agreement. If the office through which a Lender is lending is changed pursuant to this clause 15.8, such Lender shall notify the Agent promptly of such change and the Agent shall notify the Borrowers, the Security Trustee, the Account Bank and the other Lenders.

15.9	Disclosure of information

A Bank may disclose to any of its branches and affiliates, its head office, any relevant fiscal authorities a prospective assignee, transferee or to any other person who may propose entering into contractual relations with such Bank in relation to this Agreement such information about the Borrowers and/or the other Security Parties and/or the Loan and/or the Security Documents as such Bank shall consider appropriate in relation to any transfer and/or enforcement hereunder.

16	ARRANGER, AGENT AND SECURITY TRUSTEE

16.1	Appointment of the Agent

Each Lender irrevocably appoints the Agent as its agent for the purposes of this Agreement and such of the Security Documents to which it may be appropriate for the Agent to be party. Accordingly each of the Lenders hereby authorises the Agent:

16.1.1	to execute such documents as may be approved by the Majority Lenders for execution by the Agent; and

16.1.2

(whether or not by or through employees or agents) to take such action on such Lender’s behalf and to exercise such rights, remedies, powers and discretions as are specifically delegated to the Agent by any Security Document, together with such powers and discretions as are reasonably incidental thereto.

16.2	Agent’s actions

Any action taken by the Agent under or in relation to any of the Security Documents whether with requisite authority or on the basis of appropriate instructions received from the Majority Lenders (or as otherwise duly authorised) shall be binding on all the Banks.

16.3	Agent’s and Agent’s duties

16.3.1

The Agent shall promptly notify each Lender of (i) the contents of each notice, certificate or other document received by it from the Borrowers under or pursuant to clauses 8.1.1, 8.1.6, 8.1.9, 8.1.10, 8.1.13 and 8.1.17 and (ii) any information it receives which is material to the Borrowers’ ability to repay the Loan; and

16.3.2

The Agent shall (subject to the other provisions of this clause 16) take (or instruct the Security Trustee to take) such action or, as the case may be, refrain from taking (or authorise the Security Trustee to refrain from taking) such action with respect to the exercise of any of its rights, remedies, powers and discretions as agent, as the Majority Lenders may direct.

16.4	Security Trustee’s and Agent’s rights

The Security Trustee and the Agent may:

16.4.1

in the exercise of any right, remedy, power or discretion in relation to any matter, or in any context, not expressly provided for by this Agreement or any of the other Security Documents, act or, as the case may be, refrain from acting (or authorise the Security Trustee to act or refrain from acting) in accordance with the instructions of the Lenders, and shall be fully protected in so doing;

16.4.2

unless and until it has received directions from the Majority Lenders, take such action or, as the case may be, refrain from taking such action (or authorise the Security Trustee to take or refrain from taking such action) in respect of a Default of which the Agent has actual knowledge as it shall consider advisable in the best interests of the Lenders (but shall not be obliged to do so);

16.4.3

refrain from acting (or authorise the Security Trustee to refrain from acting) in accordance with any instructions of the Lenders to institute any Proceedings arising out of or in connection with any of the Security Documents until it and/or the Security Trustee has been indemnified and/or secured to its satisfaction against any and all costs, expenses or liabilities (including legal fees) which it would or might incur as a result;

16.4.4

deem and treat (i) each Lender as the person entitled to the benefit of the Contribution of such Lender for all purposes of this Agreement unless and until a notice shall have been filed with the Agent pursuant to clause 15.3 and shall have become effective, and (ii) the office set opposite the name of each of the Lenders in schedule 1 as its lending office unless and until a written notice of change of lending office shall have been received by the Agent and the Agent may act upon any such notice unless and until the same is superseded by a further such notice;

16.4.5

rely as to matters of fact which might reasonably be expected to be within the knowledge of any Security Party upon a certificate signed by any director or officer of the relevant Security Party on behalf of the relevant Security Party; and

16.4.6	do anything which is in its opinion necessary or desirable to comply with any law or regulation in any jurisdiction.

16.5	No Liability of Agent or Arranger

Neither of the Security Trustee, the Agent nor any of their respective employees and agents shall:

16.5.1

be obliged to make any enquiry as to the use of any of the proceeds of the Loan unless (in the case of the Agent) so required in writing by a Lender, in which case the Agent shall promptly make the appropriate request to the Borrowers; or

16.5.2

be obliged to make any enquiry as to any breach or default by the Borrowers or any other Security Party in the performance or observance of any of the provisions of the Security Documents or as to the existence of a Default unless (in the case of the Agent) the Agent has actual knowledge thereof or has been notified in writing thereof by a Bank, in which case the Agent shall promptly notify the Banks of the relevant event or circumstance; or

16.5.3	be obliged to enquire whether or not any representation or warranty made by the Borrowers or any other Security Party pursuant to this Agreement or any of the other Security Documents is true; or

16.5.4

be obliged to do anything (including, without limitation, disclosing any document or information) which would, or might in its opinion, be contrary to any law or regulation or be a breach of any duty of confidentiality or otherwise be actionable or render it liable to any person; or

16.5.5	be obliged to account to any Lender for any sum or the profit element of any sum received by it for its own account; or

16.5.6	be obliged to institute any Proceedings arising out of or in connection with any of the Security Documents other than on the instructions of the Majority Lenders; or

16.5.7	be liable to any Lender for any action taken or omitted under or in connection with any of the Security Documents unless caused by its gross negligence or wilful misconduct.

For the purposes of this clause 16, neither of the Security Trustee, the Arranger or the Agent shall be treated as having actual knowledge of any matter of which the corporate finance or any other division outside the agency or loan administration department of the Arranger, the Security Trustee or the Agent or the person for the time being acting as the Arranger, the Security Trustee or the Agent may become aware in the context of corporate finance, advisory or lending activities from time to time undertaken by the Arranger, the Security Trustee or the Agent or, as the case may be, the Security Trustee or Agent for any Security Party or any other person which may be a trade competitor of any Security Party or may otherwise have commercial interests similar to those of any Security Party.

16.6	Non–reliance on Arranger, Security Trustee or Agent

Each Lender acknowledges that it has not relied on any statement, opinion, forecast or other representation made by the Arranger, the Security Trustee or the Agent to induce it to enter into any of the Security Documents and that it has made and will continue to make, without reliance on the Arranger, the Security Trustee or the Agent and based on such documents as it considers appropriate, its own appraisal of the creditworthiness of the Security Parties and its own independent investigation of the financial condition, prospects and affairs of the Security Parties in connection with the making and continuation of such Lender’s Commitment or Contribution under this Agreement. None of the Arranger, the Security Trustee and the Agent shall have any duty or responsibility, either initially or on a continuing basis, to provide any Lender with any credit or other information with respect to any Security Party whether coming into its possession before the making of any Advance or the Loan or at any time or times thereafter other than as provided in clause 16.3.1.

16.7	No responsibility on Arranger, Security Trustee or Agent for Borrowers’ performance

None of the Arranger, the Security Trustee or the Agent shall have any responsibility or liability to any Lender:

16.7.1	on account of the failure of any Security Party to perform its obligations under any of the Security Documents; or

16.7.2	for the financial condition of any Security Party; or

16.7.3	for the completeness or accuracy of any statements, representations or warranties in any of the Security Documents or any document delivered under any of the Security Documents; or

16.7.4

for the execution, effectiveness, adequacy, genuineness, validity, enforceability or admissibility in evidence of any of the Security Documents or of any certificate, report or other document executed or delivered under any of the Security Documents; or

16.7.5	to investigate or make any enquiry into the title of the Borrowers or any other Security Party to the Vessels or any other security or any part thereof; or

16.7.6	for taking or omitting to take any other action under or in relation to any of the Security Documents or any aspect of any of the Security Documents; or

16.7.7	on account of the failure of the Security Trustee to perform or discharge any of its duties or obligations under the Security Documents; or

16.7.8	otherwise in connection with the Security Documents or their negotiation or for acting (or, as the case may be, refraining from acting) in accordance with the instructions of the Lenders.

16.8	Reliance on documents and professional advice

Each of the Arranger, the Security Trustee and the Agent shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed or sent by the proper person and shall be entitled to rely as to legal or other professional matters on opinions and statements of any legal or other professional advisers selected or approved by it (including those in the Arranger’s, Security Trustee’s or Agent’s employment).

16.9	Other dealings

Each of the Arranger, the Security Trustee and the Agent may, without any liability to account to the Lenders, accept deposits from, and generally engage in any kind of banking or other business with, and provide advisory or other services to, any Security Party or any company in the same group of companies as such Security Party or any of the Lenders as if it were not the Arranger, the Security Trustee or Agent.

16.10	Rights of Agent, Agent as Lender; no partnership

With respect to its own Commitment and Contribution (if any) the Security Trustee and the Agent shall have the same rights and powers under the Security Documents as any other Lender and may exercise the same as though it were not performing the duties and functions delegated to it under this Agreement and the term “Lenders” shall, unless the context clearly otherwise indicates, include the Security Trustee and the Agent in their respective individual capacity as a Lender. This Agreement shall not be construed so as to constitute a partnership between the parties or any of them.

16.11	Amendments and waivers

16.11.1

Subject to clause 16.11, the Arranger, the Security Trustee and/or the Agent (as the case may be) may, with the consent of the Majority Lenders (or if and to the extent expressly permitted by the other provisions of any of the Security Documents) and, if so instructed by the Majority Lenders, shall:

16.11.2	agree (or authorise the Security Trustee to agree) amendments or modifications to any of the Security Documents with the Borrowers and/or any other Security Party; and/or

16.11.3

vary or waive breaches of, or defaults under, or otherwise excuse performance of, any provision of any of the other Security Documents by the Borrowers and/or any other Security Party (or authorise the Security Trustee to do so).

Any such action so authorised and effected by the Agent shall be documented in such manner as the Security Trustee and/or the Agent (as the case may be) shall (with the approval of the Majority Lenders) determine, shall be promptly notified to the Lenders by the Security Trustee and/or the Agent (as the case may be) and (without prejudice to the generality of clause 16.2) shall be binding on the Lenders.

16.11.4

Except with the prior written consent of the Lenders, the Security Trustee and the Agent shall have no authority on behalf of the Lenders to agree (or authorise the Security Trustee to agree) with the Borrowers and/or any other Security Party any amendment or modification to any of the Security Documents or to grant (or authorise the Security Trustee to grant) waivers in respect of breaches or defaults or to vary or excuse (or authorise the Security Trustee to vary or excuse) performance of or under any of the Security Documents by the Borrowers and/or any other Security Party, if the effect of such amendment, modification, waiver or excuse would be to:

(a)	reduce the Margin, postpone the due date or reduce the amount of any payment of principal, interest or other amount payable by any Security Party under any of the Security Documents;

(b)	change the currency in which any amount is payable by any Security Party under any of the Security Documents;

(c)	increase any Lender’s Commitment;

(d)	extend any Maturity Date;

(e)

change any provision of any of the Security Documents which expressly or impliedly requires the approval or consent of all the Lenders such that the relevant approval or consent may be given otherwise than with the sanction of all the Lenders;

(f)	change the order of distribution under clauses 6.10 and 13.1;

(g)	change this clause 16.11;

(h)	change the definition of “Majority Lenders” in clause 1.2;

(i)

release any Security Party from the security constituted by any Security Document (except as required by the terms thereof or by law) or change the terms and conditions upon which such security or guarantee may be, or is required to be, released.

16.12	Reimbursement and indemnity by Lenders

Each Lender shall reimburse the Security Trustee and the Agent (rateably in accordance with such Lender’s Commitment or, after the first Advance or the Loan has been drawn, its Contribution,) to the extent that the Security Trustee or the Agent is not reimbursed by the Borrowers, for the costs, charges and expenses incurred by the Security Trustee or the Agent which are expressed to be payable by the Borrowers under clause 5.3 including (in each case), without limitation, the fees and expenses of legal or other professional advisers provided that, if following any payment to the Security Trustee or the Agent by a Lender under this clause the Security Trustee or the Agent receives payment from the Borrowers in respect of the same costs, fees or expenses, the Security Trustee or the Agent shall upon receipt thereof reimburse the relevant Lender. Each Lender must on demand indemnify the Security Trustee or the Agent (rateably in accordance with such Lender’s Commitment or, after the first Advance or the Loan has been drawn, its Contribution) against all liabilities, damages, costs and claims whatsoever incurred by the Security Trustee in connection with any of the Security Documents or the performance of its duties under any of the Security Documents or any action taken or omitted by the Security Trustee or, as the case may be, the Agent, under any of the Security Documents, unless such liabilities, damages, costs or claims arise from the Security Trustee’s or as the case may be, the Agent’s own gross negligence or wilful misconduct.

16.13	Retirement of the Agent

16.13.1

The Agent may, having given to the Borrowers and each of the Lenders not less than fifteen (15) days’ notice of its intention to do so, retire from its appointment as the Agent under this Agreement, provided that no such retirement shall take effect unless there has been appointed by the Lenders as a successor agent:

(a)	a company in the same group of companies as the Agent,

(b)	a Lender nominated by the Majority Lenders or, failing such a nomination,

(c)	any reputable and experienced bank or financial institution nominated by the retiring Agent.

and written confirmation (in a form acceptable to the Lenders) of such acceptance agreeing to be bound by this Agreement in the capacity of the Agent as if it had been an original party to this Agreement.

Any corporation into which the retiring Agent and/or the retiring Security Trustee (as the case may be) may be merged or converted or any corporation with which the Security Trustee and/or the Agent (as the case may be) may be consolidated or any corporation resulting from any merger, conversion, amalgamation, consolidation or other reorganisation to which the Security Trustee or the Agent (as the case may be) shall be a party shall, to the extent permitted by applicable law, be the successor Agent or Security Trustee under this Agreement and the other Security Documents without the execution or filing of any document or any further act on the part of any of the parties to the Security Documents save that notice of any such merger, conversion, amalgamation, consolidation or other reorganisation shall forthwith be given to each Security Party and the Lenders. Prior to any such successor being appointed, the Agent agrees to consult with the Borrowers and the Lenders as to the identity of the proposed successor and to take account of any reasonable objections which the Borrowers and the Lenders may raise to such successor being appointed.

16.13.2

If the Majority Lenders, acting reasonably, are of the opinion that the Security Trustee or Agent is unable to fulfil its respective obligations under this Agreement in a professional and acceptable manner, then they may require the Security Trustee or Agent, by written notice, to resign in accordance with clause 16.13.1, which the Agent shall promptly do, and the terms of clause 16.13.1 shall apply to the appointment of any substitute Security Trustee or Agent, save that the same shall be appointed by the Majority Lenders and not by all of the Lenders.

16.13.3

Upon any such successor as aforesaid being appointed, the retiring Agent or, as the case may be, the Security Trustee shall be discharged from any further obligation under the Security Documents (but shall continue to have the benefit of this clause 16 in respect of any action it has taken or refrained from taking prior to such discharge) and its successor and each of the other parties to this Agreement shall have the same rights and obligations among themselves as they would have had if such successor had been a party to this Agreement in place of the retiring Agent or Security Trustee. The retiring Agent or Agent shall (at its own expense) provide its successor with copies of such of its records as its successor reasonably requires to carry out its functions under the Security Documents.

16.14	Appointment and retirement of Security Trustee

16.14.1	Appointment

Each of the Banks irrevocably appoints the Security Trustee as its Security Trustee and trustee for the purposes of the Security Documents, in each case on the terms set out in this Agreement. Accordingly, each of the Lenders and the Agent hereby authorises the Security Trustee (whether or not by or through employees or agents) to take such action on its behalf and to exercise such rights, remedies, powers and discretions as are specifically delegated to the Security Trustee by this Agreement and/or the Security Documents, together with such powers and discretions as are reasonably incidental thereto.

16.14.2	Retirement

Without prejudice to clause 16.13, the Security Trustee may, having given to the Borrowers and each of the Lenders not less than fifteen (15) days’ notice of its intention to do so, retire from its appointment as Security Trustee under this Agreement and any Trust Deed, provided that no such retirement shall take effect unless there has been appointed by the Lenders and the Agent as a successor Security Trustee and trustee:

(a)

a company in the same group of companies of the Security Trustee nominated by the Security Trustee which the Lenders hereby irrevocably and unconditionally agree to appoint or, failing such nomination,

(b)	a Lender or trust corporation nominated by the Majority Lenders or, failing such a nomination,

(c)	any bank or trust corporation nominated by the retiring Security Trustee,

and, in any case, such successor Security Trustee and trustee shall have duly accepted such appointment by delivering to the Agent (i) written confirmation (in a form acceptable to the Agent) of such acceptance agreeing to be bound by this Agreement in the capacity of Security Trustee as if it had been an original party to this Agreement and (ii) a duly executed Trust Deed.

Any corporation into which the retiring Security Trustee may be merged or converted or any corporation with which the Security Trustee may be consolidated or any corporation resulting from any merger, conversion, amalgamation, consolidation or other reorganisation to which the Security Trustee shall be a party shall, to the extent permitted by applicable law, be the successor Security Trustee under this Agreement, any Trust Deed and the other Security Documents without the execution or filing of any document or any further act on the part of any of the parties to this Agreement, any Trust Deed and the other Security Documents save that notice of any such merger, conversion, amalgamation, consolidation or other reorganisation shall forthwith be given to each Security Party and the Lenders. Prior to any such successor being appointed, the Security Trustee agrees to consult with the Borrowers as to the identity of the proposed successor and to take account of any reasonable objections which the Borrowers may raise to such successor being appointed.

Upon any such successor as aforesaid being appointed, the retiring Security Trustee shall be discharged from any further obligation under the Security Documents (but shall continue to have the benefit of this clause 16 in respect of any action it has taken or refrained from taking prior to such discharge) and its successor and each of the other parties to this Agreement shall have the same rights and obligations among themselves as they would have had if such successor had been a party to this Agreement in place of the retiring Security Trustee. The retiring Security Trustee shall (at its own expense) provide its successor with copies of such of its records as its successor reasonably requires to carry out its functions under the Security Documents.

16.15	Powers and duties of the Security Trustee

16.15.1

The Security Trustee shall have no duties, obligations or liabilities to any of the Lenders and the Agent beyond those expressly stated in any of the Security Documents. Each of the Agent and the Lenders hereby authorises the Security Trustee to enter into and execute:

(a)	each of the Security Documents to which the Security Trustee is or is intended to be a party; and

(b)	any and all such other Security Documents as may be approved by the Agent in writing (acting on the instructions of the Majority Lenders) for entry into by the Security Trustee,

and, in each and every case, to hold any and all security thereby created upon trust for the Lenders and the Agent for the time being in the manner contemplated by this Agreement.

16.15.2	Subject to clause 16.15.3 the Security Trustee may, with the prior consent of the Majority Lenders communicated in writing by the Agent, concur with any of the Security Parties to:

(a)	amend, modify or otherwise vary any provision of the Security Documents to which the Security Trustee is or is intended to be a party; or

(b)	waive breaches of, or defaults under, or otherwise excuse performance of, any provision of the Security Documents to which the Security Trustee is or is intended to be a party; or

(c)	give any consents to any Security Party in respect of any provision of any Security Document.

Any such action so authorised and effected by the Security Trustee shall be promptly notified to the Lenders and the Agent by the Security Trustee and shall be binding on the other Banks.

16.15.3	The Security Trustee shall not concur with any Security Party with respect to any of the matters described in clause 16.11.4 without the consent of the Lenders communicated in writing by the Agent.

16.15.4

The Security Trustee shall (subject to the other provisions of this clause 16) take such action or, as the case may be, refrain from taking such action, with respect to any of its rights, powers and discretions as Security Trustee and trustee, as the Agent may direct. Subject as provided in the foregoing provisions of this clause, unless and until the Security Trustee has received such instructions from the Agent, the Security Trustee may, but shall not be obliged to, take (or refrain from taking) such action under or pursuant to the Security Documents referred to in clause 16.14 as the Security Trustee shall deem advisable in the best interests of the Banks provided that (for the avoidance of doubt), to the extent that this clause might otherwise be construed as authorising the Security Trustee to take, or refrain from taking, any action of the nature referred to in clause 16.15.2—and for which the prior consent of the Lenders is expressly required under clause 16.15.3—clauses 16.15.2 and 16.15.3 shall apply to the exclusion of this clause.

16.15.5

None of the Lenders nor the Agent shall have any independent power to enforce any of the Security Documents referred to in clause 16.14 or to exercise any rights, discretions or powers or to grant any consents or releases under or pursuant to such Security Documents or any of them or otherwise have direct recourse to the security and/or guarantees constituted by such Security Documents or any of them except through the Security Trustee.

16.15.6

For the purpose of this clause 16, the Security Trustee may, rely and act in reliance upon any information from time to time furnished to the Security Trustee by the Agent (whether pursuant to clause 16.15.7 or otherwise) unless and until the same is superseded by further such information, so that the Security Trustee shall have no liability or responsibility to any party as a consequence of placing reliance on and acting in reliance upon any such information unless the Security Trustee has actual knowledge that such information is inaccurate or incorrect.

16.15.7

Without prejudice to the foregoing each of the Agent and the Lenders (whether directly or through the Agent) shall provide the Security Trustee with such written information as it may reasonably require for the purpose of carrying out its duties and obligations under the Security Documents referred to in clause 16.14.

16.16	Trust provisions

16.16.1	The trusts constituted or evidenced in or by this Agreement and the Trust Deed shall remain in full force and effect until whichever is the earlier of:

(a)	the expiration of a period of eighty (80) years from the Execution Date; and

(b)

receipt by the Security Trustee of confirmation in writing by the Agent that there is no longer outstanding any Indebtedness (actual or contingent) which is secured or guaranteed or otherwise assured by or under any of the Security Documents, and the parties to this Agreement declare that the perpetuity period applicable to this Agreement and the trusts declared by the Trust Deed shall for the purposes of the Perpetuities and Accumulations Act 1964 be the period of eighty (80) years from the Execution Date.

16.16.2

In its capacity as trustee in relation to the Security Documents specified in clause 16.14, the Security Trustee shall, without prejudice to any of the powers, discretions and immunities conferred upon trustees by law (and to the extent not inconsistent with the provisions of any of those Security Documents), have all the same powers and discretions as a natural person acting as the beneficial owner of such property and/or as are conferred upon the Security Trustee by any of those Security Documents.

16.16.3

It is expressly declared that, in its capacity as trustee in relation to the Security Documents specified in clause 16.14, the Security Trustee shall be entitled, subject to the consent of the Lenders, to invest moneys forming part of the security and which, in the opinion of the Security Trustee, may not be paid out promptly following receipt in the name or under the control of the Security Trustee in any of the investments for the time being authorised by law for the investment by trustees of trust moneys or in any other property or investments whether similar to the aforesaid or not or by placing the same on deposit in the name or under the control of the Security Trustee as the Security Trustee may think fit without being under any duty to diversify its investments and the Security Trustee may at any time vary or transpose any such property or investments for or into any others of a like nature and shall not be responsible for any loss due to depreciation in value or otherwise of such property or investments. Any investment of any part or all of the security may, at the discretion of the Security Trustee, be made or retained in the names of nominees.

16.17	Independent action by Banks

None of the Banks shall enforce, exercise any rights, remedies or powers or grant any consents or releases under or pursuant to, or otherwise have a direct recourse to the security and/or guarantees constituted by any of the Security Documents without the prior written consent of the Majority Lenders but, provided such consent has been obtained, it shall not be necessary for any other Bank to be joined as an additional party in any Proceedings for this purpose.

16.18	Common Agent and Security Trustee

The Agent and the Security Trustee have entered into the Security Documents in their separate capacities (a) as agent for the Lenders under and pursuant to this Agreement (in the case of the Agent) and (b) as Security Trustee and trustee for the Lenders and the Agent under and pursuant to this Agreement, to hold the guarantees and/or security created by the Security Documents specified in clause 16.14 on the terms set out in such Security Documents (in the case of the Security Trustee). If and when the Agent and the Security Trustee are the same entity and any Security Document provides for the Agent to communicate with or provide instructions to the Security Trustee (and vice versa), all parties to this Agreement agree that any such communications or instructions on such occasions are unnecessary and are hereby waived.

16.19	Co-operation to achieve agreed priorities of application

The Lenders and the Agent shall co-operate with each other and with the Security Trustee and any receiver under the Security Documents in realising the property and assets subject to the Security Documents and in ensuring that the net proceeds realised under the Security Documents after deduction of the expenses of realisation are applied in accordance with clause 13.1.

16.20	The Prompt distribution of proceeds

Moneys received by any of the Banks (whether from a receiver or otherwise) pursuant to the exercise of (or otherwise by virtue of the existence of) any rights and powers under or pursuant to any of the Security Documents shall (after providing for all costs, charges, expenses and liabilities and other payments ranking in priority) be paid to the Agent for distribution (in the case of moneys so received by any of the Banks other than the Agent or the Security Trustee) and shall be distributed by the Agent or, as the case may be, the Security Trustee (in the case of moneys so received by the Agent or, as the case may be, the Security Trustee) in each case in accordance with clause 13.1. The Agent or, as the case may be, the Security Trustee shall make each such application and/or distribution as soon as is practicable after the relevant moneys are received by, or otherwise become available to, the Agent or, as the case may be, the Security Trustee save that (without prejudice to any other provision contained in any of the Security Documents) the Agent or, as the case may be, the Security Trustee (acting on the instructions of the Majority Lenders) or any receiver may credit any moneys received by it to a suspense account for so long and in such manner as the Agent or such receiver may from time to time determine with a view to preserving the rights of the Agent and/or the Security Trustee and/or the Arranger and/or the Account Bank and/or the Lenders or any of them to provide for the whole of their respective claims against the Borrowers or any other person liable.

16.21	Reconventioning

After consultation with the Borrowers and the Lenders and notwithstanding clause 16.11, the Agent shall be entitled to make such amendments to this Agreement as it may determine to be necessary to take account of any changes in market practices as a consequence of the European Monetary Union (whether as to the settlement or rounding of obligations, business days, the calculation of interest or otherwise whatsoever). So far as possible such amendments shall be such as to put the parties in the same position as if the event or events giving rise to the need to amend this Agreement had not occurred. Any amendment so made to this Agreement by the Agent shall be promptly notified to the other parties hereto and shall be binding on all parties hereto.

16.22	Exclusivity

Without prejudice to the Borrowers’ rights, in certain instances, to give their consent thereunder, clauses 15 and 16 are for the exclusive benefit of the Banks.

17	NOTICES AND OTHER MATTERS

17.1	Notices

17.1.1

unless otherwise specifically provided herein, every notice under or in connection with this Agreement shall be given in English by letter delivered personally and/or sent by post and/or transmitted by fax and/or electronically;

17.1.2	in this clause “notice” includes any demand, consent, authorisation, approval, instruction, certificate, request, waiver or other communication.

17.2	Addresses for communications, effective date of notices

17.2.1

Subject to clause 17.2.2, clause 17.2.5 and 17.3 notices to the Borrowers shall be deemed to have been given and shall take effect when received in full legible form by the Borrowers at the address and/or fax number and/or email address appearing below (or at such other address or fax number or email address as the Borrowers may hereafter specify for such purpose to the Agent by notice in writing);

Address	c/o Navios Shipmanagement Inc.
85 Akti Miaouli
185 38 Piraeus
Greece

Fax no:	+ 30 210 453 1984
Email:	legal_corp@Navios.com

17.2.2

notwithstanding the provisions of clause 17.2.1 or clause 17.2.5, a notice of Default and/or a notice given pursuant to clause 10.2 or clause 10.3 to the Borrowers shall be deemed to have been given and shall take effect when delivered, sent or transmitted by the Banks or any of them to the Borrowers to the address or fax number or email address referred to in clause 17.2.1;

17.2.3

subject to clause 17.2.5, notices to the Agent and/or Account Bank and/or Security Trustee shall be deemed to be given, and shall take effect, when received in full legible form by the Agent and/or the Security Trustee at the address and/or fax number and/or email address address appearing below (or at any such other address or fax number or email address as the Agent and/or the Security Trustee (as appropriate) may hereafter specify for such purpose to the Borrowers and the other Lenders by notice in writing);

Agent:	Hellenic Bank Public Company Limited

Address:	Corner Limassol Avenue & 200 Athalassa Avenue
2025 Strovolos
Nicosia
Cyprus

Fax:	+357 225000095
Attn:	Mr Dimitrios Tzavaras
Email:	shipfinance@hellenicbank.com

17.2.4

subject to clause 17.2.5 and 17.3, notices to a Lender shall be deemed to be given and shall take effect when received in full legible form by such Lender at its address and/or fax number and/or email address specified in schedule 1 or in any relevant Transfer Certificate (or at any other address or fax number or email address as such Lender may hereafter specify for such purpose to the other Banks); and

17.2.5

if under clause 17.2.1 or clause 17.2.3 a notice would be deemed to have been given and been effective on a day which is not a working day in the place of receipt or is outside the normal business hours in the place of receipt, the notice shall be deemed to have been given and to have taken effect at the opening of business on the next working day in such place.

17.3	Electronic Communication

17.3.1

Any communication to be made by and/or between the Banks or any of them and the Security Parties or any of them under or in connection with the Security Documents or any of them may be made by electronic mail or other electronic means, if and provided that all such parties:

(a)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(b)	notify each other of any change to their electronic mail address or any other such information supplied by them.

17.3.2

Any electronic communication made by and/or between the Banks or any of them and the Security Parties or any of them will be effective only when actually received in readable form and, in the case of any electronic communication made by the Borrowers or the Lenders to the Agent, only if it is addressed in such manner as the Agent shall specify for this purpose.

17.4	Notices through the Agent

Every notice under this Agreement or (unless otherwise provided therein) any other Security Document to be given by the Borrowers to any other party, shall be given to the Agent for onward transmission as appropriate and every notice under this Agreement to be given to the Borrowers shall (except as otherwise provided in the Security Documents) be given to the Borrowers by the Agent.

18	BORROWERS’ OBLIGATIONS

18.1	Joint and several

Regardless of any other provision in any of the Security Documents, all obligations and liabilities whatsoever of the Borrowers herein contained are joint and several and shall be construed accordingly. Each of the Borrowers agrees and consents to be bound by the Security Documents to which it becomes a party notwithstanding that the other Borrower may not do so or be effectually bound and notwithstanding that any of the Security Documents may be invalid or unenforceable against the other Borrower, whether or not the deficiency is known to any Bank.

18.2	Borrowers as principal debtors

Each Borrower acknowledges that it is a principal and original debtor in respect of all amounts which may become payable by the Borrowers in accordance with the terms of any of the Security Documents and agrees that each Bank may continue to treat it as such, whether or not such Bank is or becomes aware that such Borrower is or has become a surety for the other Borrower.

18.3	Indemnity

The Borrowers undertake to keep the Banks fully indemnified on demand against all claims, damages, losses, costs and expenses arising from any failure of any Borrower to perform or discharge any purported obligation or liability of that Borrower which would have been the subject of this Agreement or any other Security Document had it been valid and enforceable and which is not or ceases to be valid and enforceable against the other Borrower on any ground whatsoever, whether or not known to any Bank including, without limitation, any irregular exercise or absence of any corporate power or lack of authority of, or breach of duty by, any person purporting to act on behalf of the other Borrower (or any legal or other limitation, whether under the Limitation Acts or otherwise or any disability or death, bankruptcy, unsoundness of mind, insolvency, liquidation, dissolution, winding up, administration, receivership, amalgamation, reconstruction or any other incapacity of any person whatsoever (including, in the case of a partnership, a termination or change in the composition of the partnership) or any change of name or style or constitution of any Security Party)).

18.4	Liability unconditional

None of the obligations or liabilities of the Borrowers under any Security Document shall be discharged or reduced by reason of:

18.4.1

the death, bankruptcy, unsoundness of mind, insolvency, liquidation, dissolution, winding-up, administration, receivership, amalgamation, reconstruction or other incapacity of any person whatsoever (including, in the case of a partnership, a termination or change in the composition of the partnership) or any change of name or style or constitution of any Borrower or any other person liable;

18.4.2

any Bank granting any time, indulgence or concession to, or compounding with, discharging, releasing or varying the liability of, any Borrower or any other person liable or renewing, determining, varying or increasing any accommodation, facility or transaction or otherwise dealing with the same in any manner whatsoever or concurring in, accepting, varying any compromise, arrangement or settlement or omitting to claim or enforce payment from any Borrower or any other person liable; or

18.4.3	anything done or omitted which but for this provision might operate to exonerate the Borrowers or all of them.

18.5	Recourse to other security

No Bank shall be obliged to make any claim or demand or to resort to any security or other means of payment now or hereafter held by or available to them for enforcing any of the Security Documents against any Borrower or any other person liable and no action taken or omitted by any Bank in connection with any such security or other means of payment will discharge, reduce, prejudice or affect the liability of the Borrowers under the Security Documents to which any of them is, or is to be, a party.

18.6	Waiver of Borrowers’ rights

Each Borrower agrees with the Banks that, throughout the Facility Period, it will not, without the prior written consent of the Agent:

18.6.1	exercise any right of subrogation, reimbursement and indemnity against the other Borrower or any other person liable under the Security Documents;

18.6.2

demand or accept repayment in whole or in part of any Indebtedness now or hereafter due to such Borrower from the other Borrower or from any other person liable for such Indebtedness or demand or accept any guarantee against financial loss or any document or instrument created or evidencing an Encumbrance in respect of the same or dispose of the same;

18.6.3	take any steps to enforce any right against the other Borrower or any other person liable in respect of any such moneys; or

18.6.4

claim any set-off or counterclaim against the other Borrower or any other Security Party or claim or prove in competition with any Bank in the liquidation of the other Borrower or any other person liable or have the benefit of, or share in, any payment from or composition with, the other Borrower or any other person liable or any security granted under any Security Document now or hereafter held by any Bank for any moneys owing under this Agreement or for the obligations or liabilities of any other person liable but so that, if so directed by the Agent, it will prove for the whole or any part of its claim in the liquidation of the other Borrower or other person liable on terms that the benefit of such proof and all money received by it in respect thereof shall be held on trust for the Banks and applied in or towards discharge of any moneys owing under this Agreement in such manner as the Agent shall require.

19	GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it is governed by and shall be construed in accordance with English law.

20	JURISDICTION

20.1	Exclusive Jurisdiction

For the benefit of the Banks, and subject to clause 20.4 below, the Borrowers hereby irrevocably agree that the courts of England shall have exclusive jurisdiction:

20.1.1

to settle any disputes or other matters whatsoever arising under or in connection with this Agreement or any non-contractual obligation arising out of or in connection with this Agreement and any disputes or other such matters arising in connection with the negotiation, validity or enforceability of this Agreement or any part thereof, whether the alleged liability shall arise under the laws of England or under the laws of some other country and regardless of whether a particular cause of action may successfully be brought in the English courts; and

20.1.2	to grant interim remedies or other provisional or protective relief.

20.2	Submission and service of process

Each Borrower accordingly irrevocably and unconditionally submits to the jurisdiction of the English courts. Without prejudice to any other mode of service each Borrower:

20.2.1

irrevocably empowers and appoints Hill Dickinson Services (London) Ltd. at present of The Broadgate Tower, 20 Primrose Street, London EC2A 2EW, England, as its agent to receive and accept on its behalf any process or other document relating to any proceedings before the English courts in connection with this Agreement;

20.2.2	agrees to maintain such an agent for service of process in England from the date hereof until the end of the Facility Period;

20.2.3	agrees that failure by a process agent to notify the Borrowers of service of process will not invalidate the proceedings concerned;

20.2.4

without prejudice to the effectiveness of service of process on its agent under clause 20.2.1 above but as an alternative method, consents to the service of process relating to any such proceedings by mailing or delivering a copy of the process to its address for the time being applying under clause 17.2;

20.2.5

agrees that if the appointment of any person mentioned in clause 20.2.1 ceases to be effective, the Borrowers shall immediately appoint a further person in England to accept service of process on its behalf in England and, failing such appointment within seven (7) days the Agent shall thereupon be entitled and is hereby irrevocably authorised by the Borrowers in those circumstances to appoint such person by notice to the Borrowers.

20.3	Forum non conveniens and enforcement abroad

Each Borrower:

20.3.1

waives any right and agrees not to apply to the English court or other court in any jurisdiction whatsoever to stay or strike out any proceedings commenced in England on the ground that England is an inappropriate forum and/or that Proceedings have been or will be started in any other jurisdiction in connection with any dispute or related matter falling within clause 20.1; and

20.3.2

agrees that a judgment or order of an English court in a dispute or other matter falling within clause 20.1 shall be conclusive and binding on the Borrowers and may be enforced against them in the courts of any other jurisdiction.

20.4	Right of Security Trustee, but not Borrowers, to bring proceedings in any other jurisdiction

20.4.1

Nothing in this clause 20 limits the right of any Lender to bring Proceedings, including third party proceedings, against any one or all Borrowers, or to apply for interim remedies, in connection with this Agreement in any other court and/or concurrently in more than one jurisdiction;

20.4.2

the obtaining by any Lender of judgment in one jurisdiction shall not prevent such Lender from bringing or continuing proceedings in any other jurisdiction, whether or not these shall be founded on the same cause of action.

20.5	Enforceability despite invalidity of Agreement

Without prejudice to the generality of clause 13.9, the jurisdiction agreement contained in this clause 20 shall be severable from the rest of this Agreement and shall remain valid, binding and in full force and shall continue to apply notwithstanding this Agreement or any part thereof being held to be avoided, rescinded, terminated, discharged, frustrated, invalid, unenforceable, illegal and/or otherwise of no effect for any reason.

20.6	Effect in relation to claims by and against non-parties

20.6.1

For the purpose of this clause “Foreign Proceedings” shall mean any Proceedings except proceedings brought or pursued in England arising out of or in connection with (i) or in any way related to any of the Security Documents or any assets subject thereto or (ii) any action of any kind whatsoever taken by any Bank pursuant thereto or which would, if brought by any or all of the Borrowers against the Banks, have been required to be brought in the English courts;

20.6.2

no Borrower shall bring or pursue any Foreign Proceedings against any Bank and shall use its best endeavours to prevent persons not party to this Agreement from bringing or pursuing any Foreign Proceedings against any Bank;

20.6.3

If, for any reason whatsoever, any Security Party and/or any person connected howsoever with any Security Party brings or pursues against any Bank any Foreign Proceedings, the Borrowers shall indemnify such Bank on demand in respect of any and all claims, losses, damages, demands, causes of action, liabilities, costs and expenses (including, but not limited to, legal costs) of whatsoever nature howsoever arising from or in connection with such Foreign Proceedings which such Bank (or the Agent on its behalf) certifies as having been incurred by it;

20.6.4

the Banks and the Borrowers hereby agree and declare that the benefit of this clause 20 shall extend to and may be enforced by any officer, employee, agent or business associate of any of the Banks against whom a Borrower brings a claim in connection howsoever with any of the Security Documents or any assets subject thereto or any action of any kind whatsoever taken by, or on behalf of or for the purported benefit of any Bank pursuant thereto or which, if it were brought against any Bank, would fall within the material scope of clause 20.1. In those circumstances this clause 20 shall be read and construed as if references to any Bank were references to such officer, employee, agent or business associate, as the case may be.

Execution Page

IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

SIGNED as a deed for and on behalf of		)
CRONUS SHIPPING CORPORATION		)
by STRATIGOULA SAKELLARIOU		)
(as Borrower)		)	/s/ Ioanna Mitsaki

in the presence of	/s/ Ioanna Mitsaki	)
IOANNA MITSAKI
Ince
Akti Miaouli 47 - 49
Piraeus 185 36 Greece

SIGNED as a deed for and on behalf of		)
BOLE SHIPPING CORPORATION		)
by STRATIGOULA SAKELLARIOU		)
(as Borrower)		)	/s/ Ioanna Mitsaki

in the presence of	/s/ Ioanna Mitsaki	)
IOANNA MITSAKI
Ince
Akti Miaouli 47 - 49
Piraeus 185 36 Greece

SIGNED as a deed for and on behalf of		)
SKOPELOS SHIPPING CORPORATION		)
By STRATIGOULA SAKELLARIOU		)
(as Borrower)		)	/s/ Ioanna Mitsaki

in the presence of	/s/ Ioanna Mitsaki	)
IOANNA MITSAKI
Ince
Akti Miaouli 47 - 49
Piraeus 185 36 Greece

SIGNED as a deed for and on behalf of		)
IOS SHIPPING CORPORATION		)
by STRATIGOULA SAKELLARIOU		)
(as Borrower)		)	/s/ Ioanna Mitsaki

in the presence of	/s/ Ioanna Mitsaki	)
IOANNA MITSAKI
Ince
Akti Miaouli 47 - 49
Piraeus 185 36 Greece

SIGNED as a deed for and on behalf of		)
ANTIPAXOS SHIPPING CORPORATION		)
by STRATIGOULA SAKELLARIOU		)
(as Borrower)		)	/s/ Ioanna Mitsaki

in the presence of	/s/ Ioanna Mitsaki	)
IOANNA MITSAKI
Ince
Akti Miaouli 47 - 49
Piraeus 185 36 Greece

SIGNED by	Panagiotis Fokas	)
for and on behalf of		)
HELLENIC BANK PUBLIC COMPANY LIMITED		)
(as a Lender))			/s/ Panagiotis Fokas

in the presence of	DIMITRA KANTARTZI	)
Ince
Akti Miaouli 47-49
Piraeus 18536 Greece

SIGNED by	Panagiotis Fokas	)
for and on behalf of		)
HELLENIC BANK PUBLIC COMPANY LIMITED		)
(as Arranger, Account Bank, Agent and Security Trustee))			/s/ Panagiotis Fokas

in the presence of	DIMITRA KANTARTZI	)
Ince
Akti Miaouli 47-49
Piraeus 18536 Greece